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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated March 26, 2015
Commission file number 001-15254

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	None (I.R.S. Employer Identification No.)
3000, 425 - 1st Street S.W. Calgary, Alberta, Canada T2P 3L8 (Address of principal executive offices and postal code)
(403) 231-3900 (Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 333-185591 AND 33-77022) AND FORM F-10 (FILE NO. 333-198566) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

1.
Notice of Meeting and Management Information Circular; and

2.
Form of Proxy.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: March 26, 2015
	By:	/s/ TYLER W. ROBINSON Tyler W. Robinson Vice President & Corporate Secretary

Enbridge Inc.

Notice of 2015 Annual and Special Meeting and
Management Information Circular

Annual and Special Meeting of Shareholders of
Enbridge Inc. to be held on Wednesday, May 6, 2015
in Toronto, Ontario, Canada	March 3, 2015

Contents

Letter to Shareholders	1
Notice of our 2015 annual and special meeting of shareholders	2
Management information circular	3
1. About the meeting	4
What The Meeting Will Cover	4
Who Can Attend The Meeting And Vote	4
How To Vote	5
Electing Our Directors	7
Appointing Our Auditors	18
Confirming our Advance Notice By-Law	19
Having A "Say On Pay"	19
Shareholder Proposals	19
Voting Results	19
2. Governance	20
Our Governance Practices	20
A Culture Of Ethical Conduct	20
The Role Of The Board	22
Our Expectations Of Our Directors	24
Board Evaluation	26
Diversity	27
Board Committees	28
Shareholder Outreach	36
3. Compensation	37
Director Compensation	38
Executive Compensation	44
4. Loans to directors and senior officers	85
5. Directors' and officers' liability insurance	86
Appendix A By-Law No. 2	87

Letter to Shareholders

March 3, 2015

Dear shareholder

It is our pleasure to invite you to attend the Enbridge Inc. annual and special meeting of shareholders on May 6, 2015 at the Four Seasons Hotel, Aria Ballroom, in Toronto.

This meeting is your opportunity to vote on the items of business, hear about our performance over the past year and learn more about our plans for making sure Enbridge Inc. remains one of your most valued investments.

You will also be able to meet the Board of Directors and senior management and talk to other Enbridge Inc. shareholders.

This document includes a formal notice of the meeting and the management information circular, which explains what the meeting will cover, the voting process, governance and other important information, such as how we make our compensation decisions and why. The package you received also includes either a brief summary about Enbridge Inc. or our full 2014 annual report, if you asked us to send it to you.

It's important to vote. Please take some time to review this document and then vote your common shares, either by proxy or by attending the meeting in person.

Sincerely,

David A. Arledge Chair, Board of Directors	Al Monaco President & Chief Executive Officer

2015 Management information circular      1

Notice of our 2015 annual and special meeting of shareholders

You are invited to the Enbridge Inc. 2015 annual and special meeting of shareholders.

When

May 6, 2015
1:30 p.m. (eastern daylight time) (EDT)

 Where

Four Seasons Hotel Toronto
60 Yorkville Avenue
Toronto, Ontario, Canada

 Your vote is important

If you are a shareholder of record of Enbridge Inc. common shares at the close of business on March 12, 2015 you are entitled to receive notice of, attend and vote your common shares at this meeting or any adjournment of it. Please remember to vote your common shares.

The Board of Directors has approved the contents of this circular and has authorized us to send it to you.

By order of the Board of Directors,

Six items of business:
1. receiving the audited consolidated
    financial statements and the report of
    the auditors for the year ended
    December 31, 2014;
2. electing the directors for the ensuing
    year;
3. appointing the auditors and authorizing
    the directors to set their remuneration;
4. confirming By-Law No. 2 of
    Enbridge Inc., which sets advance notice
    requirements for director nominations;
5. participating in the advisory vote on our
    approach to executive compensation
    ("say on pay"); and
6. considering such other matters as may
    properly be brought before the meeting
    or any adjournment of the meeting.

Tyler W. Robinson
Vice President & Corporate Secretary

Calgary, Alberta
March 3, 2015

2      ENBRIDGE INC.

Management information circular

You have received this management information circular (circular) because you owned Enbridge common shares (Enbridge shares or common shares) at the close of business on March 12, 2015 (record date).

As a holder of Enbridge shares, you have the right to attend our annual and special meeting (meeting) of shareholders on May 6, 2015 and to vote your Enbridge shares. You can vote in person or by proxy, using the enclosed proxy form.

ABOUT THIS DOCUMENT

This circular is furnished in connection with the solicitation of proxies by and on behalf of the management of Enbridge for use at the meeting and any adjournment of the meeting.

This circular explains what the meeting will cover, the voting process andother important information you need to know, such as:
•  the directors who have been nominated to our Board of Directors (Board or Board of Directors);
•  the auditors;
•  our governance practices; and
• 2014 compensation for our directors and named executive officers.

In this document, you and your mean holders of Enbridge shares. We, us, our, company and Enbridge mean Enbridge Inc.

All dollar amounts are in Canadian dollars ($ or CA$) unless stated otherwise. US$ means Unites States of America (US) dollars.

This circular and proxy form will be mailed to shareholders on or close to March 26, 2015. Unless we state otherwise, information in this circular is as of March 3, 2015.

VOTING

It's important to vote your Enbridge shares. To encourage you to vote, Enbridge employees may contact you in person or by phone. We pay for the cost of soliciting your vote and our employees do not receive a commission or any other form of compensation for it.

ACCESSING DOCUMENTS

You will find important disclosure and governance documents on our website (www.enbridge.com), including our quarterly and annual management's discussion and analysis (MD&A) and financial statements and notes, 2014 annual report, annual information form for the year ended December 31, 2014 and this circular. Copies are also available free of charge from our Corporate Secretary by phone, fax or email:

T. 1.403.231.3900
F. 1.403.231.5929
email: corporatesecretary@enbridge.com

You can also find these and other documents on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

COMMUNICATING WITH THE BOARD

You can write to our Board or to individual directors by contacting our Corporate Secretary:

Tyler W. Robinson, Vice President & Corporate Secretary
Enbridge Inc.
3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
email: corporatesecretary@enbridge.com

2015 Management information circular      3

1.        About the meeting

WHAT THE MEETING WILL COVER

There will be six items of business:

 Financial statements

Our audited consolidated financial statements for the year ended December 31, 2014 and the report of the auditors thereon will be placed before the meeting. You can download a copy of our 2014 annual report from our website (www.enbridge.com) if you did not receive a copy with this package, or you can request a copy from our Corporate Secretary.

 Directors

You will elect directors to our Board of Directors for a term of one year. See page 7. You can read about the nominated directors, including their backgrounds, experience and the committees of the Board (Board committees or any one, a committee) they sit on, beginning on page 8.

Live audio webcast

We are broadcasting a live audio webcast of our 2015 meeting if you're unable to attend in person.

Be sure to check our website closer to the meeting date for details.

We will also post a recording of the meeting on our website after we hold it.

Auditors

You will vote on reappointing our auditors. See page 18. Representatives of PricewaterhouseCoopers LLP (PwC) will be at the meeting to answer any questions. You can read about the services they provided in 2014 and the fees we paid them beginning on page 18.

Advance Notice By-Law

You will be asked to confirm Enbridge's By-Law No. 2, which sets out advance notice requirements for director nominations. See page 19.

Having a "say on pay" (advisory vote)

You may also vote on our approach to executive compensation. This is a non-binding advisory vote. See page 19.

Other business

As of the date of this circular, the Board and management are not aware of any other items of business to be brought before the meeting.

We need a quorum

We need a quorum to hold the meeting and transact business. This means the people attending the meeting must hold or represent by proxy at least 25% of the total number of issued and outstanding Enbridge shares.

Sending of materials

We are not using what is referred to as "notice-and-access" to send this circular and related materials to our shareholders for this meeting, nor are we sending these materials directly to non-objecting beneficial owners.

We are sending these materials directly to our registered shareholders and indirectly to all non-registered shareholders through their intermediaries. We will pay for an intermediary to deliver these materials and a voting instruction form to objecting beneficial owners.

WHO CAN ATTEND THE MEETING AND VOTE

Our authorized share capital consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series. Preference shares do not have voting rights.

If you held common shares at the close of business on March 12, 2015 you are entitled and encouraged to attend the meeting or any adjournment, and vote your common shares. Each common share you hold represents one vote.

You must be registered to be admitted to the meeting.

Registration will take place outside of the Aria Ballroom at the Four Seasons Hotel, Toronto, Ontario, Canada, beginning at 12:30 p.m. EDT, one hour before the meeting begins. Registered shareholders who hold their shares in their own name in the form of a share certificate will be required to register with our registrar and transfer agent, CST

4      ENBRIDGE INC.

Trust Company. Beneficial shareholders who hold their shares through a broker, bank, trustee or nominee will be required to register with Broadridge Investor Communications Solutions. All shareholders should be prepared to present valid photo identification, such as a driver's license, passport or other government-issued identification. Cameras and recording devices will not be permitted in the meeting. For the safety and security of all those in attendance, all bags are subject to search and you may be required to check your bag prior to being admitted into the meeting.

Principal owners of common shares

As of March 3, 2015, there are 854,821,352 common shares issued and outstanding. There are also 18 series of preference shares issued and outstanding, none of which will be voting at the meeting.

The Board and management are not aware of any shareholder who directly or indirectly owns or exercises or directs control over more than 10% of our common shares.

HOW TO VOTE

You can attend the meeting and vote your common shares in person or you can vote by proxy.

Voting by proxy

Registered shareholders

You are a registered shareholder if you hold your common shares in your name (in such case, you have a physical share certificate).

Voting by proxy is the easiest way to vote. It means you are giving someone else the authority to attend the meeting and vote on your behalf (called your proxyholder).

Al Monaco (President & Chief Executive Officer) and David A. Arledge (Chair of the Board or Chair) have agreed to act as the Enbridge proxyholders. If you appoint the Enbridge proxyholders but do not indicate on the enclosed proxy form how you want to vote your common shares, they will vote as the Board of Directors recommends:

•
for electing the nominated directors;
•
for re-appointing the auditors;
•
for confirming By-Law No. 2; and
•
for the advisory vote on our approach to executive compensation.

You can appoint someone else to be your proxyholder. This person does not need to be a shareholder. To do so, do not check the names of the Enbridge proxyholders on your proxy form. Instead, check the second box and print the name of the person you want to act on your behalf. Make sure the person you're appointing knows that you have appointed them as your proxyholder and that he or she needs to attend the meeting. Your proxyholder will need to register with our transfer agent when they arrive at the meeting.

Proxyholders must vote your common shares according to your instructions, including on any ballot that may be called. If there are changes to the items of business or new items properly come before the meeting, a proxyholder can vote as he or she sees fit.

Registrar and transfer agent

The registrar and transfer agent for our common shares is CST Trust Company.

Methods of voting by proxy for registered shareholders

Registered shareholders who choose to vote by proxy can vote by mail, phone, fax or online. Choose the method you prefer and then carefully follow the voting instructions on the enclosed proxy form.

Proxy voting by mail or fax

If you are a registered shareholder, you can appoint a proxyholder by mail or fax by completing the enclosed proxy form, signing and dating it, and then sending it to CST Trust Company:

CST Trust Company
Attn: Proxy department
P.O. Box 721
Agincourt, Ontario, Canada M1S 0A1
Fax: 1.866.781.3111 (toll-free in North America; outside of North America: 1.416.368.2502)

2015 Management information circular      5

Proxy voting by telephone

If you are a registered shareholder, you can also appoint a proxyholder by telephone by calling 1.888.489.7352.

Proxy voting on the internet

If you are a registered shareholder, you can also appoint a proxyholder on the internet at www.cstvotemyproxy.com.

CST Trust Company must receive your instructions by 6 p.m. EDT on May 4, 2015 regardless of the voting method you choose. If the meeting is postponed or adjourned, your instructions must be received by 6 p.m. EDT two business days before the meeting is reconvened.

 Non-registered shareholders

You are a non-registered (or beneficial) shareholder if your bank, trust company, securities broker, trustee or other financial institution (your nominee) holds your common shares for you in a nominee account. This means you do not have a physical share certificate but your common shares are recorded on the nominee's electronic system.

Only proxies deposited by registered shareholders can be recognized and acted upon at the meeting. If you are a beneficial shareholder, your nominee is considered to be the registered shareholder and you will need to follow the voting instructions provided by your nominee to ensure your Enbridge shares are voted in the manner you wish.

Hold common shares as both a registered and non-registered shareholder?

If some of your common shares are registered in your name and some are held by your nominee, you will need to follow two sets of voting instructions.

Please follow the instructions carefully. The voting process is different for registered and non-registered shareholders.

Each nominee has its own instructions, but you can generally vote by mail, phone, fax or online. Carefully follow the instructions on the voting information form in the package sent to you by your nominee. Your nominee needs enough time to receive your instructions and then send them to our transfer agent, and so it is important to complete the form promptly.

Voting in person

Voting in person gives you the opportunity to meet face to face with management and interact with our Board.

Registered shareholders

If you are a registered shareholder and want to attend the meeting and vote in person, do not complete or return the enclosed proxy form. When you arrive at the meeting, please let our representatives know you are a registered shareholder and they will direct you to the CST Trust Company table to register.

Non-registered shareholders

If you are a beneficial shareholder and you want to attend the meeting and vote in person, your nominee needs to appoint you as proxyholder. We do not have a record of the number of common shares you own or how many votes they represent because your common shares are held in a nominee account and are not registered in your name. Print your name on the voting instruction form you received from your nominee and carefully follow the instructions provided. Do not indicate your voting instructions. When you arrive at the meeting, please let our representatives know you are a beneficial shareholder and they will direct you to the Broadridge Investor Communications Solutions table to register.

Changing your vote

If you vote by proxy, you can revoke or change your voting instructions, but the process and timing is different depending on whether you are a registered or beneficial shareholder.

Registered shareholders

Changing your vote

You can change a vote you made by proxy by:

•
voting again by telephone or on the internet, or completing a new proxy form that is dated later than the proxy form previously submitted and mailing it or faxing it to CST Trust Company. Your new instructions will revoke your earlier instructions. CST Trust Company must receive your new instructions by 6 p.m. EDT on May 4, 2015

6      ENBRIDGE INC.

  regardless of the voting method you choose. If the meeting is postponed or adjourned, CST Trust Company must receive your new instructions by 6 p.m. EDT two business days before the meeting is reconvened.

Revoking your vote

You can revoke your proxy by:

•
sending us notice in writing (from you or a person authorized to sign on your behalf). We must receive it by 6 p.m. EDT on May 4, 2015, or by 6 p.m. EDT on the business day before the meeting is reconvened if it was postponed or adjourned. Send your notice to the Corporate Secretary, Enbridge Inc., 3000, 425-1st Street S.W., Calgary, Alberta T2P 3L8 Fax: 1.403.231.5929;

•  giving your notice to the chair of the meeting before the start of the meeting. If you give the chair of the meeting your notice after the meeting has started, your revocation will apply only to the items of business that haven't already been voted on; or

•  in any other manner permitted by law.

If your common shares are owned by a corporation, your notice must be under a corporate seal or issued by an authorized officer of the corporation or its attorney.	Question? Contact our transfer agent CST Trust Company 1.800.387.0825 www.canstockta.com

Non-registered shareholders

Contact your nominee to find out how to change or revoke your vote and the timing requirements.

Voting Results

We need a simple majority (at least 50% plus one vote) of all votes cast to elect the nominated directors, appoint the auditors, confirm By-Law No. 2 and approve our approach to executive compensation.

ELECTING OUR DIRECTORS

You will elect 11 directors to the Board at the meeting. Nine directors who were elected at last year's annual meeting of shareholders are standing for re-election to the Board. Marcel R. Coutu, who was appointed to the Board on July 28, 2014, and Rebecca B. Roberts, who was appointed to the Board on February 19, 2015 (effective March 15, 2015), are standing for election to the Board. Charles E. Shultz and J. Lorne Braithwaite are not standing for re-election, having reached the ages of 75 and 73, respectively, and will retire at the end of the meeting. David A. Leslie, who was re-elected at last year's annual meeting of shareholders, retired from the Board on November 6, 2014.

You can vote for all 11 of the nominated directors, vote for some and withhold your vote for others, or withhold your votes for all of them. Unless you instruct otherwise, the Enbridge proxyholders will vote for electing each of the nominated directors.

All of the directors are independent, except for Al Monaco, our President & Chief Executive Officer. There is no family relationship between any of the nominated directors. Shareholders elect directors to the Board for a term of one year, until the end of the next annual meeting.

Our policy on majority voting

If a director receives more withheld votes than for votes, he or she will resign, which resignation will be accepted, subject to extenuating circumstances. Within 90 days of the vote, the Board, on the recommendation of the Governance Committee, will announce its decision in a press release to accept or reject the resignation, and will include reasons for not accepting the resignation, if applicable. The director will not participate in any Board or Board committee deliberations on the matter. If the Board accepts the director's resignation, it can appoint a new director to fill the vacancy.

Board size

Our articles allow us to have up to 15 directors. The Board believes that 11 directors provide the skills and experience we need to make decisions effectively and meets the needs of the standing Board committees. The Board has the ability to appoint additional directors between shareholder meetings and may do so for a number of reasons, including for Board succession planning purposes. In such cases, shareholders will have the right to vote for or withhold their votes from such interim directors at the next annual meeting of shareholders.

2015 Management information circular      7

Director profiles

The profiles that follow provide information about the nominated directors, including their backgrounds, experience, current directorships, securities held and the Board committees they sit on. Additional information regarding skills and experience of our directors can be found beginning on page 16.

David A. Arledge

Age 70 Naples, Florida, USA Independent Director since January 1, 2002 Chair of the Board since May 2005 Latest date of retirement May 2020
From 1983 until 2001, Mr. Arledge was principally employed by Coastal Corporation (energy company) which merged in early 2001 with El Paso Corporation (integrated energy company). He held various executive positions in finance from 1983 to 1993, including Senior Vice President, Finance & Chief Financial Officer, and from 1993 to 2001 held many senior executive and operating positions, retiring in 2001 as Chair, President & Chief Executive Officer.

Enbridge Board/Board committee memberships			2014 meeting attendance[1]

Board of Directors			9 out of 9	100%
Audit, Finance & Risk[2]			4 out of 4	100%
Corporate Social Responsibility[2]			4 out of 4	100%
Governance[2]			4 out of 4	100%
Human Resource & Compensation[2]			7 out of 7	100%
Safety & Reliability[2]			4 out of 4	100%
Total			32 out of 32	100%

2014 Director Voting Results			Yes
Votes in favour: 99.76%

Enbridge securities held[4]
Year	Enbridge shares	DSUs[5]	Total market value of Enbridge shares and DSUs[6]	Minimum required[7]

2015	32,600	51,700	$4,882,656	$705,000
2014	32,600	47,696	$3,934,504	$705,000

Other board/board committee memberships[8]

None

James J. Blanchard

Age 72 Beverly Hills, Michigan, USA Independent Director since January 25, 1999 Latest date of retirement May 2018
Governor Blanchard has practiced law with DLA Piper LLP (US) (law firm) in Michigan and Washington, D.C. since 1996 and is the Chair Emeritus and Partner, Government Affairs of that firm. From 1993 to 1996, Governor Blanchard served as the United States Ambassador to Canada. He was Governor of Michigan for eight years and served eight years in the United States Congress.

Enbridge Board/Board committee memberships			2014 meeting attendance[1]

Board of Directors			9 out of 9	100%
Corporate Social Responsibility (Chair)			4 out of 4	100%
Governance			4 out of 4	100%
Total			17 out of 17	100%

2014 Director Voting Results			Yes
Votes in favour: 99.74%

Enbridge securities held[4]
Year	Enbridge shares	DSUs[5]	Total market value of Enbridge shares and DSUs[6]	Minimum required[7]

2015	14,027	103,006	$6,778,551	$705,000
2014	12,533	98,822	$5,456,395	$705,000

Other board/board committee memberships[8,9,10]

National Archives Foundation (US)			Member, board of directors
(not-for-profit)			Vice Chair

The Canadian-United States Law Institute			U.S. Co-Chair
(not-for-profit)

8      ENBRIDGE INC.

Marcel R. Coutu

Age 61 Calgary, Alberta, Canada Independent Director since July 28, 2014 Latest date of retirement May 2029
Mr. Coutu was the Chairman of Syncrude Canada Ltd. (integrated oil sands project) from 2003 to 2014 and was the former President and Chief Executive Officer of Canadian Oil Sands Limited from 2001 until January, 2014. From 1999 to 2001, he was Senior Vice President and Chief Financial Officer of Gulf Canada Resources Limited. Prior to 1999, Mr. Coutu held various executive positions with TransCanada PipeLines Limited and various positions in the areas of corporate finance, investment banking and mining and oil and gas exploration and development.

Enbridge Board/Board committee memberships			2014 meeting attendance[1]

Board of Directors			4 out of 4	100%
Audit, Finance & Risk			2 out of 2	100%
Safety & Reliability			2 out of 2	100%
Total			8 out of 8	100%

2014 Director Voting Results			Not applicable

Enbridge securities held[4]
Year	Enbridge shares	DSUs[5]	Total market value of Enbridge shares and DSUs[6]	Minimum required[7]

2015	20,000	451	$1,184,522	$705,000
2014	–	–	–	–

Other board/board committee memberships[8]

Brookfield Asset Management Inc.			Director
(public global asset management company)			Member, audit committee and management,
resources & compensation committee

Power Corporation of Canada			Director
(public international management and holding company)			Member, audit committee and compensation
committee

The Great West Lifeco Inc.			Director
(public international financial services holding company)			Member, compensation committee, executive
committee, governance and nominating
committee and risk committee

IGM Financial Inc.			Director
(public personal financial services company)			Member, executive committee, investment
committee and compensation committee

Calgary Exhibition and Stampede Board			Director
(not-for-profit)

J. Herb England

Age 68 Naples, Florida, USA Independent Director since January 1, 2007 Latest date of retirement May 2022
Mr. England has been Chair & Chief Executive Officer of Stahlman England Irrigation Inc. (contracting company) in southwest Florida since 2000. From 1993 to 1997, Mr. England was the Chair, President & Chief Executive Officer of Sweet Ripe Drinks Ltd. (fruit beverage manufacturing company). Prior to 1993, Mr. England held various executive positions with John Labatt Limited (brewing company) and its operating companies, including the position of Chief Executive Officer of Labatt Brewing Company – Prairie Region (brewing company), Catelli Inc. (food manufacturing company) and Johanna Dairies Inc. (dairy company). In 1993, Mr. England retired as Senior Vice President, Finance and Corporate Development & Chief Financial Officer of John Labatt Limited.

Enbridge Board/Board committee memberships			2014 meeting attendance[1]

Board of Directors			9 out of 9	100%
Audit, Finance & Risk (Chair)			4 out of 4	100%
Human Resources & Compensation			7 out of 7	100%
Total			20 out of 20	100%

2014 Director Voting Results			Yes
Votes in favour: 97.63%

Enbridge securities held[4]
Year	Enbridge shares[11]	DSUs[5]	Total market value of Enbridge shares and DSUs[6]	Minimum required[7]

2015	2,120	51,172	$3,086,673	$705,000
2014	2,120	47,262	$2,419,718	$705,000

Other board/board committee memberships[8]

Enbridge Gas Distribution Inc.			Director
(public utilities company that is a wholly-owned subsidiary of Enbridge)			Chair, audit committee

Enbridge Energy Company, Inc.			Director
(private company that is an indirect, wholly-owned subsidiary of Enbridge and general partner of Enbridge Energy Partners, L.P., a public master
limited partnership in which Enbridge holds an interest)			Chair, audit committee

Enbridge Energy Management, L.L.C.			Director
(public management company in which Enbridge holds an interest)			Chair, audit committee

Midcoast Holdings, LLC			Director
(private company that is a wholly owned subsidiary of Enbridge Energy Partners, L.P., and the general partner of Midcoast Energy Partners, L.P.,
a public master limited partnership in which Enbridge holds an interest)			Chair, audit committee

FuelCell Energy, Inc.			Director
(public fuel cell company in which Enbridge holds a small interest)			Member, audit & finance committee
Chair, compensation committee

Stahlman England Irrigation Inc.			Chair, board of directors
(private contracting company)			Chief executive officer

USA Grading Inc.			Director
(private excavating & grading and underground utilities company)

2015 Management information circular      9

Charles W. Fischer

Age 64 Calgary, Alberta, Canada Independent Director since July 28, 2009 Latest date of retirement May 2025
Mr. Fischer was the President & Chief Executive Officer of Nexen Inc. (oil and gas company) from 2001 to 2008. Since 1994, Mr. Fischer held various executive positions within Nexen Inc., including the positions of Executive Vice President & Chief Operating Officer in which he was responsible for all Nexen's conventional oil and gas business in Western Canada, the US Gulf Coast and all international locations, as well as oil sands, marketing and information systems activities worldwide. Prior thereto, Mr. Fischer held positions with Dome Petroleum Ltd. (oil and gas company), Hudson's Bay Oil & Gas Ltd. (oil and gas company), Bow Valley Industries Ltd. (oil and gas company), Sproule Associates Ltd. (petroleum consulting firm) and Encor Energy Ltd. (oil and gas company).

Enbridge Board/Board committee memberships			2014 meeting attendance[1]

Board of Directors			8 out of 9	89%
Audit, Finance, & Risk			4 out of 4	100%
Human Resources & Compensation			7 out of 7	100%
Safety & Reliability (Chair)			4 out of 4	100%
Total			23 out of 24	96%

2014 Director Voting Results			Yes
Votes in favour: 98.17%

Enbridge securities held[4]
Year	Enbridge shares[12]	DSUs[5]	Total market value of Enbridge shares and DSUs[6]	Minimum required[7]

2015	11,250	18,777	$1,739,164	$705,000
2014	8,000	15,924	$1,172,276	$705,000

Other board/board committee memberships[8]

Enbridge Commercial Trust			Trustee
(private subsidiary of Enbridge Income Fund)

Enbridge Income Fund Holdings Inc.			Director
(public holding company in which Enbridge holds an interest)

Pure Technologies Ltd.			Director
(public technology company)			Member, audit and compensation committees

Alberta Innovates – Energy and Environmental Solutions			Director
(public agency – energy and environmental technology innovation)			Member, human resources & compensation committee

Climate Change and Emission Management Corporation			Director
(public agency – energy and environmental research)

V. Maureen Kempston Darkes

Age 66 Toronto, Ontario, Canada Lauderdale-by-the-Sea, Florida, USA Independent Director since November 2, 2010 Latest date of retirement May 2024
Ms. Kempston Darkes is the retired Group Vice President and President Latin America, Africa and Middle East, General Motors Corporation (automotive corporation and vehicle manufacturer). From 1994 to 2001, she was the President and General Manager of General Motors of Canada Limited and Vice President of General Motors Corporation.

Enbridge Board/Board committee memberships			2014 meeting attendance[1]

Board of Directors			9 out of 9	100%
Corporate Social Responsibility			4 out of 4	100%
Human Resources & Compensation			7 out of 7	100%
Safety & Reliability[3]			3 out of 3	100%
Total			23 out of 23	100%

2014 Director Voting Results			Yes
Votes in favour: 98.12%

Enbridge securities held[4]
Year	Enbridge shares	DSUs[5]	Total market value of Enbridge shares and DSUs[6]	Minimum required[7]

2015	17,765	12,705	$1,764,822	$705,000
2014	15,359	11,257	$1,304,184	$705,000

Other board/board committee memberships[8,13]

Brookfield Asset Management Inc.			Director
(public global asset management company)			Chair, risk management committee

Canadian National Railway Company			Director
(public railway company)			Chair, environment, safety & security committee Member, corporate governance, finance, human resources & compensation and strategic planning committees

Balfour Beatty plc			Director
(infrastructure services company publicly listed in the UK)			Member, nomination committee and remuneration committee Chair, business practices committee

Schlumberger Limited			Director
(public supplier of technology, integrated project management and information solutions in oil and gas industry)			Member, audit committee

10      ENBRIDGE INC.

Al Monaco

Age 55 Calgary, Alberta, Canada Not independent Director since February 27, 2012 Latest date of retirement May 2035
Mr. Monaco joined Enbridge in 1995 and has held increasingly senior positions. He has been President & Chief Executive Officer of Enbridge since October 1, 2012 and has served as President of Enbridge since February 27, 2012.

Enbridge Board/Board committee memberships[14]			2014 meeting attendance[1]

Board of Directors			9 out of 9	100%

2014 Director Voting Results			Yes
Votes in favour: 99.81%

Enbridge securities held[4]
Year	Enbridge shares[15]	Stock options	Total market value of Enbridge shares (excluding stock options)[6]	Minimum required[16]

2015	192,201	2,761,300	$11,132,282	–
2014	159,616	2,403,900	$7,821,184	–

Other board/board committee memberships[8]

Enbridge Pipelines Inc.			Director and Chair
(public pipeline company that is a wholly-owned subsidiary of Enbridge)

Enbridge Gas Distribution Inc.			Director
(public utilities company that is a wholly-owned subsidiary of Enbridge)

University of Calgary			Member, Dean's advisory board,
(Canadian university)			Faculty of Medicine

American Petroleum Institute			Director
(not-for-profit trade association)

C.D. Howe Institute			Director
(not-for-profit public policy institute)

The Canadian Council of Chief Executives (CCCE)			Member
(not-for-profit, non-partisan organization composed of CEO's of Canada's leading enterprises)

George K. Petty

Age 73 San Luis Obispo, California, USA Independent Director since January 2, 2001 Latest date of retirement May 2017
Mr. Petty was President & Chief Executive Officer of Telus Corporation (telecommunications company) from 1994 to 1999. Prior thereto he was Vice President of Global Business Service for AT&T (telecommunications company) and Chair of the Board of directors of World Partners, the Global Telecom Alliance.

Enbridge Board/Board committee memberships			2014 meeting attendance[1]

Board of Directors			9 out of 9	100%
Audit, Finance & Risk			4 out of 4	100%
Corporate Social Responsibility			4 out of 4	100%
Total			17 out of 17	100%

2014 Director Voting Results			Yes
Votes in favour: 99.56%

Enbridge securities held[4]
Year	Enbridge shares[17]	DSUs[5]	Total market value of Enbridge shares & DSUs[6]	Minimum required[7]

2015	1,894	63,699	$3,799,147	$705,000
2014	1,894	57,054	$2,888,452	$705,000

Other board/board committee memberships[8]

None

2015 Management information circular      11

Rebecca B. Roberts

Age 62 The Woodlands, Texas, USA Independent Director since March 15, 2015 Latest date of retirement May 2028
Ms. Roberts was President of Chevron Pipe Line Company (pipeline company) from 2006-2011 where she was responsible for Chevron's U.S. network of pipelines transporting crude oil, natural gas and petroleum products and for supporting pipeline development projects worldwide. From 2003-2006 she was President of Chevron Global Power Generation which owned and operated assets in the US and Asia and provided technical support globally. She held various management and technical positions with Chevron, its predecessors and subsidiaries from 1974-2003.

Enbridge Board/Board committee memberships[18]			2014 meeting attendance[1]

Board of Directors			–	–
Safety & Reliability Committees			–	–
Governance Committee			–	–
Total			–	–

2014 Annual Meeting of Shareholders			Not applicable

Enbridge securities held[4]
Year	Enbridge shares[19]	DSUs[5]	Total market value of Enbridge shares & DSUs[6]	Minimum required[7]

2015	–	–	–	$705,000
2014	–	–	–	–

Other public and private company board/board committee memberships[8]

Enbridge Energy Company, Inc.			Director
(private company that is an indirect, wholly-owned subsidiary of
Enbridge and general partner of Enbridge Energy Partners, L.P.,
a public master limited partnership in which Enbridge holds an interest)			Member, audit committee

Enbridge Energy Management, L.L.C.			Director
(public management company in which Enbridge holds an interest)			Member, audit committee

MSA Safety Incorporated			Director
(public development, manufacture and supplier of safety products)			Member, compensation committee

Black Hills Corporation			Director
(public diversified energy company whose regulated and non-regulated businesses generate wholesale electricity and natural gas, oil and coal)			Member, compensation committee Member, nomination & governance committee

Dan C. Tutcher

Age 66 Houston, Texas, USA Independent Director since May 3, 2006 Latest date of retirement May 2024
Mr. Tutcher has been President & Chair of the Board of Trustees of Center Coast MLP & Infrastructure Fund since 2013. Since its inception in 2007, Mr. Tutcher has also been a Principal in Center Coast Capital Advisors L.P. (investment adviser). He was the Group Vice President, Transportation South of Enbridge, as well as President of Enbridge Energy Company, Inc. (general partner of Enbridge Energy Partners, L.P. and an indirect, wholly-owned subsidiary of Enbridge) and Enbridge Energy Management, L.L.C. (management company in which Enbridge holds an interest) from May 2001 until retirement on May 1, 2006. From 1992 to May 2001, he was the Chair of the Board of directors, President & Chief Executive Officer of Midcoast Energy Resources, Inc.

Enbridge Board/Board committee memberships			2014 meeting attendance[1]

Board of Directors			9 out of 9	100%
Corporate Social Responsibility			4 out of 4	100%
Governance (Chair)			4 out of 4	100%
Total			17 out of 17	100%

2014 Director Voting Results			Yes
Votes in favour: 99.72%

Enbridge securities held[4]
Year	Enbridge shares[20]	DSUs[5]	Total market value of Enbridge shares & DSUs[6]	Minimum required[7]

2015	659,173	63,679	$41,867,588	$705,000
2014	645,069	56,827	$34,392,904	$705,000

Other board/board committee memberships[8]

Center Coast MLP & Infrastructure Fund (public investment company)			President and Chairman of the Board of Trustees

12      ENBRIDGE INC.

Catherine L. Williams

Age 64 Calgary, Alberta, Canada Independent Director since November 1, 2007 Latest date of retirement May 2026
Ms. Williams was the Chief Financial Officer for Shell Canada Limited (oil and gas company) from 2003 to 2007. Prior thereto, she held various positions with Shell Canada Limited, Shell Europe Oil Products, Shell Canada Oil Products and Shell International (oil and gas companies) from 1984 to 2003.

Enbridge Board/Board committee memberships			2014 meeting attendance[1]

Board of Directors			9 out of 9	100%
Audit, Finance & Risk			4 out of 4	100%
Human Resources & Compensation (Chair)			7 out of 7	100%
Safety & Reliability			4 out of 4	100%
Total			24 out of 24	100%

2014 Director Voting Results			Yes
Votes in favour: 98.20%

Enbridge securities held[4]
Year	Enbridge shares	DSUs[5]	Total market value of Enbridge shares & DSUs[6]	Minimum required[7]

2015	35,428	28,658	$3,711,861	$705,000
2014	32,256	25,484	$2,829,260	$705,000

Other board/board committee memberships[8]

Enbridge Pipelines Inc. (public pipeline company that is a wholly-owned subsidiary of Enbridge)			Director

Vermillion Energy Inc. (public oil and gas company)			Director

1.
Percentages are rounded to the nearest whole number.
2.
Mr. Arledge is not a member of any Board committee, but as Chair of the Board, he attends and participates in most of their meetings.
3.
Ms. Kempston-Darkes was appointed a member of the Safety & Reliability Committee in May 2014.
4.
Information about beneficial ownership and about securities controlled or directed by our proposed directors is provided by the nominees and is as at March 4, 2014 and March 3, 2015, respectively.
5.
DSU's refer to deferred share units and are defined on page 38 of this circular.
6.
Total market value = number of common shares or deferred share units × closing price of Enbridge shares on the Toronto Stock Exchange (TSX) of $49.00 on March 4, 2014 and $57.92 on March 3, 2015. Amounts are rounded to the nearest dollar.
7.
The annual Board retainer of $235,000 was not increased in 2014. Directors must hold at least three times their annual Board retainer, or $705,000, in DSUs or Enbridge shares and meet that requirement within five years of becoming a director on our Board. All directors meet or exceed this requirement, other than Ms. Roberts, who has until March 15, 2020 to meet this requirement.
8.
Public means a corporation or trust that is a reporting issuer in Canada, a registrant in the US or both. Private means a corporation or trust that is not a reporting issuer or registrant. Not-for-profit means a corporation, society or other entity organized for a charitable, civil or other social purpose which does not generate profits for its members. Public agency means an organization funded by government for a specific purpose.
9.
The Ontario Securities Commission, the British Columbia Securities Commission and the autorité des Marchés financiers issued a management cease trade order against insiders of Bennett Environmental Inc. on April 10, 2006, and another cease trade order on April 24, 2006 after Bennett failed to file its annual financial statements and related MD&A for the year ended December 31, 2005. The orders prevented certain Bennett directors, officers and insiders, including Governor Blanchard, from trading Bennett securities until the commissions received the documents. Bennett filed the required documents on May 30, 2006 and the management cease trade order was revoked on June 19, 2006. Governor Blanchard was a director of Bennett until August 7, 2006.
10.
On May 31, 2004 and again on April 10, 2006, certain directors, senior officers and certain current and former employees of Nortel Networks Corporation and Nortel Networks Limited were prohibited from trading in the securities of Nortel Networks Corporation and Nortel Networks Limited pursuant to management cease trade orders issued by the Ontario Securities Commission and certain other provincial securities regulators in connection with delays in the filing of certain financial statements. Following the filing of the required financial statements, the Ontario Securities Commission and subsequently the other provincial securities regulators lifted such cease trade orders effective June 21, 2005 and June 8, 2006 respectively. Governor Blanchard was a director of Nortel Networks Corporation until June 29, 2005. At no time did the above noted cease trade orders apply to Governor Blanchard.
11.
Mr. England also owns 8,626 units of Enbridge Energy Partners, L.P. and 5,000 units of Midcoast Energy Partners, L.P.
12.
Mr. Fischer also owns 27,100 shares of Enbridge Income Fund Holdings Inc.
13.
Ms. Kempston Darkes was an executive officer of General Motors Corporation (GM) from January 1, 2002 to December 1, 2009. GM filed for bankruptcy protection under Chapter 11 of the US Bankruptcy Code on June 1, 2009. None of the operations for which she was directly responsible in Latin America, Africa and the Middle East were included in the bankruptcy filing. GM emerged from bankruptcy protection on July 10, 2009 in a reorganization in which a new entity acquired GM's most valuable assets.
14.
Mr. Monaco is not a member of any Board committee. He attends Board committee meetings at the request of the Board.
15.
Mr. Monaco also owns 8,150 shares of Enbridge Income Fund Holdings Inc.
16.
As President & Chief Executive Officer, Mr. Monaco is required to hold Enbridge shares equal to five times his base salary (see page 54). Mr. Monaco is not required to hold Enbridge shares as a director.
17.
Mr. Petty also owns 11,302 shares of Enbridge Energy Management, L.L.C. and 5,234 units of Enbridge Energy Partners, L.P.
18.
Ms. Roberts will join the Board, the Safety & Reliability Committee and the Governance Committee effective March 15, 2015.
19.
Ms. Roberts owns 4000 units of Enbridge Energy Partners, L.P.
20.
Mr. Tutcher also owns 63,775 shares of Enbridge Energy Management, L.L.C. and 40,000 units of Enbridge Energy Partners, L.P.

2015 Management information circular      13

2014 Director Voting Results

The 2014 director voting results are available on our website at (www.enbridge.com) and are also available on SEDAR (www.sedar.com). The percentage of votes that were in favour of individual directors at last year's annual meeting of shareholders is shown in their profiles on the preceding pages of this circular.

Director independence

Director nominees	Independent	Non-Independent	Reason for non-independence

David A. Arledge	✓

James J. Blanchard	✓

Marcel R. Coutu	✓

J. Herb England	✓

Charles W. Fischer	✓

V. Maureen Kempston Darkes	✓

Al Monaco		✓	President & Chief Executive Officer of the company

George K. Petty	✓

Rebecca B. Roberts	✓

Dan C. Tutcher	✓

Catherine L. Williams	✓

Board committee participation

Director	Audit, Finance & Risk Committee	Corporate Social Responsibility Committee	Governance Committee	Human Resources & Compensation Committee	Safety & Reliability Committee

Management directors – not independent

Al Monaco

Outside directors – independent

David A. Arledge[1]

James J. Blanchard		committee chair	✓

Marcel R. Coutu[2]	✓				✓

J. Herb England2 3	committee chair			✓

Charles W. Fischer	✓			✓	committee chair

V. Maureen Kempston Darkes		✓		✓	✓

George K. Petty	✓	✓

Rebecca B. Roberts[4]			✓		✓

Dan C. Tutcher		✓	committee chair

Catherine L. Williams[2]	✓			committee chair	✓

1.
Mr. Arledge is not a member of any of the committees of the Board. He attends most of the committee meetings in his capacity as Chair of the Board.
2.
Mr. Coutu, Mr. England and Ms. Williams each qualify as an audit committee financial expert, as defined under the US Securities Exchange Act of 1934. The Board has also determined that all the members of the Audit, Finance & Risk Committee are financially literate, according to the meaning of National Instrument 52-110 – Audit Committees (NI 52-110) and the rules of the New York Stock Exchange (NYSE).
3.
Mr. England became Chair of the Audit, Finance & Risk Committee on October 15, 2014.
4.
Ms. Roberts will join the Safety & Reliability Committee and the Governance Committee effective March 15, 2015.

14      ENBRIDGE INC.

Board and Board committee meetings

Board/committee	In-camera sessions	Total number of meetings	Overall attendance

Board	9	9	99%

Audit, Finance & Risk Committee	4	4	100%

Corporate Social Responsibility Committee	4	4	100%

Governance Committee	4	4	100%

Human Resources & Compensation Committee	7	7	100%

Safety & Reliability Committee	4	4	100%

Total	32	32	99%

Director attendance

			Board committee meetings

	Board of Directors meetings (9 meetings)		Audit, Finance & Risk (4 meetings)		Corporate Social Responsibility (4 meetings)		Governance (4 meetings)		Human Resources & Compensation (7 meetings)		Safety & Reliability (4 meetings)
	Number	%	Number	%	Number	%	Number	%	Number	%	Number	%

David A. Arledge[1]	9	100	4	100	4	100	4	100	7	100	4	100

James J. Blanchard	9	100	–	–	4	100	4	100	–	–	–	–

Marcel R. Coutu[2]	4	100	2	100	–	–	–	–	–	–	2	100

J. Herb England	9	100	4	100	–	–	–	–	7	100	–	–

Charles W. Fischer	8	89	4	100	–	–	–	–	7	100	4	100

V. Maureen Kempston Darkes[3]	9	100	–	–	4	100	–	–	7	100	3	100

Al Monaco[4]	9	100	–	–	–	–	–	–	–	–	–	–

George K. Petty	9	100	4	100	4	100	–	–	–	–	–	–

Rebecca B. Roberts[5]	–	–	–	–	–	–	–	–	–	–	–	–

Dan C. Tutcher	9	100	–	–	4	100	4	100	–	–	–	–

Catherine L. Williams	9	100	4	100	–	–	–	–	7	100	4	100

1.
Mr. Arledge is not a member of any Board committee, but as Chair of the Board, he attends and participates in most of their meetings.
2.
Mr. Coutu joined the Board on July 28, 2014.
3.
Ms. Kempston-Darkes was appointed a member of the Safety & Reliability Committee in May 2014.
4.
Mr. Monaco is not a member of any Board committee. He attends Board committee meetings at the request of the Board.
5.
Ms. Roberts will join the Board, as well as the Safety & Reliability Committee and the Governance Committee, effective March 15, 2015.

2015 Management information circular      15

Mix of skills and experience

We maintain a skills and experience matrix for our directors in areas we think are important for a company like ours. We use this skills matrix to annually assess our board composition and in the recruitment of new directors.

SKILL	Arledge	Blanchard	Coutu	England	Fischer	Kempston Darkes	Monaco	Petty	Roberts	Tutcher	Williams

Managing and leading growth	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

International	✓	✓	✓	✓	✓	✓		✓	✓	✓	✓

Chief Executive Officer/Senior Officer	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

Governance/Board	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

Operations	✓		✓		✓		✓		✓	✓	✓

Sustainable Development	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

Marketing			✓		✓		✓		✓	✓

Human Resources/ Compensation			✓	✓	✓	✓	✓	✓	✓		✓

Investment Banking/Mergers & Acquisitions	✓		✓	✓	✓			✓		✓	✓

Finance	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

Information Technology					✓			✓			✓

Health, Safety, Environmental Social and Responsibility	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

Government Relations	✓	✓	✓	✓	✓	✓		✓		✓

Emerging Sectors	✓		✓	✓	✓	✓	✓	✓		✓

Risk & Compliance Management	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

16      ENBRIDGE INC.

Director tenure

The graph and table below shows our director tenure of the proposed nominee directors. The average tenure is 7.3 years. For further information on our guidelines for director retirement and the latest date of retirement of each director, please refer to Identifying new candidates on page 27 and the Director profiles beginning on page 8 of this circular.

1.
Numbers do not add to 100% due to rounding.

Name	Age			Tenure on Enbridge Board (years of service)

	under 60	60-69	70-75	0-5	5-10	10-15	15+

David A. Arledge			✓			✓

James J. Blanchard			✓				✓

Marcel R. Coutu		✓		✓

J. Herb England		✓			✓

Charles W. Fischer		✓			✓

V. Maureen Kempston Darkes		✓		✓

Al Monaco	✓			✓

George K. Petty			✓			✓

Rebecca B. Roberts		✓		✓

Dan C. Tutcher		✓			✓

Catherine L. Williams		✓			✓

Interlocking relationships

Directors	Served together on these boards	Served on these committees

J. Herb England	Enbridge Gas Distribution Inc.[1]	Chair of the audit, finance & risk committee
Al Monaco		–

Al Monaco	Enbridge Pipelines Inc.[1]	–
Catherine L. Williams		–

J. Herb England	Enbridge Energy Management, L.L.C2	Chair of the audit committee
Rebecca B. Roberts		Audit committee

Marcel R. Coutu	Brookfield Asset Management Inc.	Management, resources & compensation committee
V. Maureen Kempston Darkes

1.
Enbridge Gas Distribution Inc. and Enbridge Pipelines Inc. are considered public companies because they issue public debt and are therefore reporting issuers in Canada. They do not have any equity securities that are publicly held. They are both indirect wholly owned subsidiaries of Enbridge. The Board has determined that these board interlocks do not impair the ability of these directors to exercise independent judgment as members of our Board.
2.
It is expected that Ms. Roberts will resign from the board of directors of Enbridge Energy Management, L.L.C subsequent to the effective date of her appointment as a director of Enbridge (March 15, 2015) and prior to the date of the meeting.

2015 Management information circular      17

APPOINTING OUR AUDITORS

You will vote on appointing Enbridge's auditors. You may vote for the reappointment of our auditors or withhold your vote. The Board, on the recommendation of the Audit, Finance & Risk Committee, proposes that PwC be reappointed as auditors and that you vote for the reappointment of our auditors.

If PwC is reappointed, they will serve as our auditors until the end of the next annual meeting of shareholders. PwC (formerly Price Waterhouse) has been our auditors since 1992 and auditors for Enbridge Pipelines Inc., our wholly owned subsidiary, since 1949.

PwC is a participating audit firm with the Canadian Public Accountability Board, as required under the Canadian Securities Administrators' National Instrument 52-108 – Auditor Oversight.

Auditor Independence

Auditor independence is essential to the integrity of our financial statements and PwC has confirmed its status as independent within the meaning of the Canadian and US securities rules.

We are subject to Canadian securities regulations (NI 52-110 and National Policy 58-201 – Corporate Governance Guidelines (NP 58-201)), the US Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley) and the accounting and corporate governance rules adopted by the US Securities and Exchange Commission under Sarbanes-Oxley, which specify certain services that external auditors cannot provide.

We comply with these Canadian and US rules. We believe, however, that some non-audit services, like tax compliance, can be delivered more efficiently and economically by our external auditors. To maintain auditor independence, our Audit, Finance & Risk Committee must pre-approve all audit and non-audit services. It is also responsible for overseeing the audit work performed by PwC.

The Audit, Finance & Risk Committee reviews our external auditors' qualifications and independence once per year. Their review includes formal written statements that describe any relationships between the auditors, their affiliates and Enbridge that could affect the auditors' independence and objectivity.

Auditors' fees

The following table sets forth all services rendered by our auditors, PwC, by category, together with the corresponding fees billed by the auditors for each category of service for the financial years ended December 31, 2014 and 2013.

	2014	2013	Description of fee category

Audit fees	$13,489,584	$13,946,567	Represents the aggregate fees for audit services

Audit related fees	$823,989	$1,554,412	Represents the aggregate fees for assurance and related services by the company's auditors that are reasonably related to the performance of the audit or review of the company's financial statements and are not included under "Audit fees". During fiscal 2014 and 2013, the services provided in this category included due diligence related to prospectus offerings and other items.

Tax fees	$1,757,558	$1,907,253	Represents the aggregate fees for professional services rendered by the company's auditors for tax compliance, tax advice and tax planning.

All other fees	$887,326	$933,761	Represents the aggregate fees for products and services provided by the company's auditors other than those services reported under "Audit fees", "Audit related fees" and "Tax fees". These fees include those related to Canadian Public Accountability Board fees, French translation work and process reviews.

Total fees	$16,958,457	$18,341,993

You can find information about the roles and responsibilities of the Audit, Finance & Risk Committee beginning on page 28 of this circular and details about the committee's pre-approval policies and procedures beginning on page 54 of our annual information form for the year ended December 31, 2014 (available online at www.enbridge.com and www.sedar.com).

18      ENBRIDGE INC.

CONFIRMING OUR ADVANCE NOTICE BY-LAW

You will be asked to confirm By-Law No. 2 of Enbridge, which sets out advance notice requirements for director nominations (the Advance Notice By-Law).

The Advance Notice By-Law was adopted by the Board on December 2, 2014, but requires shareholder confirmation. The purpose of the Advance Notice By-Law is to provide shareholders, directors and management of Enbridge with guidance on the nomination of directors. The Advance Notice By-Law is the framework by which Enbridge seeks to fix a deadline by which shareholders of the company must submit director nominations to Enbridge prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to Enbridge for the notice to be in proper written form. The full text of the Advance Notice By-Law is set out in Appendix A.

It is the belief of Enbridge and the Board of Directors that the Advance Notice By-Law is beneficial to shareholders and other stakeholders. The Advance Notice By-Law will be subject to periodic review and, subject to applicable law, will reflect changes as required by securities regulatory agencies or stock exchanges and, at the discretion of the Board of Directors, amendments necessary to meet evolving industry standards. If shareholders do not confirm the Advance Notice By-Law by ordinary resolution, it will cease to be effective.

The Board recommends that shareholders vote for the resolution:

Be it resolved that:

•
By-Law No. 2 of Enbridge Inc., in the form adopted by the board of directors on December 2, 2014, and attached as Appendix A to the management information circular dated March 3, 2015, being an advance notice by-law setting out the process for director nominations, is confirmed; and
•
any one officer or director of Enbridge Inc. is authorized and directed to execute any documents or instruments or to take any other action necessary or advisable for this resolution to take effect.

HAVING A "SAY ON PAY"

We have held advisory votes on executive compensation ("say on pay") at the past four annual meetings. At last year's annual meeting of shareholders, shareholders voted 96.02% in favour of our approach to executive compensation. The Board has decided to again hold an advisory vote on executive compensation at this year's meeting. While this vote is non-binding, it gives shareholders an opportunity to provide important input to our Board.

As a shareholder, you will be asked to vote for or against, or you may abstain from voting on, our approach to executive compensation through the following resolution:

Be it resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in our management information circular dated March 3, 2015, delivered in advance of the 2015 annual and special meeting of shareholders on May 6, 2015.

The Board will take the results of this vote into account when it considers future compensation policies and issues. We will also examine the level of shareholder interest and the comments we receive and consider the best approach and timing for soliciting feedback from shareholders on our approach to executive compensation in the future.

SHAREHOLDER PROPOSALS

We received no shareholder proposals for consideration at the meeting.

Under the Canada Business Corporations Act, which governs Enbridge, we must receive shareholder proposals by December 4, 2015 to consider them for inclusion in the management information circular and proxy for the 2016 annual meeting of shareholders, which is expected to be held on May 11, 2016 in Calgary, Alberta.

VOTING RESULTS

We will post the results of this year's votes and the other items of business on our website (www.enbridge.com) following the meeting.

2015 Management information circular      19

2.        Governance

OUR GOVERNANCE PRACTICES

Sound governance means sound business. At Enbridge, we believe good governance is important for our shareholders, our employees and our company.

We have a comprehensive system of stewardship and accountability that follows best practices and meets the requirements of all rules, regulations, standards and internal and external policies that apply.

This section discusses our governance philosophy, policies and practices. It also describes the role and functioning of our Board and the five Board committees.

You can find more information about governance in our annual information form for the year ended December 31, 2014. Our articles and by-laws also set out policies and practices that govern our business activities. These are all available on our website (www.enbridge.com) and on SEDAR (www.sedar.com).

Regulations, rules and standards

Enbridge is listed on the TSX and the NYSE and we are subject to a range of governance rules, regulations, standards and policies including:

Canada

•
National Instrument 58-101 – Disclosure of Corporate Governance Practices;
•
NP 58-201;
•
NI 52-110; and
•
Canada Business Corporations Act.

US

As a "foreign private issuer" under US securities laws, we are generally permitted to comply with Canadian corporate governance requirements, rather than those that apply to US listed corporations.

The NYSE rules, however, require us to disclose how we comply with US corporate governance standards and where our practices are different. You can find this document on our website (http://www.enbridge.com/ InvestorRelations/ CorporateGovernance/ USCompliance.aspx). We must also comply with the audit committee requirements under Rule 10A-3 of the US Securities Exchange Act of 1934. See Audit, Finance & Risk Committee in our annual information form for the year ended December 31, 2014 for a summary of these requirements.

As of the date of this circular, the Board believes we are in full compliance with all Canadian and US corporate governance rules, regulations, standards and policies that apply to us.

A CULTURE OF ETHICAL CONDUCT

A strong culture of ethical conduct is central to Enbridge.

Our Statement on Business Conduct (available on our website at www.enbridge.com) is our formal statement of expectations for all individuals engaged by Enbridge. It applies to everyone at Enbridge and our subsidiaries, including our directors, officers and employees, as well as consultants and contractors retained by Enbridge.

It discusses what we expect in areas like:

• complying with the law and applicable rules and policies; • interacting with landowners, customers, shareholders, employees and others; • protecting health, safety and the environment;	• acquiring, using and maintaining assets; • using computers and communication devices; • conflicts of interest; and • proprietary, confidential and insider information.

The Board reviews the Statement on Business Conduct policy at least once a year and updates it as necessary. The Board did not make any changes in 2014.

20      ENBRIDGE INC.

All new employees at Enbridge and at each of our subsidiaries must, as a condition of employment, sign a certificate of compliance indicating that they have read the Statement on Business Conduct, understand it and agree to comply with it. Every year, all employees have to confirm that they have complied with it.

Directors must also certify that they agree with the Statement on Business Conduct and will comply with it, both when they join our Board and every year they serve as a director.

All employees were asked, through an electronic training and certification process, to certify their compliance with the Statement on Business Conduct for the year ended December 31, 2014. As of the date of this circular, 99.9% of Enbridge employees had certified compliance. The President & Chief Executive Officer and all members of the Board have certified their compliance with the Statement on Business Conduct for the year ended December 31, 2014.

Building awareness

We use online training to help raise awareness and reinforce our commitment to ethical conduct.

To date, we have developed online training programs on fraud awareness, foreign corruption laws and the Statement of Business Conduct.

Handling conflicts of interest

If a director or officer has a material interest in a transaction or agreement involving Enbridge, or otherwise identifies a potential personal conflict, he or she must:
•  disclose the conflict or potential conflict;
•  not participate in any discussions on the matter; and
•  abstain from voting on the matter at any Board meeting where it is being discussed or considered.

This approach is consistent with the requirements of the Canada Business Corporations Act.

 Insider trading

Our insider trading and reporting guidelines, which were most recently revised in March 2013, put restrictions on those in a special relationship with Enbridge (including insiders) when they trade Enbridge shares. The guidelines, which fulfill our obligations to stock exchanges, regulators and investors, include the following measures:

Material transactions

No informed person or nominated director (or any associate or affiliate) has or had a direct or indirect material interest in any Enbridge transaction in 2014 or in any proposed transaction that had or will have a material effect on Enbridge or any of our subsidiaries in the foreseeable future.

•
having quarterly and annual trading blackout periods when financial results are being prepared and have not yet been publicly disclosed. These periods currently begin on the fifth day following the end of a quarter or fiscal year and end at the close of trading on the second trading day after we issue the news release or disclose our financial results;
•
publishing and communicating the dates for regular blackout periods to affected insiders;
•
encouraging all insiders to pre-clear transactions with the Corporate Secretary's office; and
•
prohibiting all directors, officers and employees from engaging in hedging transactions.

Management is currently in the process of reviewing our insider trading and reporting guidelines to ensure they reflect current best practices and developments since 2013.

Whistleblower procedures

Our whistleblower procedures help uphold our strong values and preserve our culture of ethical business conduct.

We introduced whistleblower procedures a number of years ago to protect the integrity of our accounting, auditing and financial processes. We expanded and updated the system in 2008 and 2012.

Employees can report concerns about financial or accounting irregularities or unethical conduct confidentially to the chair of the Audit, Finance & Risk Committee. All submissions may be made anonymously and any complaints submitted in a sealed envelope marked "private and strictly confidential" will be delivered to the committee chair unopened. Complaints can also be made anonymously using a toll-free number and a reporting system administered by an independent third party provider.

2015 Management information circular      21

At least once each quarter, the Chief Compliance Officer reports to the Audit, Finance & Risk Committee about any significant complaints received (sooner if there is an urgent matter). The Audit, Finance & Risk Committee then determines how to handle such complaints. The committee can hire independent advisors (outside legal counsel, independent auditors and others) to help investigate a matter. We pay for these costs.

THE ROLE OF THE BOARD

The Board is ultimately responsible for governance at Enbridge and for stewardship of the company. It has full power to oversee the management of our business and affairs.

It carries out many of its responsibilities through its five standing Board committees:

•
Audit, Finance & Risk;
•
Corporate Social Responsibility;
•
Governance;
•
Human Resources & Compensation; and
•
Safety & Reliability.

The Board:

•
reviews and approves the strategic plan, provides guidance and monitors our progress;
•
monitors our risk management programs and helps us identify principal risks;
•
makes sure we have appropriate internal control and management systems in place to manage money, compliance and risk and that these systems are functioning appropriately;
•
approves major projects, plans and initiatives that could materially affect the company; and
•
reviews and approves compensation for the President & Chief Executive Officer.

The Board delegates day-to-day management of Enbridge to the President & Chief Executive Officer and senior management, although major capital expenditures, debt and equity financing arrangements and significant acquisitions and divestitures require Board approval.

Duties

The Board is responsible for the oversight of key areas like governance, financial and strategic planning, risk oversight and management, succession planning and corporate disclosure. These duties are described in our terms of reference for the Board and the Board committees. These terms of reference are drafted by management under the guidance of the Governance Committee and approved by the Board, which reviews them once a year and updates them as needed. Copies of the terms of reference for the Board and each of the Board committees are available on our website (www.enbridge.com).

The Board develops position descriptions for the Chair of the Board and each committee chair. These descriptions are part of their terms of reference and are reviewed annually. The Governance Committee defines the division of duties between the Board and the President & Chief Executive Officer.

Strategic planning

The Board is responsible for reviewing our strategic planning process and for reviewing and approving our strategic plan. It oversees the implementation of the plan, monitors our progress and approves any transactions it believes will have a significant impact on the plan or our strategic direction.

The Board devotes two meetings per year to the strategic plan, including one meeting that is held over two days.

Risk oversight and management

Risk oversight and management is an important role for the Board and Board committees. Each year, management prepares a corporate risk assessment report for the Board. The Board is responsible for overseeing the following with respect to the company's risks:

•
identification of principal risks when necessary, and at least annually;
•
establishing a risk tolerance level for those risks that are identified;

22      ENBRIDGE INC.

•
ensuring the implementation by management of appropriate and effective systems to manage risks;
•
review management's implementation of risk policies and procedures; and
•
seeking assurance that our internal control systems and management information systems are in place and operating effectively.

Our MD&A for the year ended December 31, 2014 contains more information about the risks applicable to Enbridge, and is available on our website (www.enbridge.com) and on SEDAR (www.sedar.com).

Board committees' role in risk management

To better identify, manage and mitigate risk, the corporate risk assessment report is reviewed annually by the four Board committees with enterprise-wide risk management responsibility: the Audit, Finance & Risk Committee, the Corporate Social Responsibility Committee, the Human Resources & Compensation Committee (HRC Committee) and the Safety & Reliability Committee. As a result of such review, each committee makes recommendations to the Board in respect of company practices. In addition, the Board committees can authorize the implementation of systems that address risks within the scope of their responsibility and monitor them to ensure they remain effective.

The Audit, Finance & Risk Committee is responsible for overseeing the annual review of Enbridge's principal risks, as well as reviewing the strategies, policies and practices applicable to the assessment, management, prevention and mitigation of risks relating to foreign currency and interest rates, counterparty credit exposure, cash management, credit and financing and the use of derivative instruments and insurance. The Corporate Social Responsibility Committee is responsible for overseeing risks relating to corporate social responsibility matters. The HRC Committee is responsible for overseeing the identification of people-related risk and the associated response planning. The Safety & Reliability Committee is responsible for overseeing risks relating to safety and reliability matters. For further information on each Board committee's role in risk management, please refer to Board Committees, beginning on page 28.

Internal controls

The Board seeks assurance at least annually that our internal control systems and management information systems are operating effectively.

The Board has delegated responsibility for reviewing our quarterly and annual financial statements to the Audit, Finance & Risk Committee, which recommends them to the Board for approval. The committee is also responsible for overseeing our internal audit function and senior management reporting on internal controls.

Corporate communications

The Board reviews and approves all major corporate communications policies, including our corporate disclosure guidelines. It also reviews and approves all corporate disclosure documents, including our:

• annual and quarterly reports to shareholders; • MD&A;	• annual information form; and • management information circular.

The Board works to ensure we communicate effectively with shareholders, the public and other stakeholders to avoid selective disclosure.

Succession planning

The Board is responsible for:

•
appointing the President & Chief Executive Officer and ratifying the appointment of other members of executive management;
•
monitoring senior management's performance; and
•
annually reviewing the succession strategy for all senior management positions.

It delegates responsibility for reviewing our policies and procedures relating to employment, succession planning and compensation (including executive compensation) to the HRC Committee.

2015 Management information circular      23

The HRC Committee is also responsible for:

•
making sure we have appropriate programs for dealing with succession planning and employee retention;
•
monitoring the performance of senior management;
•
overseeing human capital risk to make sure our management programs (including those for our officers) effectively address succession planning and employee retention;
•
overseeing the design of our compensation programs from a risk perspective; and
•
reporting to the Board on organizational structure and succession planning matters.

OUR EXPECTATIONS OF OUR DIRECTORS

Our directors are expected to act in the best interests of Enbridge. They have a duty of care to exercise in both decision making and oversight.

Independence

First and foremost, we believe in the importance of an independent board. The Governance Committee is responsible for making sure the Board functions independently of management.

The majority of our directors must be independent, as defined by Canadian securities regulators in NI 52-110, NYSE rules and the rules and regulations of the US Securities and Exchange Commission.

We define a director as independent if he or she does not have a direct or indirect material relationship with Enbridge. The Board believes that a relationship is material if it could reasonably interfere with a director's ability to make independent decisions, regardless of any other association he or she may have. The Board uses a detailed annual questionnaire to assist in determining if a director is independent.

10 of our 11 nominated directors, including the Chair of the Board, are independent. Mr. Monaco is not independent because he is our President & Chief Executive Officer and a member of management.

The Governance Committee has developed guidelines to ensure each director is aware of the expectations placed on him or her as a director. Key expectations include meeting attendance, financial literacy and ethical conduct.

Separate chair and chief executive officer positions

We have an independent, non-executive Chair of the Board who is responsible for leading the Board.

Meeting in-camera

Our terms of reference stipulate that the Board must hold in-camera meetings regularly, without officers or management present. The Chair of the Board provides the President & Chief Executive Officer with a summary of the matters discussed at these in-camera meetings, including any issues that the Board expects management to pursue.

Other directorships

Our directors may serve on the boards of other public companies and together on the boards and committees of other public entities, as long as their outside positions and common memberships do not affect their ability to exercise independent judgment while serving on our Board. See Interlocking relationships on page 17 for information about some of our directors who serve together on other boards.

Directors who serve on our Audit, Finance & Risk Committee cannot sit on the audit committees of more than two other public entities unless the Board determines that such simultaneous service would not impair the ability of such director to effectively serve on our Audit, Finance & Risk Committee. Mr. England currently serves on the audit committee of four publicly traded companies, including Enbridge, and the Board has determined that such simultaneous service does not impair his ability to effectively serve on our Audit, Finance & Risk Committee.

24      ENBRIDGE INC.

External consultants and other third parties

To make sure the Board functions independently of management, Board committees have the flexibility to meet with external consultants and Enbridge employees without management whenever they see fit. The terms of reference also allow individual directors, the Board and Board committees to hire independent advisors, as needed, at our cost.

Attendance

We expect directors to attend all Board and Board committee meetings of which they are a member as well as the annual meeting of shareholders. The Governance Committee reviews each director's attendance record every year. If a director has a poor attendance record, the committee chair and Chair of the Board will discuss and recommend how to handle the matter. A director whose attendance record continues to be poor may be asked to leave the Board. In 2014, the overall attendance at Board and committee meetings was 99%. Please see information on attendance in the Director profiles beginning on page 8 and under Director Attendance on page 15.

Financial literacy

The Board defines an individual as financially literate if he or she can read and understand financial statements that are generally comparable to ours in breadth and complexity of issues. The Board has determined that all of the members of the Audit, Finance & Risk Committee are financially literate according to the meaning of NI 52-110 and the rules of the NYSE. It has also determined that Mr. England, Ms. Williams and Mr. Coutu each qualify as "audit committee financial experts" as defined by the US Securities Exchange Act of 1934. The Board bases this determination on each director's education, skills and experience.

Orientation and continuing education

The Board recognizes that proper orientation and continuing education are important for directors to fulfill their duties effectively. It has delegated these responsibilities to the Governance Committee, which has developed a comprehensive program for new directors and for directors who join a committee for the first time.

Orientation

Every new director meets with the Chair of the Board, the President & Chief Executive Officer and senior management to learn about our business and operations and participates in tours of our sites and facilities.

New directors are also given a copy of the Board manual, which contains:

•  Board guidelines;
•  personal information about each of the directors and senior officers;
•  a list of the members of the Board, the members of the Board committees and all meeting dates;
•  organizational charts (corporate and management);
•  our financial risk management policies and treasury authority limitations;
• information about statutory liabilities;	• information about the directors' and officers' liability programs;
•  our insider trading and reporting guidelines;
•  indemnification agreements;
•  information about our dividend reinvestment and share purchase plan;
•  our Statement on Business Conduct; and
• public disclosure documents for Enbridge and certain subsidiaries.

Directors are notified by email whenever there are updates to these documents. The manual and any updates are also made available electronically.

Continuing education

We offer education sessions for directors on key topics and encourage them to participate in associations and organizations that can broaden their awareness and knowledge of developments related to our business. Directors can also request presentations on a particular topic. Throughout their tenure, directors have discussions with the Chair of the Board, receive quarterly presentations from senior management on strategic issues and participate in tours of our operations. Quarterly briefings include reviews of the competitive environment, our performance relative to our peers

2015 Management information circular      25

and any other developments that could materially affect our business. The table below lists the internal seminars and other presentations we offered in 2014 and director participation.

Date	Topic	Presented/hosted by	Who attended

February 11, 2014	Credit Rating Agency Relationship	Enbridge Inc.	All members of the Board other than Governor Blanchard

March 17, 2014	Tectonic Shifts in Global Energy	Edward L. Morse, Global Head of Commodities, Citi Research	All members of the Board

September 16, 2014	Distribution Risks & Our Response	Enbridge Inc.	All members of the Board other than Mr. Tutcher

September 17, 2014	Board Tour of Keele & Finch Pipeline Relocation (subway construction) in Toronto and Enbridge Technology & Operations Centre in Markham, Ontario (Plastics Lab & Fusion, Streetscape and Measurement & Regulation Lab)	Enbridge Inc.	All members of the Board other than Mr. Tutcher

We also pay for continuing education opportunities through third parties and we encourage directors to pursue director education seminars and courses offered externally.

Ms. Williams (chair of the HRC Committee and member of the Audit, Finance & Risk Committee), Ms. Kempston Darkes (member of the HRC Committee, the Corporate Social Responsibility Committee and the Safety & Reliability Committee) and Mr. Coutu (a member of the Audit, Finance & Risk and Safety & Reliability Committees) are members of the Institute of Corporate Directors (ICD). Ms. Kempston Darkes and Mr. Shultz were recognized by the ICD in 2011 and 2013, respectively, with a Fellowship Award, which the ICD considers to be the highest distinction for directors in Canada.

BOARD EVALUATION

The Governance Committee is responsible for assessing the performance of the Board and its Chair, the Board committees and individual directors on an ongoing basis.

Assessing the Board and Chair of the Board

All of the directors complete a confidential questionnaire every year so they can evaluate the effectiveness of the Board and suggest ideas for improving performance. The questionnaire is designed to provide constructive input to improve overall Board performance and includes questions on:

• Board composition; • effectiveness of the Board, Board meetings and Chair of the Board;	• duties and responsibilities; • Board orientation and development; and • the evaluation process for senior management.

The evaluation process includes additional questions for directors to evaluate their peers. The directors are asked to consider criteria such as skills and experience, preparation, attendance and availability, communication and interaction with Board members and/or management and business, company and industry knowledge. Directors are encouraged to comment broadly, positively and negatively, on any issue concerning the Board, Board committees and director performance.

Directors submit their completed questionnaires to the chair of the Governance Committee, who presents the feedback to the Chair of the Board. The chair of the Governance Committee then presents the summary to the Board. The Board discusses the results and develops recommendations as appropriate.

From time to time, the Chair of the Board meets informally with each director, to discuss performance of the Board, Board committees and other issues.

26      ENBRIDGE INC.

Board committee assessments

Each director also completes a confidential questionnaire for each Board committee of which they are a member. The questionnaire is designed to facilitate candid conversation among the members of each Board committee about the Board committee's overall performance, function, areas of accomplishment and areas for improvement. This session takes place in-camera at the first Board committee meeting after the directors complete their questionnaires.

The questionnaire helps the Board ensure each Board committee is functioning effectively and efficiently and fulfilling its duties and responsibilities as described in its terms of reference. It includes questions about:

• the composition of the Board committee; • the effectiveness of the Board committee and Board committee meetings;	• committee members, including the chair; and • the orientation and development processes for the Board committee.

Completed questionnaires are submitted to the chair of the Governance Committee, who summarizes them and provides a copy to each Board committee chair and the Chair of the Board.

Director Term Limits

Under our Board guidelines, a director will retire at the next annual meeting of shareholders after he or she reaches the age of 73, or after 15 years of service on the Board, whichever comes first. Members of the Board as at January 1, 2011, who reach 15 years of service before age 73, may remain on the Board to age 73. A director may be asked to remain on the Board for an additional two years after age 73 if the Board unanimously approves the extension. If a director receives an extension, he or she is not eligible to serve as Chair of the Board or chair of any of the Board's five standing Board Committees.

Identifying new candidates

The Governance Committee serves as the nominating committee and is responsible for identifying new candidates for nomination to the Board. The Governance Committee also invites and welcomes suggestions from other directors on our Board and from management. The committee reviews a Board composition plan annually. The plan consists of a skills matrix that includes the name of each director, his or her occupation, residence, gender, age, years on the Board, retirement date, business experience, other board commitments, equity ownership, independence and other relevant information. The committee summarizes the plan to identify the ideal attributes, skills and experience of a new candidate. These include executive management, board and industry experience, areas of expertise, global representation, gender and age, among others. The committee ranks each of these skills and areas of experience as a high, medium or low priority.

The Governance Committee, in collaboration with management and, in some cases, external consultants, then develops a list of potential candidates with the desired skills and experience and reviews and updates the list at least once per year. When a position becomes available, the Board reviews the list of potential candidates, revises it to reflect the skills and experience most needed at the time, adds other recently identified candidates and prepares a short list. The committee also considers the candidate's background and diversity of experience in making its choices and may engage independent consultants to assist in the review and recruitment process.

The chair of the Governance Committee, the Chair of the Board, the President & Chief Executive Officer and sometimes other directors, meet with potential candidates to determine their interest, availability, experience and suitability. The Governance Committee makes a recommendation to the Board for consideration and approval.

DIVERSITY

We are committed to increasing the diversity of our Board over time by actively seeking qualified candidates who meet diversity criteria. Enbridge is one of over 40 founding members of the Canadian Board Diversity Council.

In February, 2015, the Board formally adopted a written diversity policy to highlight our approach to diversity and the importance we place on differences in skills, experience, gender, age, ethnicity and geographic background. The diversity policy sets out key criteria for the composition of the Board, including a target in which each gender comprises at least one-third of the independent directors. Of the 11 directors standing for re-election, female directors represent 27% of the Board. The policy further sets out criteria for management to aspire to have at least one-third of

2015 Management information circular      27

Senior Management roles at Enbridge and its major subsidiaries occupied by women. Of the 69 senior management positions at Enbridge and its major subsidiaries, 11 of those senior management positions are currently held by women, for a total of 16%.

It is the responsibility of the Governance Committee to identify and recommend to the Board potential nominees to the Board with the appropriate competencies, skills and characteristics required of Board members to promote the continued growth and success of Enbridge. In this process, the Governance Committee will take into account professional experience, educational background, skills and knowledge, as well as diversity considerations such as gender, age and ethnicity.

Similarly, in identifying candidates for Senior Management roles, professional experience, educational background, skills and knowledge, as well as diversity considerations such as gender, age and ethnicity, will be taken into account.

The Governance Committee will review the diversity policy and its targeted objectives annually to assess its effectiveness and will report to the Board and recommend any revisions that may be necessary.

BOARD COMMITTEES

Our Board has five standing Board committees to help it carry out its duties and responsibilities:

• Audit, Finance & Risk • Governance • Safety & Reliability	• Corporate Social Responsibility • Human Resources & Compensation

The Board has delegated certain responsibilities to each Board committee, including overseeing risk management systems that are within the scope of the responsibilities of each Board committee. Each Board committee is made up entirely of independent directors. Mr. Monaco, our President & Chief Executive Officer, is not a member of any Board committee, nor is the Chair of the Board. The Governance Committee annually reviews Board Committee memberships and recommends Committee membership changes and assignments to the Board.

Board committee meetings generally take place before each regularly scheduled Board meeting. Each Board committee also meets in-camera, independent of management, following the regular Board committee meeting. They also meet with external consultants and/or Enbridge staff, without management present, whenever they see fit.

Each Board committee reports regularly to the Board and makes recommendations on certain matters as appropriate. The Governance Committee is responsible for recommending the role of each Board committee to the Board.

Audit, Finance & Risk Committee

Chair:	J. Herb England
Members:	Marcel R. Coutu, Charles W. Fischer, George K. Petty, Charles E. Shultz and Catherine L. Williams

Responsibilities

The Audit, Finance & Risk Committee assists the Board in overseeing:

•
the integrity of our financial statements and financial reporting process;
•
the integrity of our management information systems, disclosure controls, financial controls and internal audit function;
•
our external auditors and ensuring they maintain their independence; and
•
our compliance with financial and accounting regulatory requirements and our risk management program.

The Audit, Finance & Risk Committee is responsible for ensuring the committee, our external auditors, our internal auditors and management of Enbridge maintain open communications.

The Audit, Finance & Risk Committee is responsible for:

Financial reporting

•
reviewing our quarterly and annual MD&A, financial statements and notes and recommending them to the Board for approval;
•
reviewing and approving earnings releases and recommending them to the Board for approval;

28      ENBRIDGE INC.

•
discussing with management and the external auditors any significant issues regarding our financial statements and accounting policies;
•
reviewing with management any anticipated changes in reporting standards and accounting policies; and
•
reviewing annually the approach taken by management in the preparation of earnings press releases as well as financial information and earnings guidance provided to analysts and ratings agencies.

Internal controls

•
overseeing management's system of disclosure controls and procedures;
•
overseeing the internal controls over financial reporting; and
•
overseeing the internal audit function.

External auditors

•
reviewing the qualifications and independence of our external auditors and recommending their appointment to the Board;
•
reviewing all audit and non-audit services to be provided by the external auditors, including proposed fees, and pre-approving them, consistent with our policy; and
•
setting the compensation of the external auditors, reviewing their performance, overseeing their activities and retaining them in their role as external auditors.

The external auditors report directly to the Audit, Finance & Risk Committee. They meet regularly with the committee, in-camera, without any members of management present. The chair of the committee also meets with the external auditors from time to time, to discuss significant issues.

Finance

•
reviewing the issue of securities by Enbridge and authorizing or recommending such matters to the Board for approval;
•
overseeing the filing of prospectuses or related documents with securities regulatory authorities; and
•
overseeing credit facilities and inter-company financing transactions and recommending them to the Board for approval.

Risk management

•
overseeing the annual review of Enbridge's principal risks;
•
reviewing risks in conjunction with internal and external auditors;
•
reviewing the adequacy of tax provisions;
•
monitoring our risk management program; and
•
reviewing our annual report on insurance coverages.

Together with the Board, the committee also reviews with senior management, internal counsel and others as necessary:

•
our method of reviewing risk and our strategies and practices related to assessing, managing, preventing and mitigating risk; and
•
loss prevention policies, risk management programs and disaster response and recovery programs.

2014 highlights

The Audit, Finance & Risk Committee carried out the following activities during 2014:

Audits and financial reporting

•
reviewed the interim and annual MD&A and financial statements and notes and recommended them to the Board for approval;
•
reviewed public disclosure documents containing audited or unaudited financial information, including annual and interim earnings press releases, prospectuses and the annual information form, and recommended them to the Board for approval for public release;
•
reviewed and approved the pension plan annual financial statements; and
•
the chair of the Audit, Finance & Risk Committee reviewed and approved the prior year's expenses of the President & Chief Executive Officer.

2015 Management information circular      29

Internal controls

•
reviewed the quarterly internal controls compliance reports;
•
reviewed the audit services role and audit plan and received quarterly audit services reports;
•
reviewed the audit services annual report; and
•
received quarterly updates on the ethics and conduct hotline activity from the Chief Compliance Officer.

External auditors

•
carried out an assessment of PwC, recommended its appointment by shareholders and reviewed and approved the 2014 engagement letter (including the terms of engagement and proposed fees); and
•
pre-approved all non-audit services to be provided by PwC that are allowed under the committee's policy.

Finance

•
reviewed quarterly treasury management reports; and
•
reviewed the financing plans including additional financing transactions not included in the 2014 annual financing plan, credit facilities and inter-company financing transactions, and recommended them to the Board for approval.

Risk management

•
reviewed the quarterly financial risk management reports;
•
reviewed and approved the corporate risk assessment report as it pertains to the committee's mandate;
•
reviewed the adequacy of tax provisions;
•
reviewed the annual report on insurance coverages and reviewed and approved the insurance renewal strategy; and
•
reviewed the information security report.

Governance

In November 2014, the Audit, Finance & Risk Committee reviewed its terms of reference. No changes were adopted. The committee reviewed the qualifications of its members, and recommended to the Board members who it believes can be properly considered audit committee financial experts. The committee also reviewed its performance in 2014 and determined that it had fulfilled all of its responsibilities under its terms of reference.

The Audit, Finance & Risk Committee met four times in 2014. It held in-camera meetings without management present at each of its regularly scheduled meetings with the senior member of the Internal Audit group as well as with the external auditors and then it met on its own in-camera. From time to time the committee also met in-camera with the Chief Financial Officer. Before each meeting, the chair of the committee met with the Chief Financial Officer to discuss the agenda items for the meeting and any significant issues. The chair also met with the senior partner of the external auditors assigned to Enbridge's audit before each meeting. You can find more information about the committee as required under NI 52-110 under Audit, Finance & Risk Committee in our annual information form for the year ended December 31, 2014. Copies are available on our website (www.enbridge.com) and on SEDAR (www.sedar.com). You can also request a copy from the Corporate Secretary.

Corporate Social Responsibility Committee

Chair:	James J. Blanchard
Members:	V. Maureen Kempston Darkes, George K. Petty and Dan C. Tutcher

Responsibilities

The Corporate Social Responsibility Committee is generally responsible for assessing our guidelines, policies, procedures and performance related to corporate social responsibility (CSR) and reviewing our reporting in this area.

The Corporate Social Responsibility Committee is responsible for reviewing, approving or recommending to the Board the risk guidelines, policies, procedures and practices relating to CSR matters which include:

•
human rights;
•
public awareness and consultation;
•
issues management;
•
environmental stewardship;
•
external communications;
•
government, stakeholder and Aboriginal & Native American relations; and
•
community investment.

30      ENBRIDGE INC.

The Corporate Social Responsibility Committee is also responsible for reviewing and approving both our CSR metrics and benchmarks, as well as our methods of communicating CSR and related policies. It monitors our performance and reporting on CSR matters and receives regular compliance reports from management. It may, depending on the nature of the matter, review the results of investigations into significant incidents to the extent they fall within its mandate; otherwise, this function may be undertaken by another committee such as the Safety & Reliability Committee.

The Corporate Social Responsibility Committee has approved the use of the Global Reporting Initiative reporting guidelines for monitoring and reporting our sustainability performance.

2014 highlights

The Corporate Social Responsibility Committee carried out the following activities as part of its 2014 work plan.

Assessing CSR guidelines, policies and procedures

•
received updates on CSR issues, impacts, risks and trends;
•
reviewed CSR policies, commitments, objectives and strategies;
•
reviewed management accountability and internal systems and controls on CSR performance;
•
received management's reports on:
•
regulatory and compliance activities; and
•
climate change, carbon and energy;
•
reviewed and approved the corporate risk assessment report as it pertains to the committee's mandate; and
•
reviewed the committee's terms of reference.

Reviewing our work with stakeholders and regulators

•
received management's updates on consultation with Aboriginal and Native American groups;
•
reviewed new strategies and procedures being introduced by management to ensure that corporate and regulatory requirements for stakeholder engagement are met across all projects and operations, and that feedback from stakeholders is being understood and responded to on a consistent basis;
•
received management updates on local social and economic inclusion;
•
received updates on Northern Gateway including community consultation, Aboriginal, and progress on meeting social, economic and environmental conditions for the project issued by the National Energy Board;
•
received reports on community investments, including donations to charitable organizations and operating communities; and
•
reviewed company initiatives on community safety, public awareness, emergency preparedness and emergency responder training.

Monitoring and reporting CSR performance

•
reviewed the 2014 environment, health & safety reports by the Gas Pipelines, Liquids Pipelines and Major Projects business units;
•
reviewed disclosure on enterprise-wide social, environmental and governance performance in the 2013 annual CSR Report issued in April 2014, and developed new data and content for the 2014 Annual CSR Report to be issued in 2015;
•
reviewed 2014 disclosures to the Dow Jones Sustainability Index and to the CDP on carbon and water and reviewed results from CSR Materiality Assessment conducted in 2014 with key internal and external stakeholders.

Awards and recognition

The Corporate Social Responsibility Committee supports our continuing commitment to CSR initiatives, which has resulted in Enbridge receiving significant positive recognition in recent years, including the following awards in 2014:

Sustainability

•
Global 100 Most Sustainable Corporations in the World: This annual assessment highlights global corporations that have been most proactive in managing environmental, social and governance issues.
•
Dow Jones Sustainability Indices (DJSI): DJSI selected Enbridge as an index component of both its World and North America index. The DJSI track the financial performance of the leading sustainability-driven companies worldwide based on an analysis of financially material economic, environmental, and social factors.

2015 Management information circular      31

•
World's Greenest Companies: Newsweek added Enbridge to its list of the World's Greenest Companies, which ranks the 500 largest publicly-traded companies globally on corporate sustainability and environmental impact.
•
Best 50 Corporate Citizens in Canada: This ranking is determined by Corporate Knights based on a thorough analysis of contenders' publicly disclosed environmental, social and governance indicators.

Community Investment

•
United Way Spirit of Community Award: United Way Toronto presented Enbridge Gas Distribution with its inaugural Spirit of Community Award, which recognizes creativity, innovation and overall commitment to building a better city for everyone.

Financial Reporting

•
Corporate Reporting Award, Chartered Professional Accountants of Canada (CPA Canada): The Corporate Reporting Awards, presented annually by CPA Canada, recognize the best reporting practices in the country. Enbridge received the 2014 Award of Excellence for Corporate Reporting in the 'Utilities and Pipelines/Real Estate' industry sector.

Aborginal Relations

•
Silver Level, Progressive Aboriginal Relations (PAR) Certification (2012 – 2014), Canadian Council for Aboriginal Business (CCAB): The CCAB is a national business organization whose members include Aboriginal businesses, Aboriginal community-owned economic development corporations, and companies operating in Canada. The CCAB's PAR certification program recognizes and supports continuous improvement in Aboriginal relations.

Governance

In November 2014, the Corporate Social Responsibility Committee reviewed its terms of reference and determined its mandate was appropriate and that it had fulfilled all of its responsibilities under its terms of reference.

The Corporate Social Responsibility Committee met four times in 2014 and held in-camera meetings without management present at the end of each meeting.

Governance Committee

Chair:	Dan C. Tutcher
Members:	James J. Blanchard and J. Lorne Braithwaite

Responsibilities

The Governance Committee focuses on ensuring we have a comprehensive system of stewardship and accountability for directors, management and employees that is in the best interests of Enbridge.

The Governance Committee is responsible for developing our approach to governance, including the division of duties between the Chair of the Board, directors, the President & Chief Executive Officer and management.

It is responsible for:

•
recommending matters about overall governance to the Board;
•
reviewing the terms of reference for the Board and the Board Committees;
•
setting corporate governance guidelines for the Board; and
•
reviewing management's compliance reports on corporate governance policies.

The Governance Committee works closely with the Corporate Secretary and other members of management to keep abreast of governance trends and implement board governance best practices.

Board composition, education and evaluation

The Governance Committee is responsible for:

•
developing a Board composition plan and recommending the nomination of directors to the Board and Board Committees;
•
establishing formal orientation and education programs for directors;
•
reviewing and reporting to the Board on risk management matters relating to corporate liability protection programs for directors and officers;
•
assessing the performance of the Board, Board Committees, the Chair of the Board and individual directors;

32      ENBRIDGE INC.

•
monitoring the quality of the relationship among Board members and Board Committees and with management and recommending any changes; and
•
ensuring the Board functions independently of management.

One of the Governance Committee's objectives is to nominate a balanced mix of members to the Board who have the necessary experience and expertise to make a meaningful contribution in carrying out duties on behalf of the Board. It sets guidelines for recruiting new talent with criteria for relevant expertise, senior management experience or other qualifications. See Diversity beginning on page 27 for more information.

The Governance Committee manages the annual performance review of the Board. See Board Evaluation beginning on page 26 for more information.

Compensation

The Governance Committee is responsible for reviewing and setting directors' compensation. There was no increase in directors' compensation in 2014. See Director compensation – Compensation discussion and analysis beginning on page 38 for more information.

2014 highlights

The Governance Committee carried out the following activities as part of its 2014 work plan:

•
reviewed proxy voting recommendations and annual meeting voting results for the 2014 meeting;
•
approved our statement on corporate governance practices for this circular;
•
received reports on employee and Director compliance with the statement on business conduct;
•
reviewed the qualifications and independence of all members of the Board;
•
reviewed management's reports on our director and officer liability protection program and management information systems;
•
reviewed the Board composition plan and skills matrix for the current Board and analyzed the implications our strategic plan has on Board composition;
•
actively participated in a process to identify candidates for Board succession purposes;
•
reviewed the composition of the Board committees; and
•
conducted the Board evaluation process for 2014 and reviewed and reported to the Board on the results of the various assessments.

Governance

The Governance Committee reviewed its performance in 2014 and determined that its mandate was appropriate and that the committee had fulfilled all of its responsibilities under its terms of reference.

The Governance Committee met four times in 2014 and held in-camera meetings without management present at each meeting.

Human Resources & Compensation Committee

Chair:	Catherine L. Williams
Members:	J. Lorne Braithwaite, J. Herb England, Charles W. Fischer, V. Maureen Kempston Darkes and Charles E. Shultz

The HRC Committee assists the Board by providing oversight and direction on human resources strategy, policies and programs for the named executives (as defined on page 44 of this circular), senior management and our broader employee base. This includes compensation, pension and benefits as well as talent management, succession planning, workforce recruitment and retention. The HRC Committee oversees the identification of people-related risk and the associated response planning as part of the corporate risk assessment process. In addition, the HRC Committee is responsible for overseeing the company's compensation programs from a risk perspective to ensure they do not encourage individuals to take inappropriate or excessive risks that are reasonably likely to have a material adverse impact on the company.

2015 Management information circular      33

Succession planning

The HRC Committee reviews the succession plan for the position of Chief Executive Officer and other key senior officers, and long-range planning for executive development and succession to ensure leadership sustainability and continuity throughout the organization.

Every year the HRC Committee conducts a thorough review of the current succession plan and the status of development and retention plans for individual candidates who have been identified for senior executive positions, including the position of Chief Executive Officer.

The HRC Committee met with the President & Chief Executive Officer to discuss his views on the executive leadership team and potential succession scenarios that included both planned transitions as well as emergency situations related to illness, disability or other unplanned absences. The HRC Committee also met in-camera, without Mr. Monaco, to discuss the candidates he had identified as his possible successors.

Given the retirement activity that was anticipated within the Executive Leadership Team for 2014, executive succession, candidate development and talent retention continued to be an area of significant focus for the HRC Committee and the Board throughout the year. This oversight culminated with successful transitions of both the President, Liquids Pipelines role in March and the Chief Financial Officer role in October. Both were chosen in accordance with the identified and approved succession and critical talent plans.

Succession plans were reviewed in detail for the entire Executive Leadership Team and in-depth discussions were held regarding the range of possible external candidates and development of internal candidates, including the enactment of planned moves at the executive level to new or modified roles for developmental purposes.

The HRC Committee also reviewed the bench strength and succession depth several layers below the Executive Leadership Team to ensure there are no significant gaps and that succession plans remain robust.

The HRC Committee oversaw the development and implementation of a comprehensive multi-year, enterprise-wide, leadership development program that was introduced in 2014 and also continued to encourage and support an increased number of opportunities for interaction of high potential candidates with Board members.

The HRC Committee believes executive development and succession continues to be an area of high importance and has requested formal updates of development plan progress at each committee meeting. This was done throughout 2014 and will continue for the foreseeable future.

2014 highlights

The HRC Committee:

•
reviewed the company's leadership development and talent management strategy to ensure robust development of candidate pools at various levels in the organization for leadership capability and continuity;
•
reviewed both company and business unit performance, based on the approved short-term incentive performance metrics and corporate financial performance compared to our peers and the TSX60 and TSX Composite Index over several time periods, and used these assessments to determine 2014 short-term, medium-term and long-term incentive awards for our executives and employees;
•
evaluated the President & Chief Executive Officer's performance and recommended all aspects of his compensation for 2014 to the Board, including his base salary and short-term, medium-term and long-term incentive awards;
•
reviewed Mr. Monaco's performance assessments and compensation recommendations for the other executive officers, including recommendations for their base salaries and short-term, medium-term and long-term incentive awards for 2014;
•
reviewed competitive market analysis data provided by independent compensation advisors to inform both the President & Chief Executive Officer and other executive officer compensation recommendations;
•
approved the annual general salary increase recommendations;
•
reviewed and approved the annual Benefit and Regulatory Compliance Report as part of the pension governance process, including the funding status;
•
reviewed and approved funding policy changes for the registered pension plans in both Canada and the United States;

34      ENBRIDGE INC.

•
reviewed and took no exception to the design of a new mid-term incentive plan for Midcoast Energy Partners to better align employee performance with unitholder interests;
•
reviewed and approved the corporate risk assessment report as it pertains to the committee's mandate;
•
determined that Board-approved equity pre-financing impacts be excluded from the Corporate STIP Multiplier (EPS) calculation as another adjustment item considered "non-recurring and non-operating" and reviewed and recommended a change to the payout curve for the short-term incentive program to better align with typical market practice that will be implemented in 2015;
•
reviewed and approved an increase to the share reserve for the Incentive Stock Option Plan (2007) and the Performance Stock Option Plan (2007) and approved associated amendments to the plan texts;
•
recommended officer appointments to the Board for ratification; and
•
considered compensation risk in the approval of all compensation programs, measures and targets and reviewed and approved a new annual compensation risk assessment tool to support compensation risk oversight.

The HRC Committee also reviewed the strategies and programs designed to attract, develop and retain employees, recognizing our plans for significant growth and increasing levels of retirement eligibility.

Awards and recognition

Enbridge was recognized in 2014 as one of Canada's Top 100 Employers (MediaCorp Canada), one of Alberta's Top Employers (MediaCorp Canada) and as one of the Financial Post's 10 Best Companies to Work For. Enbridge was also named one of Canada's Best Diversity Employers (MediaCorp) and received both a Diversity Leadership Award of Distinction and an Employer of Persons with Disabilities Award (Alberta Chamber of Commerce). Enbridge was also recognized as one of Houston's Healthiest Employers (Houston Business Journal).

Governance

In November 2014, the HRC Committee reviewed its mandate, as set out in the terms of reference, and assessed its performance. The committee approved an amendment to its terms of reference to add the evaluation of broader human resources risk as part of the corporate risk assessment process. The members of the committee are satisfied that the mandate is appropriate and that it met all of its responsibilities in 2014.

The HRC Committee met seven times in 2014 and held an in-camera meeting without any members of management present at each meeting.

Safety & Reliability Committee

Chair:	Charles W. Fischer
Members:	Marcel R. Coutu, V. Maureen Kempston Darkes, Charles E. Shultz and Catherine L. Williams

Responsibilities

The Safety & Reliability Committee is responsible for reviewing, approving or recommending to the Board the risk guidelines, policies, procedures and practices relating to safety and reliability matters which include:

•
environment;
•
health & safety;
•
pipeline and facility integrity management;
•
security (physical, data and cyber);
•
emergency response preparedness; and
•
other operational risks.

The committee is responsible for the oversight of operational matters to ensure that the company meets the safety and reliability objectives established by the Board. The committee's responsibilities include:

•
oversight of enterprise-wide safety culture and receipt of reports from management regarding safety culture development, related risk assessment and risk management guidelines applicable to safety and reliability matters and other operational risks;
•
review the policies followed by management in the conduct of operations directed at preventing injury and adverse environment impacts;

2015 Management information circular      35

•
ensure policies relating to safety and reliability compliance and incidents, including reporting requirements, are established by management;
•
receive status and assessment reports from management regarding compliance and provide recommendations;
•
review and provide oversight of management's response to significant safety incidents;
•
review and make recommendations regarding management's methods of communicating policies relating to safety and reliability;
•
consider the results of operational compliance audits including operational risk management;
•
consider potential impacts of proposed legislation and other emerging issues relating to safety and reliability;
•
at least annually, receive from management a report on the insurable risks related to the areas within its mandate; and
•
determine, if necessary, further Directors' and officers' duties and responsibilities relating to safety and reliability.

In addition, the committee may retain independent advisors, request other reports, meet with management or employees and furnish recommendations to the Board.

2014 highlights

The committee received updates on enterprise safety and operational reliability matters. It received the operational risk and annual safety & environment report from the Gas Distribution, Gas Pipelines & Processing, Liquids Pipelines, Major Projects and Green Power and Transmission business units and received operational risk management updates from management including results of external verifications and safety perception surveys.

The committee received updates from management regarding incidents that occurred in 2014 during the committee's quarterly meetings along with progress reports on related action plans and corrective action measures undertaken. The committee reviewed the operational risks included in the corporate risk assessment report and received updates on the implementation of frameworks for enterprise risk and safety management systems that have been developed by management. The committee also received updates on Enterprise security, including cyber security, as well as in respect of regulatory and compliance matters.

Governance

The committee reviewed its terms of reference. The members of the committee are satisfied that its mandate is appropriate and that it met all of its responsibilities in 2014.

The Safety & Reliability Committee met four times in 2014 and held an in-camera meeting without any members of management present, at each meeting.

SHAREHOLDER OUTREACH

Enbridge engages our shareholders on an ongoing basis and in a variety of ways, tailored to the specific needs of each shareholder group. Our main shareholder events are our annual investor days in Toronto and New York, which provide an opportunity for shareholders to obtain an update on the company outside of our quarterly earnings presentations. These events, along with our annual general meeting and quarterly earnings presentations, are webcast so that they are accessible to a broad audience of investors and are available on our website for a period of 12 months. Our executive team also meets with shareholders throughout the year by way of investor roadshows in a variety of cities. To further our investor outreach, we also participate in several investor conferences. Enbridge is also committed to communicating with shareholders through our website (www.enbridge.com), where current and potential investors are invited to contact the Investor Relations team by letter, phone or email.

36      ENBRIDGE INC.

3.        Compensation

This next section discusses director and executive compensation at Enbridge, including our decision making process, pay for performance, share ownership requirements and 2014 pay decisions.

Director compensation	38
Compensation discussion and analysis	38
Philosophy and approach	38
Share ownership	38
Compensation components	38
2014 results	40
Summary compensation table	40
Incentive plan awards	40
Share-based compensation	41
Change in equity ownership	42
Executive compensation	44
Compensation discussion and analysis	44
Named executive officers	44
Executive summary	44
Compensation philosophy	47
Compensation governance	49
Annual decision making process	51
Executive compensation design and 2014 decisions	57
Base salary	58
Short-term incentive	58
Medium- and long-term incentives	61
Retirement benefits	67
Other benefits	69
Compensation changes in 2015	70
Total direct compensation for named executives	70
Executive compensation and shareholder return	77
Summary compensation table	78
Incentive plan awards	80
Additional stock option information	81
Termination of employment and change of control arrangements	83

2015 Management information circular      37

DIRECTOR COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Philosophy and approach

The Board is responsible for developing and implementing the directors' compensation plan and has delegated the day-to-day responsibility for director compensation to the Governance Committee.

Our directors' compensation plan is designed with four key objectives in mind:

•
to attract and retain the most qualified individuals to serve as directors;
•
to compensate our directors to reflect the risks, responsibilities and time commitment they assume when serving on our Board and Board committees;
•
to offer directors compensation that is competitive with other public companies that are comparable to Enbridge and to deliver such compensation in a tax effective manner; and
•
to align the interests of directors with those of our shareholders.

While our executive compensation program is designed around pay for performance, director compensation is based on annual retainers. This is to meet the compensation objectives and to help ensure our directors are unbiased when making decisions and carrying out their duties while serving on our Board.

The Governance Committee uses a peer group of companies to set the annual retainers for our Board and targets director compensation at about the 50th percentile. It uses the same peer group to determine executive compensation. See page 52 for more information about our peer group and how we benchmark executive compensation.

The Governance Committee reviews the directors' compensation plan every year, with assistance from management. Every second year a formal review by an external consultant is undertaken. The next formal review by an external consultant is scheduled for the summer of 2015. Each year, as part of this review, the committee considers the time commitment and experience required of members of our Board and the director compensation paid by a group of comparable public companies when it sets the compensation. The committee also reviews the compensation plan to make sure the overall program is still appropriate and reports its findings to the Board.

Share ownership

We expect directors to own Enbridge shares so they have an ongoing stake in the company and are aligned with the interests of shareholders. The share ownership guideline is three times the annual Board retainer. The annual Board retainer is $235,000. Directors must now hold at least three times their annual Board retainer, or $705,000, in DSUs or Enbridge shares and meet that requirement within five years of becoming a director on our Board. DSUs are paid out when a director retires from the Board. They are redeemed for cash, based on the weighted average of the closing price of common shares on the TSX for the last five trading days before the redemption date, multiplied by the number of DSUs the director holds. Directors may not engage in equity monetization transactions or hedges involving securities of Enbridge (see Hedging policy on page 55 of this circular).
If a decrease in the market value of our common shares results in a director no longer meeting the share ownership requirements, we expect him or her to buy additional common shares in order to satisfy the minimum threshold.

About DSUs

A deferred share unit (DSU) is a notional share that has the same value as one Enbridge common share. Its value fluctuates with variations in the market price of Enbridge shares.

DSUs do not have voting rights but they accrue dividends as additional DSUs, at the same rate as dividends paid on our common shares.

Compensation components

Our Directors' compensation plan has four components:

•
an annual retainer;
•
an annual fee if he or she serves as the non-executive Chair of the Board or chair of a Board committee;
•
a travel fee for attending Board and Board committee meetings; and
•
reimbursement for reasonable travel and other out-of-pocket expenses relating to his or her duties as a director.

We do not have meeting attendance fees.

38      ENBRIDGE INC.

Our directors' compensation plan has been in effect since 2004 and was revised in 2010 and 2013. The table below shows the fee schedule for directors in 2014. Directors are paid quarterly. If their principal residence is in the US, they receive the same face amounts in US dollars. Mr. Monaco does not receive any director compensation because he is our President & Chief Executive Officer and is compensated in that role.

Directors who also serve as a director or trustee of one of our subsidiaries or affiliates also receive an annual retainer and meeting and travel fees for attending those meetings.

Directors can receive their retainer in a combination of cash, Enbridge shares and DSUs, but they must receive a minimum amount in DSUs, as shown in the table below. Travel fees are always paid in cash.

	Annual amount ($)	Cash	Enbridge shares	DSUs	Cash	Enbridge shares	DSUs

Compensation component		before minimum share ownership			after minimum share ownership

Board Retainer	235,000

Additional retainers
Chair of the Board retainer	260,000
Board committee chair retainer		Up to 50%	Up to 50%	50% to 100%	Up to 75%	Up to 75%	25% to 100%
– Audit, Finance & Risk	25,000
– Human Resources & Compensation	20,000
– Safety & Reliability	15,000
– Corporate Social Responsibility	10,000
– Governance	10,000

Travel fee	1,500	100%	–	–	100%	–	–

Once they reach the minimum share ownership level, directors can choose to receive between one quarter and their entire retainer in DSUs, with the balance in cash, Enbridge shares or a combination of both, according to a percentage mix they choose. They must take at least 25% of the retainer in DSUs. Directors are allocated the Enbridge shares based on the weighted average of the closing price of the Enbridge shares on the TSX for the five trading days immediately preceding the date that is two weeks prior to the date of payment.

The table below shows the breakdown of each director's annual retainer for the year ended December 31, 2014.

Director	Cash (%)	Enbridge shares (%)	DSUs (%)

David A. Arledge	75	–	25
James J. Blanchard	50	25	25
J. Lorne Braithwaite	75	–	25
Marcel R. Coutu	75	–	25

J. Herb England	50	–	50
Charles W. Fischer	50	–	50
V. Maureen Kempston Darkes	25	50	25
David A. Leslie[1]	50	–	50

Al Monaco[2]	–	–	–
George K. Petty	–	–	100
Charles E. Shultz	75	–	25
Dan C. Tutcher	–	–	100
Catherine L. Williams	–	50	50

1.
Mr. Leslie retired from the Board on November 6, 2014.
2.
Mr. Monaco does not receive any compensation as a director of Enbridge because he is our President & Chief Executive Officer.

2015 Management information circular      39

2014 RESULTS

Summary compensation table

The table below shows the total compensation paid to or accrued by our directors for the year ended December 31, 2014. All Enbridge shares and DSUs vested at the time of the grant.

		Share-based[2] awards				All other compensation

	Fees earned[1]	Enbridge shares[3,4]		DSUs[4]		Subsidiary fees[5]	Travel fees	Dividends on DSUs[6]		Total
Director	(cash) ($)	(#)	($)	(#)	($)	($)	($)	(#)	($)	($)

David A. Arledge[7]	371,250	–	–	2,592	123,750	–	10,500	27	1,281	506,781
James J. Blanchard[7]	117,622	1,333	63,627	1,336	63,750	–	7,500	14	660	253,159

J. Lorne Braithwaite	176,250	–	–	1,106	58,750	22,000	10,500	12	609	268,109
Marcel R. Coutu	75,536	–	–	447	25,179	–	1,500	1	66	102,281
J. Herb England[7]	120,104	–	–	2,514	120,104	215,681	19,500	26	1,217	476,606
Charles W. Fischer	125,000	–	–	2,354	125,000	81,250	3,000	24	1,296	335,546
V. Maureen Kempston Darkes	58,854	2,211	117,395	1,106	58,750	–	10,500	12	609	246,108

David A. Leslie[9]	123,021	–	–	1,878	97,500	21,938	7,500	26	1,348	251,307
Al Monaco[8]	–	–	–	–	–	–	–	–	–	–

George K. Petty[7]	–	–	–	4,923	235,000	–	10,500	52	2,433	247,933
Charles E. Shultz	176,250	–	–	1,106	58,750	6,000	10,500	11	548	252,048

Dan C. Tutcher[7]	–	–	–	5,133	245,000	–	9,000	54	2,537	256,537
Catherine L. Williams	121	2,399	127,379	2,401	127,500	6,000	3,000	25	1,322	265,322

1.
The cash portion of the retainers paid to the directors.
2.
The portion of the retainer received as DSUs and Enbridge shares.
3.
Directors may also receive additional Enbridge shares as part of our Dividend Reinvestment and Share Purchase Plan, which is available to all shareholders.
4.
We pay directors quarterly. The value of the Enbridge shares and DSUs is based on the weighted average of the closing price of Enbridge shares on the TSX for the five trading days immediately preceding the grant date each quarter. The weighted average Enbridge share prices were Cdn. $48.97, $51.61, $55.61 and $56.96 for the first, second, third and fourth quarters of 2014.
5.
Includes the annual retainers paid to each of Ms. Williams and Messrs. Braithwaite, England, Fischer, Leslie and Shultz as a director or trustee of an Enbridge subsidiary or affiliate, and travel fees for attending those meetings.
6.
Includes dividend equivalents granted in 2014 on DSUs granted in 2014 based on the 2014 quarterly dividend rate of $0.35. Dividend equivalents vest at the time of grant.
7.
These directors are paid the same face amounts in US$ because their principal residence is in the US.
8.
Mr. Monaco does not receive any compensation as a director of Enbridge because he is our President & Chief Executive Officer.
9.
Mr. Leslie retired from the Board on November 6, 2014.

Incentive plans awards

We have not granted stock options (stock options or options) to directors since 2002. None of our non-employee directors hold any share-based awards that have not vested.

40      ENBRIDGE INC.

Share-based compensation

The table below shows the breakdown in share-based compensation each director received each quarter in 2014.

	Q1			Q2			Q3			Q4

Director	Enbridge Shares[1] $(shares)	DSUs[1] $(units)	Dividends on 2014 DSUs[1]	Enbridge Shares[1] $(shares)	DSUs[1] $(units)	Dividends on 2014 DSUs[1]	Enbridge Shares[1] $(shares)	DSUs[1] $(units)	Dividends on 2014 DSUs[1]	Enbridge Shares[1] $(shares)	DSUs[1] $(units)	Dividends on 2014 DSUs[1] $(units)

David A. Arledge[2]	–	$34,300 (700)	–	–	$33,833 (656)	$245 (5)	–	$34,266 (616)	$476 (9)	–	$35,340 (620)	$695 (13)
James J. Blanchard[2]	$17,629 (360)	$17,670 (361)	–	$17,393 (337)	$17,429 (337)	$126 (2)	$17,628 (317)	$17,652 (317)	$245 (4)	$18,170 (319)	$18,215 (319)	$358 (7)
J. Lorne Braithwaite	–	$14,688 (300)	–		$14,687 (285)	$105 (2)	–	$14,688 (264)	$205 (4)	–	$14,687 (257)	$299 (5)
Marcel R. Coutu	–	–	–	–	–	–	–	$10,491 (189)	–	–	$14,688 (258)	$66 (1)
J. Herb England[2]	–	$32,568 (665)	–	–	32,125 (622)	$233 (5)	–	$32,536 (585)	$452 (8)	–	$36,530 (642)	$660 (13)
Charles W. Fischer	–	$31,250 (638)	–	–	$31,250 (606)	$223 (4)	–	$31,250 (562)	$437 (8)	–	$31,250 (548)	$636 (12)
V. Maureen Kempston Darkes	$29,333 (599)	$14,688 (300)	–	$29,366 (569)	$14,687 (285)	$105 (2)	$29,362 (528)	$14,688 (264)	$205 (4)	$29,334 (515)	$14,687 (257)	$299 (6)
David A. Leslie[4]	–	$32,500 (664)	–	–	$32,500 (630)	$232 (4)	–	$32,500 (584)	$454 (9)	–	–	$662 (13)
Al Monaco[3]	–	–	–	–	–	–	–	–	–	–	–	–
George K. Petty[2]	–	$65,136 (1,330)	–	–	$64,249 (1,245)	$466 (9)	–	$65,072 (1,170)	$904 (17)	–	$67,110 (1,178)	$1,320 (26)
Charles E. Shultz	–	$14,688 (300)	–	–	$14,687 (285)	$94 (2)	–	$14,688 (264)	$185 (3)		$14,687 (257)	$269 (5)
Dan C. Tutcher[2]	–	$67,908 (1,387)	–	–	$66,983 (1,298)	$485 (9)	–	$67,840 (1,220)	$943 (18)	–	$69,966 (1,228)	$1,376 (27)
Catherine L. Williams	$31,831 (650)	$31,875 (651)	–	$31,843 (617)	$31,875 (618)	$228 (5)	$31,865 (573)	$31,875 (573)	$446 (8)	$31,841 (559)	$31,875 (560)	$649 (12)

1.
Directors are paid in Enbridge shares and DSUs quarterly. Their value is based on the weighted average of the closing price of the Enbridge shares on the TSX for the five trading days immediately preceding the grant date each quarter. DSUs dividends paid in 2014 on DSUs granted in 2014 are valued as of March 3, June 2, September 2 and December 1, 2014. The table below shows the grant dates, dividend dates and the weighted average Enbridge share price for each quarter in 2014.

Quarter	DSU grant date	Dividend date	Weighted average Enbridge share price for dividend grant	Weighted average Enbridge share price for DSU grant

Q1	March 14, 2014	March 1, 2014	$46.26	$48.97
Q2	June 6, 2014	June 1, 2014	50.50	51.61
Q3	September 12, 2014	September 1, 2014	53.41	55.61
Q4	December 5, 2014	December 1, 2014	51.76	56.96

2.
These directors are paid in US$. The amounts they received have been converted to CA$ based on the Bank of Canada noon rate:
March 14, 2014: US$1 = CA$1.1087
June 6, 2014: US$1 = CA$1.0936
September 12, 2014: US$1 = CA$1.1076
December 5, 2014: US$1 = CA$1.1423
3.
Mr. Monaco does not receive any compensation as a director of Enbridge because he is our President & Chief Executive Officer.
4.
Mr. Leslie retired from the Board on November 6, 2014.

2015 Management information circular      41

Change in equity ownership

The table below shows the change in each director's equity ownership from March 4, 2014 to March 3, 2015 and his or her status in meeting the share ownership requirements.

Director	Enbridge shares (#)	Enbridge stock options (#)	DSUs (#)	Total Enbridge shares and DSUs (#)	Market (at-risk) value of equity holdings ($)[1]	Minimum share ownership required2,[3] ($)	Current holdings as a multiple of the Board retainer

David A. Arledge
2015	32,600	–	51,700	84,300	4,882,656	705,000	20.78
2014	32,600	–	47,696	80,296	3,934,504	705,000	16.74
Change	0	–	4,004	4,004	948,152

James J. Blanchard
2015	14,027	–	103,006	117,033	6,778,551	705,000	28.84
2014	12,533	–	98,822	111,355	5,456,395	705,000	23.22
Change	1,494	–	4,184	5,678	1,322,156

J. Lorne Braithwaite
2015	87,413	–	40,934	128,347	7,433,858	705,000	31.63
2014	87,353	–	38,701	126,054	6,176,646	705,000	26.28
Change	60	–	2,233	2,293	1,257,212

Marcel R. Coutu
2015	20,000	–	451	20,451	1,184,522	705,000	5.04
2014	–	–	–	–	–	–	–
Change	20,000	–	451	20,451	1,184,522

J. Herb England
2015	2,120	–	51,172	53,292	3,086,673	705,000	13.13
2014	2,120	–	47,262	49,382	2,419,718	705,000	10.30
Change	0	–	3,910	3,910	666,955

Charles W. Fischer
2015	11,250	–	18,777	30,027	1,739,164	705,000	7.40
2014	8,000	–	15,924	23,924	1,172,276	705,000	4.99
Change	3,250	–	2,853	6,103	566,888

V. Maureen Kempston Darkes
2015	17,765	–	12,705	30,470	1,764,822	705,000	7.51
2014	15,359	–	11,257	26,616	1,304,184	705,000	5.55
Change	2,406	–	1,448	3,854	460,638

Al Monaco[3]
2015	192,201	2,761,300	–	192,201	11,132,282		–
2014	159,616	2,403,900	–	159,616	7,821,184	–	–
Change	32,585	357,400	–	32,585	3,311,098	–	–

George K. Petty
2015	1,894	–	63,699	65,593	3,799,147	705,000	16.17
2014	1,894	–	57,054	58,948	2,888,452	705,000	12.29
Change	0	–	6,645	6,645	910,695

Charles E. Shultz
2015	19,173	–	42,117	61,290	3,549,917	705,000	15.11
2014	34,813	–	39,852	74,665	3,658,585	705,000	15.57
Change	(15,640)	–	2,265	(13,375)	(108,668)

42      ENBRIDGE INC.

Director	Enbridge shares (#)	Enbridge stock options (#)	DSUs (#)	Total Enbridge shares and DSUs (#)	Market (at-risk) value of equity holdings ($)[1]	Minimum share ownership required2,[3] ($)	Current holdings as a multiple of the Board retainer

Dan C. Tutcher
2015	659,173	–	63,679	722,852	41,867,588	705,000	178.16
2014	645,069	–	56,827	701,896	34,392,904	705,000	146.35
Change	14,104	–	6,852	20,956	7,474,684

Catherine L. Williams
2015	35,428	–	28,658	64,086	3,711,861	705,000	15.80
2014	32,256	–	25,484	57,740	2,829,260	705,000	12.04
Change	3,172	–	3,174	6,346	882,601

Total
2015	1,093,044	2,761,300	476,898	1,569,942	90,931,041
2014	1,031,613	2,403,900	438,879	1,470,492	72,054,108
Change	61,431	357,400	38,019	99,450	18,876,933

1.
Based on the total market value of Enbridge shares and/or DSUs owned by the director, based on the closing price of 49.00 on the TSX on March 4, 2014 and $57.92 on March 3, 2015. These amounts have been rounded to the nearest dollar. Excludes stock options.
2.
Each Director listed in the above table met the share ownership guideline by or before the applicable deadline.
3.
Mr. Monaco does not receive any compensation as a director of Enbridge. He is only compensated for his role as President & Chief Executive Officer. He is required to hold at least five times his base salary in Enbridge shares as a member of management. Please see page 54 of this circular for information on his Enbridge share ownership as a multiple of his base salary.
4.
Mr. Leslie is not shown in the above table because he retired from the Board on November 6, 2014.
5.
Ms. Roberts is not shown in the above table because she was appointed to the Board on February 19, 2015 (effective March 15, 2015).

2015 Management information circular      43

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Named executive officers

For 2014, the Enbridge named executives are the following individuals:

•
Al Monaco, President & Chief Executive Officer;
•
John K. Whelen, Executive Vice President & Chief Financial Officer (current CFO);
•
J. Richard Bird, Executive Vice President (former CFO);
•
D. Guy Jarvis, President, Liquids Pipelines;
•
David T. Robottom, Executive Vice President & Chief Legal Officer; and
•
C. Gregory Harper, President, Gas Pipelines & Processing.

Mr. Jarvis was appointed President, Liquids Pipelines effective March 1, 2014, succeeding Mr. Steve Wuori who assumed the role of Strategic Advisor, Office of the President & CEO as of the same date. Prior thereto, Mr. Jarvis served as the Chief Commercial Officer of Enbridge Pipelines Inc.

Mr. Whelen was appointed Executive Vice President & Chief Financial Officer effective October 15, 2014, succeeding Mr. Bird who assumed the role of Executive Vice President as of the same date. Prior thereto, Mr. Whelen served as Senior Vice President, Finance. Mr. Bird is scheduled to retire from Enbridge in 2015, but will be retained on contract to temporarily support Enbridge's sponsored investments businesses as Management's representative on the boards of directors of those entities.

Mr. Harper was hired January 30, 2014 as President, Gas Pipelines & Processing of Enbridge Inc. Effective February 28, 2014 he was appointed Principal Executive Officer of Midcoast Holdings, L.L.C. and effective April 30, 2014 was appointed Principal Executive Officer of Enbridge Energy Company, Inc. and Enbridge Energy Management, L.L.C.

Executive summary

Company philosophy

Enbridge's vision is to be the leading energy delivery company in North America. Central to achieving that vision is a relentless focus on safety, operational reliability and protection of the environment.

Everything Enbridge does must be achieved through the lens of its company values – Integrity, Safety and Respect.

Enbridge strives to create exceptional shareholder value through strong corporate performance and investing capital in ways that minimize risk and maximize return, while always supporting its core business of delivering energy safely and reliably.

Strategic Focus

In 2014, Enbridge continued to focus on the four key priorities within its strategic plan:

1.
Drive safety and operational reliability;

2.
Execute on its growing slate of commercially secured projects;

3.
Secure the longer-term future; and

4.
Maintain the foundation.

Compensation philosophy

Performance is foundational to the executive compensation programs and payouts are strongly aligned to the achievement of Enbridge's strategic priorities. Compensation is typically targeted at median within the markets where Enbridge competes, with performance driving "at risk" incentive payouts up or down accordingly. The vast majority of executive compensation is considered "at risk" because its value is based on specific performance criteria and payout is not guaranteed.

44      ENBRIDGE INC.

Operational and financial performance metrics are used for the short-, medium- and long-term incentive plans. These programs are designed to motivate management to safely and efficiently operate the business with a focus on the longer term, while providing the superior returns that shareholders expect.

Commitment to governance

Enbridge is committed to upholding the highest standards of corporate governance. It believes good governance is important for its shareholders, employees and the company. Enbridge has a comprehensive system of stewardship and accountability that follows best practices and meets the requirements of all applicable laws, regulations and policies.

Enbridge conducts a thorough assessment annually to identify where people-related risks occur that may impact the achievement of the strategic plan. In addition, Enbridge specifically reviews its compensation practices and policies from a risk perspective to ensure they do not encourage inappropriate or excessive risk taking that is likely to have a material adverse effect on the business. The HRC Committee provides oversight and reviews the results of these risk assessments and recommends acceptance of the human resources component of the broader corporate risk assessment report to the Board of Directors.

The HRC Committee reviews the performance, business environment and peer group comparisons in formulating its pay recommendations for the President & Chief Executive Officer, and in approving the President & Chief Executive Officer's recommendations for the remaining named executives.

In making decisions on performance based compensation in 2014, the HRC Committee considered the financial growth the company achieved and the notable operational successes across the business units. In addition, the HRC Committee considered Enbridge's performance in relation to its competitors on other key performance indicators such as dividend per share growth, reward to risk ratio and total shareholder return.

Performance highlights for 2014

Over the past 10 years Enbridge's total shareholder return has exceeded the S&P/TSX Composite Index by an average of 11% per year:

Enbridge performance relative to S&P/TSX Composite Index As at December 31, 2014

The following summarizes some of the key accomplishments in 2014:

•
Made progress towards achieving industry-leading safety and operational reliability performance through the Operational Risk Management program, including:
•
ongoing maintenance and enhancements of Enbridge's pipelines and facilities; and
•
rolling out the Enbridge Safety Management Framework, providing common standards, guidance and structure to all parts of the business.

2015 Management information circular      45

•
Delivered solid financial performance during a key executional phase in Enbridge's growth plan, including:
•
adjusted earnings per share (EPS) rising 6.7% to $1.90;
•
a quarterly dividend increase of 33% effective March 1, 2015;
•
announcing adjusted EPS guidance for 2015 of $2.05 to $2.35; and
•
announcing a higher dividend payout policy range of 75% to 85% of adjusted EPS, up from 60% to 70% previously.

•
Continued to advance the growth capital investment program through:
•
$34 billion in commercially secured growth projects by the end of 2014, plus $10 billion in additional potential capital projects; and
•
execution of the sponsored vehicle strategy, with the transfer of a package of assets and interests to Enbridge Income Fund for proceeds of approximately $1.8 billion and a drop down of assets to Enbridge Energy Partners, L.P. for aggregate consideration of US$1 billion.

•
Achieved key milestones in executing major projects, including:
•
successfully placing into service approximately $10 billion of growth projects, including two major components of the $5.4 billion Western Gulf Coast Access initiative;
•
receiving approval from Canada's pipeline regulator, the National Energy Board, for the flow reversal and expansion of Line 9B between Westover, Ontario and Montreal, Quebec; and
•
receiving Governor in Council approval by the Canadian federal government of the Northern Gateway Project, subject to 209 conditions.

•
Announced plans for future growth and sustained value creation:
•
the March announcement of the $7.5 billion Line 3 Replacement (L3R) Program, the largest project in Enbridge history. This project will result in the restoration of one of Enbridge's primary pipelines along the Mainline crude oil system; and
•
the December announcement of Enbridge's restructuring plan to transfer Enbridge's Canadian liquids pipelines business and certain Canadian renewable energy assets to Enbridge Income Fund. Under the plan, approximately $17 billion of combined carrying value of assets would be transferred to the Fund by mid-2015.

•
Upheld Enbridge's values while shaping and protecting Enbridge's reputation:
•
achieving a 74% employee engagement score in the biannual 2014 Employee Perspectives Survey exceeding the North American average (63%); and
•
receiving recognition for corporate social responsibility and sustainability practices, including being named one of the Global 100 Most Sustainable Large Corporations in the World and one of Canada's Top 100 Employers.

Key compensation decisions in 2014

The Board and the HRC Committee are responsible for overseeing the compensation principles and programs at Enbridge and approving compensation programs and payouts, with assistance from independent outside advisers.

In 2014, taking into account company performance during the year, the following key compensation decisions were made for the named executives:

•
merit increases ranging from 3.5%-10% were applied to base salaries to align positioning relative to the competitive market;
•
additional salary increases ranging from 25%-32% were applied for two of the named executives who were promoted to new positions during the year;
•
short-term incentive awards of $3,345,987 were approved, reflecting a corporate multiplier of 0.7 and business unit multipliers ranging from 0.86 to 1.68;
•
medium-term incentive awards of $3,849,411 were granted; and
•
long-term incentive awards of $4,460,203 were granted.

46      ENBRIDGE INC.

Compensation philosophy

Approach to executive compensation

Enbridge's approach to executive compensation is set by the HRC Committee and approved by the Board. These programs are designed to accomplish three objectives:

•
attract and retain a highly effective executive team;
•
align executives' actions with the business strategy and the interests of Enbridge shareholders and other stakeholders; and
•
reward executives for short-, medium- and long-term performance.

Enbridge does:	Enbridge does not:

Use a pay for performance philosophy whereby the majority of compensation provided to Enbridge executives is "at risk" and dependent on pre-defined performance variables that reflect operational and financial priorities defined in the Strategic Plan	Pay out incentive programs when unwarranted by performance

Have a compensation structure that reflects a blend of short-, medium- and long-term incentive awards, and that is linked to Enbridge's business plans for the respective timeframes in order to directly tie results to rewards	Allow stock option grants below 100% fair market value

Incorporate risk management principles into all decision making processes and ensure compensation programs do not encourage inappropriate or excessive risk taking by executives	Count performance stock units or unexercised stock options towards stock ownership requirements

Regularly review its executive compensation programs through third party consultants to ensure such programs continue to support shareholder interests and regulatory compliance, and are aligned with sound principles of risk management and governance	Re-price underwater stock options

Use both proactive/preventative and incident-based safety and operational metrics that are directly linked to the short-term incentive of every employee to reinforce the absolute criticality of safety, system reliability, and environmental performance	Implement single trigger voluntary termination rights in favor of executives in new employment agreements

Have meaningful stock ownership requirements that align the interests of Enbridge executive officers with those of Enbridge shareholders	Permit hedging of Enbridge securities

Benchmark executive compensation programs against a group of similar companies in Canada and the US to ensure that Enbridge executives are rewarded at a competitive level	Grant, renew or extend any loans to its directors or senior executives of the company

Have an Incentive Compensation Clawback Policy	Provide stock options to directors who are not full-time employees

Linkage with company strategy

Enbridge's vision is to be the leading energy delivery company in North America.

Central to achieving that vision is a relentless focus on safety, operational reliability and protection of the environment to ensure that the needs of all stakeholders are met, and that Enbridge continues to be a good citizen within the communities where
it operates.	Driving safety and operational reliability is Enbridge's number one priority.

The following are Enbridge's top four priorities:

•
drive safety and operational reliability is the first area of focus within the strategic plan. Failing to meet this goal means the outcomes set out in the remainder of the strategic plan are at risk;
•
execute on a growing slate of commercially secured projects through a focus on project management and preserving financial strength and flexibility;
•
secure the longer-term future by strengthening core businesses and developing new platforms for growth and diversification; and
•
maintain the foundation by upholding the values of Integrity, Safety and Respect; shaping, promoting and protecting Enbridge's reputation; and attracting, retaining and developing people.

Enbridge's executive compensation programs are aligned to the achievement of these strategic priorities and are designed to link payouts to those outcomes. They are designed to motivate management to deliver exceptional value to

2015 Management information circular      47

shareholders through strong corporate performance and investing capital in ways that minimize risk and maximize return, while always supporting the core business goal of delivering energy safely and reliably.

Management is committed to delivering steady, visible and predictable results, and to operate assets in an ethical and responsible manner.

Pay for performance

Performance is the cornerstone of Enbridge's executive compensation programs. The Board reviews Enbridge's business plans over the short-, medium- and long-term and the HRC Committee ensures the compensation programs are linked to these timeframes. This ensures that management is focused on delivering value to Enbridge shareholders not only in the short-term, but also continued performance in the long-term.

Relevant corporate and business unit performance measures are established for the short-term compensation plan that focus on the critical safety, system reliability, environmental and financial aspects of the business. The performance measures for the medium- and long-term plans focus on overall corporate performance aligned with shareholder expectations for earnings growth and total shareholder return.

When assessing performance, the HRC Committee considers both the objective pre-defined performance metrics as well as qualitative factors not captured in the formal metrics. For example, a decision to complete a certain acquisition may have longer-term strategic benefits to the company that may not be reflected in the short-term performance metrics. Also playing a role are a number of market based and earnings based key performance indicators that compare Enbridge's results to a peer group and to the broader market over a one to 10 year time horizon. Therefore, the assessment of overall performance is based on a combination of the pre-defined performance metrics, the key performance indicators, as well as the qualitative aspects of management's responsibilities.	Performance is foundational to Enbridge's executive compensation programs, and operational and financial performance conditions are utilized through short-, medium- and long-term incentive plans.

Awards under the medium- and long-term incentive plans provide the opportunity to realize a greater or lesser payout (relative to the grant value) depending on how Enbridge performs in the future. In addition to time-vesting provisions, the performance stock units have adjusted earnings per share (EPS) and price-to-earnings (P/E) performance conditions and the performance stock options have three share price hurdles that must be met within a specified time period for the options to vest. Incentive stock options round out the long-term incentive plans and are an additional way to increase executives' equity stake in the company and align executives' interests with those of shareholders. See pages 61 to 67 for details of the medium- and long-term incentive plans.

48      ENBRIDGE INC.

At risk compensation

The chart below shows the target compensation mix for the President & Chief Executive Officer and the average for the other named executives. The short-, medium- and long-term incentives are considered to be "at risk" because their value is based on specific performance criteria and payout is not guaranteed.

In 2014, 81% of the target total direct compensation for the President & CEO, and an average of 74% for the remaining named executive officers, was at risk, directly aligning corporate, business unit and individual performance with the interests of Enbridge shareholders. For details on targets for the incentive programs, see pages 59 and 62.	The vast majority of compensation for Enbridge's President & Chief Executive Officer and other named executives is considered "at risk".

Operational performance

Operational performance is central to assessing the overall performance of an organization. At Enbridge, delivering on a commitment to drive safety and operational reliability means:

•
striving for and maintaining industry leadership in safety (public, personal and process);
•
ensuring the reliability and integrity of Enbridge pipelines and facilities; and
•
protecting the environment.

To reinforce this, the short-term incentive awards for all employees at Enbridge (including all the named executives) are directly linked to operational performance, whether they are in a corporate or business unit role.

Compensation governance

Enbridge's compensation governance structure consists of the Board and the HRC Committee, with Mercer (Canada) Limited (Mercer) providing independent advisory support. The governance structure is reviewed annually against best practices and regulatory guidance.

Board and HRC Committee

The Board is responsible for the oversight of the compensation principles and programs at Enbridge. The HRC Committee approves major compensation programs and payouts, including reviewing and recommending the compensation for the President & Chief Executive Officer to the Board. The HRC Committee also approves the compensation for the other named executives.

The HRC Committee assists the Board in carrying out its responsibilities with respect to compensation matters by providing oversight and direction on human resources strategy, policies and programs for the named executives, senior management and the broader employee base, including compensation, equity incentive plans, pension and benefits as well as talent management, succession planning, workforce recruitment and retention. The HRC Committee provides oversight regarding the management of broader people-related risk and specifically reviews the compensation programs from a risk perspective.

All members of the HRC Committee are independent under the independence standard discussed on page 24 of this circular.

2015 Management information circular      49

The members of the HRC Committee are Catherine L. Williams (chair), J. Lorne Braithwaite, J. Herb England, Charles W. Fischer, V. Maureen Kempston Darkes and Charles E. Shultz. For information on their Board committee participation, please refer to page 14 of this circular.

Independent advice

The Enbridge Board of Directors has voluntarily chosen to comply with the revised listing standards of the New York Stock Exchange that were approved by the U.S. Securities and Exchange Commission in January, 2013 regarding compensation committees, including as to compensation advisors and compensation committee independence. As such, the HRC Committee is directly responsible for the appointment, compensation and oversight of the work of any compensation consultants, outside legal counsel or other advisors (each, an Advisor) it retains. The HRC Committee may select or receive advice from an Advisor only after taking into consideration all factors relevant to the Advisor's independence from management including:

•
the provision of other services to Enbridge by the Advisor;
•
the amount of fees received from Enbridge by the Advisor as a percentage of the Advisor's total revenue;
•
the policies and procedures of the Advisor that are designed to prevent conflicts of interest;
•
any common shares owned by the Advisor; and
•
any business or personal relationship of the Advisor with a member of the HRC Committee or with an executive officer at Enbridge.

Although the HRC Committee is required to consider these factors, it is free to select or receive advice from an Advisor that is not independent.

Since 2002, Mercer, an independent Advisor, has provided guidance to the HRC Committee on compensation matters to ensure Enbridge's programs are appropriate, market competitive and continue to meet its intended goals. Advisory services include reviewing:

•
the competitiveness and appropriateness of executive compensation programs;
•
annual total direct compensation for the President & Chief Executive Officer and the Executive Leadership Team;
•
governance of executive compensation; and
•
the HRC Committee's mandate and related Board committee processes.

While the HRC Committee considers the information and recommendations Mercer provides, it has full responsibility for its own decisions, which may reflect other factors and considerations.

The HRC Committee chair reviews and approves the terms of engagement with Mercer every year. The terms specify the work to be done in the year, Mercer's responsibilities and its fees. Management can also retain Mercer on compensation matters from time to time or for prescribed compensation services. The chair of the HRC Committee must, however, approve all services that are not standard in nature, taking into account whether or not the work would compromise Mercer's independence.

Management and the HRC Committee engaged Mercer in 2014 to provide analysis and advice on various compensation matters. The following table provides a breakdown of services provided and fees paid to Mercer and its affiliates by Enbridge and its affiliates in 2014 and 2013:

Nature of work	Approximate fees 2014 ($)	Approximate fees 2013 ($)

Executive Compensation Related Fees[1]	318,648	285,046

All other Fees[2]	3,900,098	3,787,137

Total	4,218,746	4,072,183

1.
Includes all fees related to executive compensation associated with the President & Chief Executive Officer and the Executive Leadership Team.
2.
Includes fees paid for other compensation matters that apply to Enbridge as a whole, such as pension actuarial valuations, renewal and pricing of benefit plans, evaluation of geographic market differences and regulatory proceedings support. Also includes non-compensation risk brokerage service fees ($1,903,343 in 2014 and $1,902,577 in 2013) paid to Marsh Inc., a Mercer affiliate, for services provided to our operating affiliates.

Compensation services received by Enbridge from Advisors are not sole sourced from one provider; each situation and need is assessed independently, and other providers are used depending on the nature of the service required, and the qualifications of the provider. In 2014, Enbridge did not engage the services of other compensation consultants.

50      ENBRIDGE INC.

Annual decision making process

The HRC Committee reviews and approves the compensation plans and pay levels for all the named executives except the President & Chief Executive Officer. The HRC Committee reviews and recommends the compensation plans and pay level for the President & Chief Executive Officer to the Board.

The table below shows the process by which compensation decisions are made.

Benchmarking to peers

As the responsibilities of Enbridge's named executive officers are North American in scope, equally-weighted Canadian and US peer groups are determined and used for executive compensation benchmarking.

Peer group determination

The peer group for 2014 remains unchanged from 2013. Enbridge's peer group is reviewed annually, and was last revised in 2012. Enbridge's peer group was developed based on an initial selection of companies of similar size (between 50% and 200% of enterprise value), with additions or deletions to best reflect the organizations with which Enbridge competes for customers, capital (including risk profile) and executive talent.

The Canadian peer companies identified include a broader range of industries than the US peers, including large pipeline, energy, utility and railway companies that are similar to Enbridge in size, based on enterprise value and revenues, and in risk profile. Together, they reflect the Canadian business environment in which Enbridge operates.

Since the US energy sector is much larger and has more depth than Canada's, the US peer companies identified are from a narrower range of industries, more similar to Enbridge, and include mainly oil and gas pipelines and utilities.

2015 Management information circular      51

2014 peer group

While enterprise value is used as a primary peer group selection criteria with respect to company size (as a proxy for business complexity), other size metrics are also important. The 2014 peer group, and how Enbridge compares in terms of size, as of December 31, 2014 (unless otherwise noted), is as follows:

Canadian Peer Group

	Enterprise value (CA$ millions)	Revenue (CA$ millions)		Assets (CA$ millions)		Employees[1]	Market capitalization (CA$ millions)

How Enbridge compares	Above 75th percentile	Above 75th percentile		Above 75th percentile		Between 50th and 75th percentile	Above 75th percentile

Enbridge Inc.	95,776	37,396		72,857		9,098	50,898

Canadian National Railway Company	72,662	12,134		32,177		23,721	64,768

TransCanada Corporation	71,789	10,234		58,947		5,551	40,465

Suncor Energy Inc.	61,122	39,862		79,671		13,946	53,288

Canadian Natural Resources Ltd.	52,866	18,426	[2]	59,016	[2]	6,621	39,218

Imperial Oil Ltd.	49,313	35,404		40,830		5,300	42,422

Canadian Pacific Railway Ltd.	42,732	6,620		16,954		14,977	37,165

Husky Energy Inc.	31,612	24,166		38,848		5,479	27,053

Cenovus Energy Inc.	22,245	19,642		24,828		3,544	18,148

Talisman Energy Inc.	14,054	5,139		20,072		2,809	9,391

Encana Corporation	13,119	8,209	[2]	23,842	[2]	3,303	11,984

1.
As of September 30, 2014.
2.
Based on the most recent publicly available information for a 12 month period.

US Peer Group

	Enterprise value (CA$ millions)[1]	Revenue (CA$ millions)[1]	Assets (CA$ millions)[1]	Employees[2]	Market capitalization (CA$ millions)[1]

How Enbridge compares	Above 75th percentile	Above 75th percentile	Between 50th and 75th percentile	Between 25th and 50th percentile	Between 50th and 75th percentile

Kinder Morgan, Inc.	153,435	18,767	96,518	11,075	104,310

Duke Energy Corporation	115,528	27,755	140,035	27,948	68,519

Enterprise Products Partners L.P.	100,600	55,628	49,775	6,685	78,787

Enbridge Inc.	95,776	37,396	72,857	9,098	50,898

Nextera Energy, Inc.	85,485	19,746	86,925	13,900	53,762

Dominion Resources, Inc.	82,676	14,427	63,025	14,500	52,100

The Southern Company	79,833	21,461	78,485	26,300	51,788

The Williams Companies, Inc.	77,048	8,860	58,658	4,909	38,945

Exelon Corporation	60,624	30,345	100,713	25,829	36,994

Energy Transfer Partners, L.P.	53,467	59,348	55,941	12,450	26,606

PPL Corporation	49,385	13,340	56,687	4,016	28,013

Sempra Energy	48,575	12,802	46,093	17,000	31,780

PG&E Corporation	47,445	19,826	71,784	21,166	29,394

Spectra Energy Corp.	43,370	6,848	39,490	5,800	28,257

Consolidated Edison, Inc.	36,689	14,954	51,402	14,648	22,428

Plains All American Pipeline, L.P.	32,082	50,423	25,819	4,900	22,116

1.
See page 85 for exchange rate used.
2.
As of September 30, 2014.

Setting compensation targets

For each of the named executives, total direct compensation targets are benchmarked against comparator companies in North America.

52      ENBRIDGE INC.

Enbridge generally targets overall total direct compensation at the median (including the CEO position), considering the skill, competency and experience of each senior executive. Executives who demonstrate superior performance and consistently achieve significant results have their total direct compensation aligned at a higher percentile. Some senior executive roles that have smaller scale or scope are benchmarked below median.

Compensation risk management

The HRC Committee oversees Enbridge's compensation programs from the perspective of whether such programs encourage individuals to take inappropriate or excessive risks that are reasonably likely to have a material adverse impact on Enbridge.

In 2014, Enbridge implemented a new comprehensive risk assessment process to assist the HRC Committee in evaluating compensation risk. The assessment covers program design, governance (oversight and decision-making), policy alignment and best practice incorporation. Mercer provided input into the design of the assessment tool, reviewed management's conclusions and provided their opinion to the HRC Committee in support of the conclusions reached by management.

Compensation risk mitigation practices

The company uses the following compensation practices to mitigate risk:

•
a pay for performance philosophy that is embedded into the compensation design;
•
a mix of pay programs benchmarked against a relevant peer group in terms of both relative proportion and prevalence;
•
a rigorous approach to goal setting and a process of establishing targets with multiple levels of performance, which mitigate excessive risk-taking that could harm Enbridge's value or reward poor judgment of executives;
•
compensation programs that include a combination of short-, medium- and long-term elements that ensure executives are incented to consider both the immediate and long-term implications of their decisions;
•
program provisions where executives are compensated for their short-term performance using a combination of safety, system reliability, environmental, financial and customer and employee metrics that ensure a balanced perspective and are a mix of both leading (proactive/preventative) and lagging (incident based) indicators;
•
performance thresholds that include both minimum and maximum payouts;
•
stock award programs that vest over multiple years and are aligned to overall corporate performance that drives superior value to shareholders;
•
share ownership guidelines that ensure executives have a meaningful equity stake in the company to align their interests with those of shareholders;
•
an anti-hedging policy to prevent activities that would weaken the intended pay-for-performance link and alignment with shareholder interests; and
•
an Incentive Compensation Clawback Policy that allows Enbridge to recoup over-payments made to executives in the event of fraudulent or willful misconduct.

The HRC Committee has considered the concept of risk as it relates to the compensation programs and has concluded that the programs do not encourage excessive or inappropriate risk taking, and that these programs are aligned with the long-term interests of shareholders.

2015 Management information circular      53

Operational risk management

The following chart outlines the key principles of Enbridge's Operational Risk Management (ORM) Plan, designed to address technical risk mitigation opportunities and position Enbridge as an industry leader with respect to safety and operational reliability.

The various facets of the ORM Plan are tied directly to the short-term incentive awards of every employee at Enbridge through the use of safety, system reliability/integrity, and environmental performance metrics that are applied to business unit scorecard results. See page 60 for examples of these metrics. In 2014, every employee was required to have safety objectives incorporated into their individual performance goals, with a minimum weighting of 10%.	Every Enbridge employee is required to have safety objectives incorporated into the individual performance goals tied to their short-term incentive.

All executives are expected to support the safety culture by conducting site visits at both field and office locations to discuss the importance of safety, make safety observations and solicit any safety concerns from employees and contractors. The Board of Directors firmly supports this activity and participates in site visits where directors have an opportunity to speak to employees directly to discuss safety processes and procedures and get their perspective on safety at Enbridge. There were over 135 executive/director site visits conducted in 2014.

Share ownership

Target share ownership is a multiple of base salary, depending on position level, and executives are required to meet and maintain the target within four years of being appointed to the position. Executives can acquire Enbridge common shares by participating in the employee savings plan, exercising stock options or by making personal investments in Enbridge common shares. Personal holdings, and Enbridge common shares held in the name of a spouse, dependent child or trust, all count toward meeting the guidelines. Performance stock units, restricted stock units and unexercised stock options do not count towards meeting the guidelines.

Target and actual share ownership as of December 31, 2014

Executive	Target ownership	Actual ownership	Meets requirements

Al Monaco	5x base salary	10x base salary	Yes

John K. Whelen	2x base salary	5x base salary	Yes

J. Richard Bird	2x base salary	22x base salary	Yes

D. Guy Jarvis	2x base salary	5x base salary	Yes

David T. Robottom	2x base salary	6x base salary	Yes

C. Gregory Harper[1]	2x base salary	<1x base salary	n/a

1.
Mr. Harper has until January 30, 2018 (four years from his date of appointment on January 30, 2014) to meet share ownership requirements.

Share ownership requirements are not required to be maintained after retirement or resignation.

54      ENBRIDGE INC.

Hedging policy

The insider trading and reporting guidelines, among other things, prohibit directors, officers and employees from purchasing financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held by the named executive officer, as such positions delink the intended alignment of employee and shareholder interests. The following activities are specifically prohibited:

•
any form of hedging activity;
•
any form of transaction involving stock options (other than exercising options in accordance with the plans);
•
any other form of derivative trading (including "puts" and "calls"); and
•
"short selling" (selling securities that he or she does not own).

Incentive Compensation Clawback Policy

The Incentive Compensation Clawback Policy allows Enbridge to recover, from current and former executives, certain incentive compensation amounts awarded or paid to such individuals if such individuals engaged in fraud or willful misconduct that led to inaccurate financial results reporting, regardless of whether such misconduct resulted in a restatement of all or a part of Enbridge's financial statements.

Assessing 2014 performance

Enbridge common shares closed at $59.74 on the TSX on December 31, 2014, resulting in a total shareholder return that outperformed the S&P/TSX Composite Index by over 20% in 2014. Over the past 10 years the total shareholder return has exceeded the S&P/TSX Composite Index by an average of 11% per year. Since Enbridge's inception as a publicly traded entity over 62 years ago, it has delivered an average annual total shareholder return of more than 15%, outperforming the TSX Composite Index by more than 6% over a similar timeframe.

Enbridge performance relative to S&P/TSX Composite Index As at December 31, 2014

Enbridge had a very successful year in 2014, continuing to build the company on a very solid foundation.

Critical areas of safety and operational reliability performance were advanced through the ORM Plan, which involves the ongoing maintenance and enhancement of pipelines and facilities. Enbridge's safety culture was strengthened with the publication of the Enbridge Safety Management System Framework, establishing a rigorous and shared standard – common across all operations and businesses – to effectively manage and mitigate the hazards associated with transporting, distributing and generating the energy society counts on.

Enbridge continued to build on its track record of good performance with adjusted EPS increasing by 6.7% in 2014 to $1.90 per common share.

In December 2014, Enbridge announced:

•
a 33% increase in the quarterly dividend, effective March 1, 2015;
•
a revised dividend payout policy range of 75% to 85% of adjusted earnings, up from 60% to 70% previously;
•
adjusted EPS guidance range for 2015 of $2.05 to $2.35 per share; and

2015 Management information circular      55

•
the plan to transfer Enbridge's Canadian liquids pipelines business and certain Canadian renewable energy assets to Enbridge Income Fund. Under the plan, approximately $17 billion of combined carrying value of assets would be transferred to the Fund by mid-2015. This plan remains subject to finalization of preliminary internal reorganization steps and a number of internal and external consents and approvals.

Enbridge continued to grow across all of its businesses and exited 2014 with a $44 billion capital investment growth program, including $34 billion in commercially secured projects through to 2018 and $10 billion in additional potential capital projects.

Growth projects include the completion in 2014 of the Seaway Crude Pipeline System Twinning and the Flanagan South Pipeline – two major components of the $5.4 billion Western Gulf Coast Access initiative. Taken together, the Western Gulf Coast Access initiative, Eastern Access program and Light Oil Market Access initiative are linking growing producing regions to markets and providing refineries in Canada and the U.S. with reliable North American crude oil. By the end of 2014, these initiatives had added 1.3 million barrels per day (bpd) of incremental market access capacity and are expected to add another 400,000 bpd by the end of 2015. These programs effectively respond to the needs of customers, as do the secured capital projects to expand the Alberta regional infrastructure and the Bakken infrastructure in North Dakota.

Major announcements for Enbridge's Liquids Pipeline business in 2014 include:

•
receiving approval from Canada's pipeline regulator, the National Energy Board, for the flow reversal and expansion of Line 9B between Westover, Ontario and Montreal, Quebec;
•
undertaking the $7.5-billion Line 3 Replacement (L3R) Program – the largest project in Enbridge history – which includes replacing the existing pipe with modern pipe materials utilizing modern construction methods. The L3R Program is targeted for completion in late 2017; and
•
obtaining Governor in Council approval for the Northern Gateway Project by the Canadian federal government, pursuant to the Joint Review Panel's recommendation in December 2013 that the project be approved, subject to 209 conditions.

Enbridge's other businesses had notable successes in 2014 as well:

•
making progress in executing the US$1.3 billion in commercially secured gas pipelines and processing initiatives;
•
Enbridge Gas Distribution is engaged in its $0.8 billion Greater Toronto Area (GTA) Project through which it is upgrading and expanding its systems to meet growing demand from residential, commercial, and industrial customers; and
•
growth in the renewable and alternative energy portfolio in 2014 including:
•
investing in the 110-MW Keechi Wind Project in Texas;
•
bringing the 300-MW Blackspring Ridge Windfarm in Alberta into service;
•
purchasing additional ownership stakes in the 300-MW Lac Alfred Wind Project and the 150-MW Massif du Sud Wind Project in Quebec; and
•
purchasing an 80% interest in a portfolio of two operating wind farms in the U.S. (the 203-MW Magic Valley 1 in Texas and the 202-MW Wildcat 1 in Indiana).

Enbridge also continued the execution of its sponsored vehicle strategy, with the transfer of a package of assets and interests to Enbridge Income Fund for proceeds of approximately $1.8 billion and a drop down of assets to Enbridge Energy Partners, L.P. for aggregate consideration of US$1 billion. These transactions create value for Enbridge by providing sources of low-cost funding for the enterprise-wide growth program and by maximizing the value of strong cash generating assets.

In 2014, Enbridge successfully onboarded more than 2,900 employees and contractors in Canada and the U.S. to support current and future growth. The enterprise-wide employee engagement score from the biannual 2014 Employee Perspectives Survey was 74%, exceeding the North American average (63%) and the North American energy sector average (61%). Enbridge also received recognition for corporate and social responsibility and sustainability practices, including being named one of the Global 100 Most Sustainable Large Corporations in the World and one of Canada's Top 100 Employers in 2014.

56      ENBRIDGE INC.

Short-term incentive performance multiplier

The calculation of short-term incentive awards is derived from three factors, one of which is corporate performance. The other two (business unit and individual performance) are described on pages 59 and 61.

For short-term incentive purposes, Enbridge's 2014 corporate performance was measured by adjusted EPS. This is a metric that focuses on the return to shareholders and is aligned with how investors and securities analysts assess Enbridge's performance on an annual basis. Adjusted EPS is reported regularly to the investor community and is also a metric that is understandable from an employee perspective.

The annual Board-approved budget establishes the target (1.0 multiplier) for this metric. The minimum (0.0) and maximum (2.0) multipliers were set using the bottom and top of the external guidance range that was publicly disclosed prior to the beginning of 2014. The adjusted EPS metric represents 25 – 60% of the named executives' short-term incentive awards.

2014 STIP corporate performance metric	Adjusted EPS guidance range[1]

Lower threshold	$1.84 (0.0x multiplier)

Target (midpoint)	$1.94 (1.0x multiplier)

Upper threshold	$2.04 (2.0x multiplier)

1.
Adjusted EPS between the thresholds in the table will result in a multiplier calculated on a linear basis.

Consistent with Enbridge's financial reporting and public disclosure of results, adjusted earnings excludes the impact of non-recurring and non-operating items. Approximately $420 million of net adjustments were made to arrive at adjusted earnings of $1,574 million, including adjustments for non-cash mark-to-market gains/(losses) on derivatives to hedge exposure to market price risks (foreign exchange, interest rates and commodity prices), and tax on intercompany gains and sales. For incentive compensation purposes, adjusted earnings also exclude the impact of certain long-term financing activities on earnings, bringing adjusted EPS to $1.91.

Before approving the 2014 corporate performance multiplier, the HRC Committee also considered Enbridge's performance compared to other companies in its performance peer group and companies in the TSX Composite index, as measured by dividend per share growth, total shareholder return and reward to risk over the past one, three, five and ten year periods. Enbridge's 2014 performance on all of the key performance indicators remained at or near the top quartile. After thoroughly reviewing corporate, business unit and individual performance, the HRC Committee was comfortable that the recommended short-term incentive awards appropriately reflected the results achieved and did not exercise its discretion to adjust the awards from what was presented for approval.

Based on the 2014 adjusted EPS measure of $1.91 for incentive compensation purposes, the resulting corporate short-term incentive performance multiplier is 0.70.

Use of discretion

The President & Chief Executive Officer can recommend an adjustment up or down to the calculated short-term incentive award for his direct reports when he feels it is appropriate, to reflect extraordinary events and other factors not contemplated in the original measures or targets. The HRC Committee must consider and, if appropriate, approve the President & Chief Executive Officer's recommendations.

The HRC Committee can adjust the calculated short-term incentive award for the President & Chief Executive Officer up or down at its discretion. It can also change or waive the eligibility criteria, performance measures and scorecards, and the target and maximum award levels when it believes it is reasonable to do so, considering matters such as key performance indicators and the business environment in which the performance was achieved. The Board must approve the HRC Committee's recommendations.

Executive compensation design & 2014 decisions

Enbridge's executive compensation program is made up of six components.

2015 Management information circular      57

Base salary

On April 1, 2014, Messrs. Bird and Whelen received base salary increases of 3.8% to maintain their competitive position within the market. A larger increase was awarded to Messrs. Monaco and Robottom (10% and 6%, respectively) to better align their positioning relative to the competitive market.

Mr. Whelen received an additional base salary increase of 8% effective July 1, 2014 upon his appointment to Senior Vice President, Finance and a further increase of 22.5% effective October 15, 2014 upon his appointment to Executive Vice President & Chief Financial Officer.

Mr. Jarvis received a base salary increase of 25% on March 1, 2014 when he was promoted to President, Liquids Pipelines.

Upon hire, Mr. Harper's initial salary was US$400,000; this was increased by 3.5% to US$414,000 effective April 1, 2014 to maintain his position relative to the competitive market.

Base Salary (as of December 31)

Executive	2014 base salary ($)	Increase from 2013 (%)	2013 base salary ($)

Al Monaco	1,144,000	10.0%	1,040,000

John K. Whelen	500,000	37.4%	364,000

J. Richard Bird	782,700	3.8%	754,000

D. Guy Jarvis	530,000	25.0%	424,000

David T. Robottom	522,700	6.0%	493,100

C. Gregory Harper[1]	480,281	n/a	n/a

1.
Mr. Harper's salary as of December 31, 2014 was US$414,000. See page 85 for details on exchange rate used.

Short-term incentive

Each executive's target award and payout range reflect the level of responsibility associated with their role, as well as competitive practice, and is established as a percentage of base salary.

It is critically important to ensure all Enbridge executives are incented to achieve not only financial results but also operational results in the areas of safety and environmental performance, as well as customer, employee and other stakeholder based measures. For this reason, the short-term incentive awards are paid based on performance against a combination of corporate, business unit and individual goals that are set at the beginning of the year. For those executives who have primary responsibility for overall corporate performance, the corporate performance metrics are given more weight. Business unit performance metrics are given the most weight for executives with primary responsibility within an operating business unit.

58      ENBRIDGE INC.

Short-term incentive targets (as of December 31, 2014)

	Target award	Payout range	Performance measures/weightings
Executive	(as a % of base salary)		Corporate	Business unit	Individual

Al Monaco	100%	0 – 200%	60%	20%	20%

John K. Whelen[1]	65%	0 – 130%	60%	20%	20%

J. Richard Bird	65%	0 – 130%	60%	20%	20%

D. Guy Jarvis[1]	65%	0 – 130%	25%	50%	25%

David T. Robottom	60%	0 – 120%	60%	20%	20%

C. Gregory Harper	60%	0 – 120%	25%	50%	25%

1.
Following their promotion in 2014, Mr. Whelen's short-term incentive target increased from 40% to 65% and Mr. Jarvis' short-term incentive target increased from 60% to 65% of base salary.

The awards are calculated using an actual performance multiplier that ranges anywhere between 0.0 and 2.0, depending on whether the combination of goals has been met.

2014 short-term incentive results

In early 2015, the HRC Committee determined awards for the named executives under the short-term incentive plan of $3,345,987 including $1,228,660 to the President & Chief Executive Officer.

Corporate performance

Enbridge's 2014 corporate performance was measured using adjusted EPS. This component represents between 25-60% of the named executives' short-term incentive award. See page 57 for a summary of corporate performance and results.

The 2014 performance multiplier for the corporate component was 0.70 out of 2.00.

Business unit performance

Business unit performance is assessed relative to a scorecard of metrics and targets established by each business leader and their senior management teams at the start of the year. Scorecard targets are approved and results are reviewed by an evaluation committee, comprised of members of the Executive Leadership Team and other executives representing specific functional disciplines. The President & Chief Executive Officer reviews all business unit results, which are then recommended to the HRC Committee for approval.

The makeup of scorecards will vary by business unit, but will include a range of metrics including:

2015 Management information circular      59

The following table provides examples of the types of metrics that are used in the scorecards of the various business units.

Performance Area	Metric

• number of safety observations recorded by employees
Operational		• % improvement in system leak detection sensitivity and reliability
(Safety, System	Proactive / preventative	• number of system inspections
Integrity &		• number of action items closed resulting from process safety management audits
Environmental		• governance, compliance and ethics initiatives
Performance)		• Environment, Health & Safety Training course completion

• number of releases
	Incident based	• frequency of process safety incident
• total recordable injury frequency (employee and contractor)
• number of action items closed from incident investigations

Financial		• adjusted earnings
• cost containment
• distributable cash flow

Commercial		• newly secured business
• re-contracting of joint-venture assets
• Customer Relationship Management System implementation
• Stakeholder Alignment Management System implementation

Employee focused		• employee retention
• % of employees having career conversations

The relevant business unit metrics and associated performance multipliers used for each named executive in 2014 are summarized below:

Executive	Relevant Metrics	Performance Multiplier (0.0 - 2.0)

Al Monaco	Composite measure • non-financial operating measures for the combined enterprise	1.37

John K. Whelen	Corporate Office • non-financial operating measures for the combined enterprise • financial (corporate costs) • corporate office safety performance • safety measures for the combined enterprise • employee retention	1.68

J. Richard Bird	Corporate Office (80%) • non-financial operating measures for the combined enterprise • financial (corporate costs) • corporate office safety performance • safety measures for the combined enterprise • employee retention	1.68

	Green Energy, International and Energy Marketing (20%) • financial and operating measures for the Green Energy, International and Energy Marketing business units	1.33

D. Guy Jarvis	Liquids Pipelines • financial, commercial and operating measures for the Liquids Pipelines business unit	1.51

David T. Robottom	Corporate Office • non-financial operating measures for the combined enterprise • financial (corporate costs) • corporate office safety performance • safety measures for the combined enterprise • employee retention	1.68

C. Gregory Harper	Gas Pipelines & Processing (50%) • financial, operating and commercial measures for the Gas Pipelines & Processing business unit	1.61

	Midcoast Energy Partners (50%) • financial, operating, commercial and safety measures for the Midcoast Operating business unit • employee engagement	0.86

60      ENBRIDGE INC.

Individual performance

In consultation with Mr. David A. Arledge, Chair, Board of Directors, and Ms. Catherine L. Williams, Chair, HRC Committee, the President & Chief Executive Officer established his individual 2014 objectives at the start of the year, taking into consideration the company's financial and strategic priorities. The President & Chief Executive Officer's objectives were provided to all of the Board members.

The President & Chief Executive Officer established individual objectives with the other members of the Executive Leadership Team for 2014 at the start of the year, basing them on strategic and operational priorities related to their portfolios and other factors.

The discussion of each named executive's individual and business unit performances starts on page 71.

2014 short-term incentive calculations

The table below details each named executive's overall performance multiplier for 2014:

Short-term incentive performance multipliers

	A – Corporate performance					B – Business unit performance					C – Individual performance					A+B+C1

	Wt.	×	Mult.	=	Total A	Wt.	×	Mult.	=	Total B	Wt.	×	Mult.	=	Total C	Overall Total

Al Monaco	60%		0.70		0.42	20%		1.37		0.27	20%		1.90		0.38	1.07

John K. Whelen	60%		0.70		0.42	20%		1.68		0.34	20%		1.60		0.32	1.08

J. Richard Bird	60%		0.70		0.42	20%		1.61		0.32	20%		1.85		0.37	1.11

D. Guy Jarvis	25%		0.70		0.18	50%		1.51		0.76	25%		1.75		0.44	1.37

David T. Robottom	60%		0.70		0.42	20%		1.68		0.34	20%		1.65		0.33	1.09

C. Gregory Harper	25%		0.70		0.18	50%		1.24		0.62	25%		1.60		0.40	1.19

1.
Differences between calculated multipliers and overall multipliers due to rounding.

Each named executive officer's calculated short-term incentive award, as well as the actual award, is as follows:

Short-term incentive award calculations

	Base salary at Dec. 31, 2014 ($)	×	Short-term incentive target (%)	×	Overall multiplier	=	Calculated award[1] ($)	Actual award[1] ($)

Al Monaco	1,144,000		100%		1.07		1,224,080	1,228,660

John K. Whelen[2]	500,000		65%		1.08		351,000	243,943

J. Richard Bird[3]	782,700		65%		1.11		564,718	765,736

D. Guy Jarvis[4]	530,000		65%		1.37		471,965	465,248

David T. Robottom	522,700		60%		1.09		341,846	340,591

C. Gregory Harper[2]	480,281		60%		1.19		342,921	301,809

1.
Differences between calculated awards and actual awards due to proration of short-term incentive targets throughout the year, discretionary adjustments and/or rounding.
2.
Mr. Whelen's short-term incentive target changed from 40% to 65% on October 15, 2014 resulting in a difference between calculated and actual awards.
3.
Mr. Bird received an additional $200,000 discretionary adjustment for his leadership in the drop down of Liquids Pipelines assets into Enbridge Income Fund and the significant value contribution it represents to shareholders.
4.
Mr. Jarvis' short-term incentive target changed from 60% to 65% on March 1, 2014 resulting in a difference between calculated and actual awards.
5.
Mr. Harper's calculated and actual awards were US$295,596 and US$273,254, respectively, with the actual award prorated to reflect 11.0 months of service in 2014. See page 85 for details on exchange rate used.

Medium- and long-term incentives

Enbridge's medium- and long-term incentives for executives include three plans: the performance stock unit plan, the performance stock option plan and the incentive stock option plan. With the exception of performance stock options which are granted infrequently (usually every five years in August), medium-and long-term incentives are granted annually early in the year.

2015 Management information circular      61

The three plans that apply to executives all have different terms, vesting conditions and performance criteria. This mitigates the risk that executives produce only short-term results for individual profit. This approach also benefits shareholders and helps to maximize the ongoing retention value of the medium-and long-term incentives granted to executives.

The table below outlines the three medium- and long-term plans.

	Performance stock units	Performance stock options	Incentive stock options

Term	Three years	Eight years	Ten years

Description	Phantom Enbridge common shares with performance conditions that affect payout	Options to acquire Enbridge common shares (once performance conditions met)	Options to acquire Enbridge common shares

Frequency	Granted every year	Granted approximately every five years	Granted every year

Performance Conditions	• Enbridge EPS relative to a target set at the start of the term (50%) • Enbridge P/E performance relative to peers (50%)	• Three share price hurdles that must be met within a defined time period • Performance vesting weighted at 40%/40%/20%	n/a

Vesting	Units mature in full after three years	Options vest 20% per year over five years, starting on the first anniversary of the grant date. Both time and performance conditions must be met for vesting to occur	Options vest at 25% per year over four years, starting on the first anniversary of the grant date

Payout	Paid out in cash at the end of three years based on: • the market value of an Enbridge common share at the end of three years and • the performance conditions	Participant acquires Enbridge common shares at the exercise price defined at the time of grant (fair market value)	Participant acquires Enbridge common shares at the exercise price defined at the time of grant (fair market value)

The table below shows the target medium- and long-term incentive awards for each named executive, as well as the amount each plan contributes to that total, in each case as a percentage of base salary.

Medium- & long-term incentive targets (as of December 31, 2014)

	Target medium- and long-term incentive (as % of base salary)	Annual grant breakdown (as % of base salary)

		Performance stock units	Performance stock options[1]	Incentive stock options

Al Monaco	330%	115.0%	100.0%	115.0%

John K. Whelen[2]	225%	78.8%	67.5%	78.8%

J. Richard Bird	250%	87.5%	75.0%	87.5%

D. Guy Jarvis[2]	225%	78.8%	67.5%	78.8%

David T. Robottom	200%	70.0%	60.0%	70.0%

C. Gregory Harper	200%	70.0%	60.0%	70.0%

1.
Performance stock options are granted approximately once every five years, and they are intended to cover a five year period. The above table displays the intended annualized value. The last regular performance stock option grant was in 2012, which was intended to provide annual value over the period from 2012 – 2016; however, Mr. Harper was provided an initial grant of performance stock options upon his hire in 2014. For further details, see page 66.
2.
Following their promotions in 2014, Mr. Whelen's medium- and long-term incentive target increased from 85% to 225% while Mr. Jarvis' medium- and long-term incentive target increased from 200% to 225% of base salary.

Medium- and long-term incentive grants are determined as follows:

62      ENBRIDGE INC.

Performance stock units

Performance stock units give executives the opportunity to earn up to two times the value of their units when such units mature after three years, by achieving certain performance measures. Performance stock units are granted annually, near the beginning of the year.

Two performance measures are currently used, each weighted at 50%:

•
EPS: This measure represents a commitment to Enbridge shareholders to achieve adjusted earnings that meet or exceed the average industry growth rates projected at the time of grant.
•
P/E ratio: Enbridge uses this measure because it is a strong reflection of how shareholders view its stock and growth potential relative to its peers. For this measure, Enbridge compares itself against the following group of companies, chosen because they are all capital market competitors with a similar risk profile, operating in a comparable industry sector.

Performance comparator group: P/E ratio

Ameren Corporation	OGE Energy Corp.
Canadian Utilities Limited	ONEOK, Inc.
Centerpoint Energy, Inc.	PG&E Corporation
Emera Incorporated	Sempra Energy
Fortis Inc.	Spectra Energy Corp.
National Fuel Gas Company	TransAlta Corporation
NiSource Inc.	TransCanada Corporation

Payout is determined at the end of the three year term using an actual performance multiplier that ranges anywhere from 0.0 to 2.0 depending on whether the performance conditions are met. The final Enbridge share price at the end of the term is the weighted average trading price of an Enbridge common share on the TSX or NYSE for the last 20 days before the end of the term.

2014 performance stock unit grant

Effective January 1, 2014, the following performance stock units were granted to the named executives.

	A Performance stock units granted (#)	B Value (A × $44.30)[1] ($)	C Salary on Dec. 31, 2013 ($)	(B/C) Value (%)

Al Monaco	28,200	1,249,260	1,040,000	120%

John K. Whelen	5,750	254,725	364,000	70%

J. Richard Bird	15,000	664,500	754,000	88%

D. Guy Jarvis[2]	11,050	489,515	424,000	115%

David T. Robottom	7,800	345,540	493,100	70%

C. Gregory Harper[3]	6,700	296,719	n/a	n/a

1.
Grant date value in CA$.
2.
Mr. Jarvis received an additional 4,350 performance stock units in 2014 to compensate for his 2012 performance stock options, covering the period from 2012-2016, being delivered at a lower target than his 2014 target.
3.
Mr. Harper was granted US$ denominated performance stock units in 2014, valued at grant of US$41.65 per unit for a total value of US$279,055. Based on his salary of US$400,000 as of the date of grant this translates into a value of 70%. See page 85 for details on exchange rate used.

2015 Management information circular      63

2014 restricted stock unit grant

In addition to the above, Mr. Harper was granted US$ denominated non-performance-based restricted stock units upon his hire in January 2014 to partially replace the value of incentives forfeited at another company when he joined Enbridge.

Restricted stock units are similar to performance stock units except they do not contain a performance multiplier and vest after 35 months instead of 36 months.

	A Restricted stock units granted (#)	B Value (A × $44.30)[1] ($)

C. Gregory Harper[2]	12,400	549,152

1.
Grant date value in CA$.
2.
Restricted stock units were valued at US$41.65 per unit or US$516,460 total at grant. See page 85 for details on exchange rate used.

2012 performance stock unit payout

The performance stock units granted in 2012 matured on December 31, 2014 and both performance targets were exceeded. The performance multiplier of 1.88 was calculated based on:

Measure	Adjusted EPS	Relative P/E	Combined multiplier (50/50 weighting)

Lower threshold	$1.62	Below 50th percentile

Target (midpoint)	$1.76	Between 50th – 75th percentile

Upper threshold	$1.97	Above 75th percentile

Actual	$1.91	89th percentile

Performance multiplier	1.75 out of 2.0	2.0 out of 2.0	1.88 out of 2.0

This resulted in the following payouts for the named executives in early 2015:

	Performance stock units granted (#)	+	Notionally reinvested dividends (#)	=	Total performance stock units (#)	x	Performance multiplier	x	Final share price ($)	=	Payout ($)

Al Monaco	21,200		1,855.09		23,055.09		1.88		56.71		2,458,014

John K. Whelen	5,500		481.27		5,981.27		1.88		56.71		637,692

J. Richard Bird	16,100		1,408.82		17,508.82		1.88		56.71		1,866,700

D. Guy Jarvis	5,700		498.78		6,198.78		1.88		56.71		660,881

David T. Robottom	8,600		752.54		9,352.54		1.88		56.71		997,119

C. Gregory Harper	–		–		–		n/a		n/a		n/a

Performance stock options

Performance stock options are granted approximately once every five years and provide executives the opportunity to buy Enbridge common shares at the exercise price specified at the time of the grant, as long as share price hurdles are met by a certain date. Hurdles are set before the performance stock options are granted, and are based on growth rates that represent exceptional (top quartile) performance and historical P/E ratio information for the industry.

64      ENBRIDGE INC.

2012 performance stock option grant

In August 2012, the named executives received performance stock options intended to cover the period of 2012 – 2016, summarized in the table below.

	A Stock options granted (#)	B Value (A × $4.25)[1] ($)	C Value (B / salary on grant date) (%)	D Years (#)	(B/D) Annualized Value[2] ($)	(C/D) Annualized Value (%)

Al Monaco	1,058,800	4,499,900	562%	5	899,980	112%

John K. Whelen	–	n/a	n/a	n/a	n/a	n/a

J. Richard Bird	591,200	2,512,600	347%	5	502,520	69%

D. Guy Jarvis	169,400	719,950	180%	5	143,990	36%

David T. Robottom	325,300	1,382,525	300%	5	276,505	60%

C. Gregory Harper[3]	–	n/a	n/a	n/a	n/a	n/a

1.
Grant date value in CA$.
2.
Grant date value in CA$. This represents the intended annualized value of the award over the applicable 5-year period from 2012 – 2016.
3.
Mr. Harper was not yet hired during the 2012 performance stock option grant.

The 2012 performance stock options had a grant price of $39.34. The vesting of performance stock options is contingent on both time and performance vesting provisions. Performance stock options vest in equal annual installments over five years, subject to share price hurdles ($48, $53 and $58 for the 2012 grant) being achieved. The weighted average trading price over a period of 20 consecutive trading days must exceed the share price hurdles in order for the performance condition to be met.

For clarity, the following table further describes the vesting provisions and performance criteria of the 2012 performance stock option grant. The percentage exercisable is the Percentage Performance Vested multiplied by the Percentage Time Vested:

Performance stock option vesting percentages

Share price[1]:	Year 1 (20% time vested)	Year 2 (40% time vested)	Year 3 (60% time vested)	Year 4 (80% time vested)	Year 5 (100% time vested)

Less than $48 (0% performance vested)	0%	0%	0%	0%	0%

Greater than $48 but less than $53 (40% performance vested)	8%	16%	24%	32%	40%

Greater than $53 but less than $58 (80% performance vested)	16%	32%	48%	64%	80%

Greater than $58 (100% performance vested)	20%	40%	60%	80%	100%

1.
The weighted average trading price over a period of 20 consecutive trading days. The grant price was $39.34.

Performance stock option value attribution

	Year 1	Year 2	Year 3	Year 4	Year 5

Summary compensation table reflection (full recognition in year of grant)	100% of grant value	0% of grant value	0% of grant value	0% of grant value	0% of grant value

Intended annual value[1]	20% of grant value	20% of grant value	20% of grant value	20% of grant value	20% of grant value

1.
Value provided equally over a five year period.

The $48 and $53 share price hurdles from the 2012 grant were both met in 2014. As of December 31, 2014, 32% of the 2012 grant was exercisable.

2015 Management information circular      65

2014 performance stock option grant

Mr. Harper was granted an initial award of performance stock options in February 2014 in conjunction with his employment with Enbridge. This is part of his regular long-term incentive compensation. This grant was intended to cover the period from 2014 – 2016, and was denominated in CA$.

	A Stock options granted (#)	B Value (A × $5.77)[1] ($)	C Value (B / salary on grant date) (%)	D Years (#)	(B/D) Annualized Value[2] ($)	(C/D) Annualized Value (%)

C. Gregory Harper	138,080	796,722	180%	3	265,574	60%

1.
Grant date value in CA$. This represents the full value of the award, intended to provide compensation over the applicable 3-year period from 2014 – 2016.
2.
Grant date value in CA$. This represents the intended annualized value of the award over the applicable 3-year period from 2014 – 2016.

Consistent with the 2012 performance stock option grant, Mr. Harper's 2014 performance stock options are contingent on both time and performance vesting provisions. However, Mr. Harper's options vest in equal annual installments over four years (instead of five), and are subject to share price hurdles of $53 and $58 (instead of $48, $53 and $58) being achieved. The performance stock option had a grant price of $48.81.

For clarity, the following table further describes the vesting provisions and performance criteria of Mr. Harper's 2014 performance stock option grant. The percentage exercisable is the Percentage Performance Vested multiplied by the Percentage Time Vested:

Performance stock option vesting percentages

Share price[1]:	Year 1 (25% time vested)	Year 2 (50% time vested)	Year 3 (75% time vested)	Year 4 (100% time vested)

Less than $53 (0% performance vested)	0%	0%	0%	0%

Greater than $53 but less than $58 (60% performance vested)	15%	30%	45%	60%

Greater than $58 (100% performance vested)	25%	50%	75%	100%

1.
The weighted average trading price over a period of 20 consecutive trading days. The grant price was $48.81.

Performance stock option value attribution

	Year 1	Year 2	Year 3	Year 4

Summary compensation table reflection (full recognition in year of grant)	100% of grant value	0% of grant value	0% of grant value	0% of grant value

Intended annual value[1]	33% of grant value	33% of grant value	34% of grant value	0% of grant value

1.
Total grant value is intended to cover a three-year period.

The $53 share price hurdle from Mr. Harper's 2014 grant was met in 2014, but since the first time vesting requirement had not yet been met, none of the grant was vested or exercisable as of December 31, 2014.

There were no other performance stock option grants in 2014 as the 2012 grant is intended to provide annual value over the period from 2012 – 2016. Mr. Whelen also became eligible for performance stock options on October 15, 2014 but by that time, only one performance hurdle remained to be met. Mr. Whelen will instead receive additional consideration for his 2015 performance stock units and incentive stock option grants.

66      ENBRIDGE INC.

Incentive stock options

Incentive stock options provide executives the option to buy Enbridge common shares at some point in the future at the exercise price defined at the time of grant.

Incentive stock options are typically granted in February of each year to both Canadian and US members of senior management who are eligible to participate in the incentive stock option plan. Options granted to US employees can either be qualified or non-qualified, as defined by the US Internal Revenue Code.

Incentive stock options vest in equal installments over a four-year period. The maximum term of a stock option is ten years, but the term can be reduced if the executive leaves Enbridge. Please see page 83 for further details.

The exercise price of an incentive stock option is the weighted average trading price of an Enbridge common share on the listed exchange for the last five trading days before the grant date. If the grant date is during a trading blackout period, the grant date will be adjusted to no earlier than the sixth trading day after the trading blackout period ends. Stock options are never backdated or re-priced.

Incentive stock options may be granted to executives when they join Enbridge, normally effective on the executive's date of hire. If the hire date falls within a blackout period, the grant is delayed until after the end of the blackout period.

2014 incentive stock option grant

The table below shows the incentive stock options granted to each of the named executives in March 2014.

	A Stock options granted (#)	B Value (A × $6.03)[1] ($)	C December 31, 2013 salary ($)	(B/C) Value (%)

Al Monaco	199,000	1,199,970	1,040,000	115%

John K. Whelen[2]	92,700	558,981	364,000	154%

J. Richard Bird	140,000	844,200	754,000	112%

D. Guy Jarvis[3]	78,350	472,451	424,000	111%

David T. Robottom	55,050	331,952	493,100	67%

C. Gregory Harper[4]	34,650	255,928	n/a	n/a

1.
Grant date value in CA$.
2.
Prior to becoming CFO in October 2014, Mr. Whelen was ineligible for performance stock options and received long-term incentives (at a lower overall target) in incentive stock options and performance share units only.
3.
Mr. Jarvis received an additional 31,000 incentive stock options in 2014 to compensate for his 2012 performance stock options, covering the period from 2012-2016, being delivered at a lower target than his 2014 target.
4.
Mr. Harper was granted US$ denominated incentive stock options in 2014, valued at grant of US$6.68 per option for a total value of US$231,462. Based on his salary of US$400,000 as of the date of grant this translates into a value of 58%. See page 85 for details on exchange rate used.

Retirement benefits

As of January 1, 2000 (or the time of hire or promotion to a senior management position if after that date) the named executives joined the senior management pension plan, which is a non-contributory defined benefit plan that provides a market-competitive retirement income to all senior management employees. Before becoming members of this plan, certain named executives participated in a non-contributory defined benefit or defined contribution pension plan.

2015 Management information circular      67

Defined benefit plan

The following graphic shows how the retirement benefit payable under the defined benefit pension plan applicable to the named executives is calculated:

Some key terms of the defined benefit plan:

•
Retirement age: Executives can retire with an unreduced pension at age 60, or as early as age 55 if they have 30 years of service. If they have less than 30 years of service, they can still retire as early as age 55, but their retirement benefit is reduced by 3% per year before age 60;
•
Adjustment for inflation: Retirement benefits are indexed at 50% of the annual increase in the consumer price index;
•
Survivor benefits: The pension is payable for the life of the member. If the member is single at retirement, 15 years of pension payments are guaranteed. If the member is married at retirement and dies before their spouse, 60% of the pension will continue to be paid to the spouse for his/her lifetime; and
•
Flexibility: To attract and retain executives, additional years of credited service or higher pension accruals can be negotiated, subject to approval by the HRC Committee.

2014 summary of defined benefits

The following table outlines estimated annual retirement benefits, accrued pension obligations and compensatory and non-compensatory changes for the named executives under the defined benefit pension plans. All information is based on the assumptions and methods used for the purposes of reporting the company's financial statements and which are described in the company's financial statements.

		Annual benefits payable		A Accrued obligation at	B Compensatory	C Non- compensatory	A+B+C Accrued obligation at
	Credited service	Year end ($)	Age 65 ($)	January 1, 2014 ($)	change[1] ($)	change[2] ($)	December 31, 2014 ($)

Al Monaco[3]	16.08	494,000	923,000	8,097,000	1,028,000	2,334,000	11,459,000

John K. Whelen	17.16	159,000	336,000	2,092,000	1,208,000	721,000	4,021,000

J. Richard Bird[4]	19.92	549,000	549,000	8,215,000	348,000	924,000	9,487,000

D. Guy Jarvis	14.50	163,000	397,000	2,251,000	749,000	904,000	3,904,000

David T. Robottom[5]	8.58	235,000	339,000	3,223,000	505,000	615,000	4,343,000

C. Gregory Harper[6]	0.92	9,000	181,000	–	160,000	48,000	208,000

1.
The components of compensatory change are current service cost including special arrangements, if any, and the difference between actual and estimated pensionable earnings.
2.
The non-compensatory change includes interest on the accrued obligation at the start of the year, changes in actuarial assumptions and other experience gains and losses not related to compensation.
3.
Mr. Monaco participated in the defined benefit pension plan for 1.08 years and in the defined contribution pension plan for 3.00 years prior to January 1, 2000. Mr. Monaco's retirement benefit is calculated using a 2.5% accrual rate for each year of credited service between 2008 and 2013. The higher accrual rate is equivalent to approximately 1.50 years of credited service. Upon Mr. Monaco's appointment to President & Chief Executive Officer, a cap to the annual pension payable of $1,750,000 was implemented.
4.
Mr. Bird's retirement benefit is calculated using a 2.0% accrual rate from his date of employment until December 31, 1999 and 3.26% for each year of credited service from January 1, 2000 until March 31, 2009. The higher accrual rate is equivalent to approximately 7.1 years of credited service as of December 31, 2014. The final average earnings calculation for Mr. Bird will include bonuses for all service.
5.
Mr. Robottom's retirement benefit is calculated using a 4.0% accrual rate for each year of credited service from his date of employment. The higher accrual rate is equivalent to approximately 8.58 years of credited service as of December 31, 2014.
6.
See page 85 for details on the exchange rate used.

68      ENBRIDGE INC.

Defined contribution plan

The defined contribution pension plan is a non-contributory pension plan. The level of contribution varies, depending on age and years of service.

None of the named executives are currently participating in the defined contribution pension plan.

2014 contributions

Mr. Monaco and Mr. Whelen participated in the defined contribution plan from 1997 to 1999 inclusive. The values shown below reflect the 2014 year end market value of assets for Mr. Monaco's and Mr. Whelen's prior participation in the defined contribution plan.

	Accumulated value at the start of the year ($)	Compensatory change[1] ($)	Accumulated value at the end of the year ($)

Al Monaco	47,185	–	52,231

John K. Whelen	53,438	–	57,944

1.
The compensatory change is equal to contributions made by the company during 2014.

Other retirement terms

•
short-term incentive awards are prorated for the period of active employment in the final year of employment;
•
unvested performance stock units are prorated for the period of active employment during the term of the grant. The units continue to mature according to the terms of the performance stock unit plan;
•
performance stock options are prorated for the period of active employment in the five-year period starting January 1 of the year of grant. Executives may exercise these options until the later of three years after retirement or 30 days after the date by which share price targets must be met (or up to the date the option expires, whichever is earlier), as long as the share price targets are met; and
•
unvested incentive stock options continue to vest according to the terms of the stock option plans. Executives may exercise these options up to three years after retirement, or up to the date the option expires (whichever is earlier).

Other Benefits

Enbridge's savings plan, perquisites and benefits plans are key elements of the total compensation package for its named executives.

Savings Plan

The savings plan encourages share ownership by matching employee Enbridge common share purchases of up to 2.5% of base salary (5% in the US). In Canada matching contributions are provided as flex credits which may be used to purchase additional benefits or taken as after tax cash; in the US, matching contributions are invested in the savings plan. The named executives participate in this plan along with all other employees.

Perquisites

The named executives receive an annual perquisite allowance to offset expenses related to their positions. This includes the cost of owning and operating a vehicle, parking and business clubs. These allowance levels are reviewed regularly for competitiveness. The named executives are also reimbursed for a portion of costs for personal financial planning.

2014 Perquisites

	Perquisite allowance	Financial planning reimbursement

Al Monaco	$49,500	50%, up to $10,000
John K. Whelen[1]	$23,205	50%, up to $5,000
J. Richard Bird	$35,000	50%, up to $5,000
D. Guy Jarvis	$35,000	50%, up to $5,000
David T. Robottom	$35,000	50%, up to $5,000
C. Gregory Harper[2]	$35,586	50%, up to $5,000

1.
Mr. Whelen's 2014 perquisite allowance was prorated based on his promotion effective October 15, 2014.
2.
Mr. Harper's 2014 perquisite allowance was prorated based on his hire date of January 30, 2014. He received a 2014 perquisite allowance of US$32,219. See page 85 for details on exchange rate used.

2015 Management information circular      69

Life and Health Benefits

Medical, dental, life insurance and disability insurance benefits are available to meet the specific needs of individuals and their families. The named executives participate in the same plan as all other employees. The plans are structured to provide minimum basic coverage with the option of enhanced coverage at a level that is competitive and affordable.

The HRC Committee reviews the retirement and other benefits regularly. These benefits are a key element of a total compensation package and are designed to be competitive and reasonably meet the needs of executives in their current roles.

Compensation changes in 2015

The HRC Committee reviews Enbridge's compensation philosophy and practices every year with assistance from Mercer to ensure they are appropriate, competitive and continuing to meet the intended goals. Based on the annual compensation benchmarking review for senior executive positions conducted by Mercer in the fall of 2014, there are no planned changes to compensation targets for 2015.

However, Enbridge will be introducing a new medium-term incentive plan tied to the equity of Midcoast Energy Partners, L.P., an indirect subsidiary that owns Enbridge's gas gathering and processing assets in the US. Mr. Harper is the only named executive who is a part of this subsidiary (as President) and who will participate in the new plan. He will continue to receive the majority of medium- and long-term incentives tied to the equity of Enbridge Inc. Mr. Harper's annualized long-term incentive target will remain at 200% of base salary, allocated as follows:

Further, the payout curve for the short-term incentive plan (applicable to all employees) was reviewed and revised for 2015 to reflect a 0.5 multiplier for threshold performance on the corporate (EPS) metric. This is in recognition that Enbridge's EPS range is narrower than its peers and will also better align to typical market practice.

As part of its ongoing assessment, Enbridge will continue to review compensation programs during the course of 2015. Any changes will be brought forward to the HRC Committee and the Board, as applicable, for decision. Any approved changes would come into effect in 2016 at the earliest.

Total direct compensation for named executives

The following profiles for each named executive provide:

•
a summary of the total direct compensation over the past three year period;
•
2014 actual pay mix;
•
2014 pay highlights;
•
a summary of the individual accomplishments in 2014; and
•
short-term incentive performance details.

The values provided in the named executives' profiles are taken from the Summary Compensation Table. Information on these values is provided in the notes to the Summary Compensation Table starting on page 78.

70      ENBRIDGE INC.

1.
Mr. Monaco was appointed President on February 27, 2012, and subsequently appointed President & Chief Executive Officer on October 1, 2012.
2.
Performance stock options are granted approximately once every five years, and are intended to provide compensation over the applicable period. The 2012 grant was intended to provide compensation for the period from 2012-2016. The annualized value of performance stock options is reflected in the 2014 Actual Pay Mix Chart. See page 65 for further details.

In 2014, Mr. Monaco:

•
guided execution of the key drivers underpinning the Company's Strategic Plan:
•
placing into service $10 billion of capital projects;
•
raising $9 billion of funding and maintaining the Company's strong financial position;
•
maintaining top talent and improving leadership skills;
•
delivered strong financial results and returns to shareholders with total shareholder return of 32%, exceeding Canadian peers (18%) and the TSX Index (11%);
•
extended and diversified the Company's earnings growth, by securing $8.5 billion in new projects and $0.9 billion of natural gas and renewable generation investments which supports extension and diversification of growth;
•
maintained the Company's strong focus on safety and operational reliability;
•
delivered critical new liquids pipelines market access solutions;
•
re-positioned the Company's Sponsored Vehicles:
•
significantly improved the relative equity valuation of Enbridge Energy Partners and Enbridge Income Fund;
•
completed two major drop downs totaling $2.8 billion, generating value for shareholders and releasing capital for redeployment;
•
championed development of a financial structure optimization plan that would further enhance the value of the Company's Strategic Plan and record capital program with the proposed drop down of Canadian Liquids Pipelines to Enbridge Income Fund and an increase in dividend payout policy range;
•
achieved regulatory approval, subject to conditions, of the Northern Gateway project;
•
completed a significant initiative to reposition the Enbridge brand;
•
demonstrated industry leadership in advancing public understanding and dialogue on the need for market access and the importance of energy to the North American economy and way of life;
•
worked with the Board of Directors on Board succession matters; and
•
developed and executed an executive leadership succession plan to ensure strong leadership over the next five years.

Short-term incentive performance details

Performance area	Metrics	Short-term incentive weightings	Multiplier

Corporate performance[1]	Adjusted EPS	60%	0.70

Business unit performance[2]	Non-financial operating measures for the combined enterprise	20%	1.37

Individual performance	Individual objectives set by the Board of Directors	20%	1.90

Overall performance	Combined weighted performance average	100%	1.07

1.
See page 57 for details.
2.
See page 60 for details.

2015 Management information circular      71

1.
Mr. Whelen was appointed Executive Vice President & Chief Financial Officer on October 15, 2014, succeeding Mr. Bird who held this role prior to that date. Effective October 15, 2014, Mr. Whelen's short-term incentive target increased from 40% to 65% and his medium- and long-term incentive target increased from 85% to 225%. See pages 59 and 62 for additional details.
2.
Performance stock options are granted approximately once every five years, and are intended to provide compensation over the applicable period. Mr. Whelen was not granted performance stock options therefore this was not included in the 2014 Actual Pay Mix Chart. See page 66 for further details.

In 2014, Mr. Whelen:

•
oversaw the preparation of the Enbridge Inc. financial statements and related disclosure documents and ensured all compliance requirements were met;
•
prepared and presented the consolidated 2014 Budget to the Board of Directors for approval, including earnings projections and identification of key assumptions and sensitivities;
•
delivered a comprehensive long-term financial forecast in support of the long-range strategic plan;
•
oversaw the management of $2 billion of pension fund investment;
•
provided counsel and advice for the Finance Renewal Project, the largest transformational process re-engineering and technical upgrade that Finance has undergone in a decade; and
•
successfully transitioned to the CFO role in October, 2014.

Short-term incentive performance details

Performance area	Metrics	Short-term incentive weightings	Multiplier

Corporate performance[1]	Adjusted EPS	60%	0.70

Business unit performance[2]	Corporate office:
	• non-financial operating measures for the combined enterprise
	• financial (corporate costs)
	• corporate office safety performance
	• safety measures for the combined enterprise
	• employee retention	20%	1.68

Individual performance	Individual objectives set with the President & CEO	20%	1.60

Overall performance	Combined weighted performance average	100%	1.08

1.
See page 57 for details.
2.
See page 60 for details.

72      ENBRIDGE INC.

1.
Mr. Bird was appointed Executive Vice President on October 15, 2014; prior to this date Mr. Bird held the position of Executive Vice President, Chief Financial Officer & Corporate Development.
2.
Performance stock options are granted approximately once every five years, and are intended to provide compensation over the applicable period. The 2012 grant was intended to provide compensation for the period from 2012-2016. The annualized value of performance stock options is reflected in the 2014 Actual Pay Mix Chart. See page 65 for further details.

In 2014, Mr. Bird provided executive leadership to the following activities:

•
successful issuance, on favourable terms of $6.7 billion of enterprise wide term debt, $1.4 billion of low cost preferred equity, $460 million of Enbridge common equity and $337 million of Enbridge Income Fund Holdings common equity, as well as expansion of available committed bank facilities by $0.5 billion;
•
successful completion of the restructuring of Enbridge Energy Partners' incentive distribution rights, the drop down of $1.8 billion of assets from Enbridge to Enbridge Income Fund and of $1.0 billion of assets to Enbridge Energy Partners L.P., providing low cost equity funding to Enbridge and enhancing its future funding flexibility;
•
design of a large scale drop down of Enbridge's Canadian Liquids Pipelines assets to Enbridge Income Fund, and review of its US Liquids Pipelines assets potential drop down to Enbridge Energy Partners, and associated revision of Enbridge's dividend payout policy; and
•
successful growth initiatives for Enbridge's renewable energy and energy services businesses.

Short-term incentive performance details

Performance area	Metrics	Short-term incentive weightings	Multiplier

Corporate performance[1]	Adjusted EPS	60%	0.70

Business unit performance[2]	Corporate office:
	• non-financial operating measures for the combined enterprise
	• financial (corporate costs)
	• corporate office safety performance
	• safety measures for the combined enterprise
	• employee retention	16%	1.68

	Green Energy, International and Energy Marketing
	• financial and operating measures for the Green Energy, International and Energy Marketing business units	4%	1.33

Individual performance	Individual objectives set with the President & CEO	20%	1.85

Overall performance	Combined weighted performance average	100%	1.11

1.
See page 57 for details.
2.
See page 60 for details.

2015 Management information circular      73

1.
Mr. Jarvis was appointed President, Liquids Pipelines on March 1, 2014. Effective this date, his short-term incentive target increased from 60% to 65%, and his medium- and long-term incentive target increased from 200% to 225%. See pages 59 and 62 for additional details.
2.
Performance stock options are granted approximately once every five years, and are intended to provide compensation over the applicable period. The 2012 grant was intended to provide compensation for the period from 2012-2016. The annualized value of performance stock options is reflected in the 2014 Actual Pay Mix Chart. See page 65 for further details.

In 2014, Mr. Jarvis:

•
oversaw a pipeline integrity program that completed 167 in-line-inspections and 2,485 integrity verification digs across our system;
•
as part of the Liquids Pipelines' Executive Safety Team, developed and implemented a 7-point plan targeted at further reducing employee and contractor injuries;
•
secured support for the $7.5 billion L3R Program from Hardisty, Alberta to Superior, Wisconsin;
•
led the development and implementation of a new customer relationship model targeted at Liquids Pipelines' largest customers;
•
negotiated agreements for the replacement of Line 10;
•
coordinated numerous activities to maximize available capacity and system utilization resulting in record throughputs; and
•
negotiated the optimization of the Athabasca Twin and Wood Buffalo Extension pipeline projects to create a more capital efficient and competitive solution for Enbridge and its customers.

Short-term incentive performance details

Performance area	Metrics	Short-term incentive weightings	Multiplier

Corporate performance[1]	Adjusted EPS	25%	0.70

Business unit performance[2]	Liquids Pipelines:
	• financial, commercial, and operating measures for the Liquids Pipelines business unit	50%	1.51

Individual performance	Individual objectives set with the President & CEO	25%	1.75

Overall performance	Combined weighted performance average	100%	1.37

1.
See page 57 for details.
2.
See page 60 for details.

74      ENBRIDGE INC.

1.
Performance stock options are granted approximately once every five years, and are intended to provide compensation over the applicable period. The 2012 grant was intended to provide compensation for the period from 2012-2016. The annualized value of performance stock options is reflected in the 2014 Actual Pay Mix Chart. See page 65 for further details.

In 2014, Mr. Robottom provided executive oversight for:

•
the legal aspects of approximately $8.5 billion in capital markets transactions, plus an additional $0.5 billion of incremental credit facilities, for an aggregate total of $9 billion enterprise-wide. In addition, he contributed to revisions to Enbridge's Canadian disclosure vetting process and successful conclusion of two large drop down transactions to Sponsored Vehicles;
•
successful conclusions on a number of other significant legal matters, including defence of a large claim for damages and a number of litigation and regulatory proceedings relating to special interest groups challenging regulatory approvals or processes and other permitting issues in respect of various large projects. In addition, he assisted in strategy development for major new infrastructure contracts and completion of substantial commercial arrangements for new projects secured for various Enbridge group entities, as well as oversight on legal strategy on Northern Gateway matters, including in connection with the federal cabinet certificate authorizing the project and the subsequent litigation strategy relating to opposition to the issuance of the certificate; and
•
completion or advancement in a number of significant information technology (IT) projects, including some affecting work and asset management, records retention, cyber security and accounting and order to cash systems. In addition he contributed to furtherance of the centralization of the IT group across the Enbridge enterprise and improvement of cost efficiencies in both IT and records management functions driving significant cost savings, including updated contracts management processes across the Enbridge enterprise and cost reductions through consolidation of purchase requirements of various business units' services and supplies requirements.

Short-term incentive performance details

Performance area	Metrics	Short-term incentive weightings	Multiplier

Corporate performance[1]	Adjusted EPS	60%	0.70

Business unit performance[2]	Corporate office:
	• non-financial operating measures for the combined enterprise
	• financial (corporate costs)
	• corporate office safety performance
	• safety measures for the combined enterprise
	• employee retention	20%	1.68

Individual performance	Individual objectives set with the President & CEO	20%	1.65

Overall performance	Combined weighted performance average	100%	1.09

1.
See page 57 for details.
2.
See page 60 for details.

2015 Management information circular      75

1.
Mr. Harper was appointed President, Gas Pipelines & Processing on January 30, 2014. In conjunction with his hire, Mr. Harper was awarded a cash signing bonus of CA$409,109 (US$370,000) and granted 12,400 non-performance-based restricted stock units with value at grant of CA$549,152 (US$516,460).
2.
Performance stock options are granted approximately once every five years, and are intended to provide compensation over the applicable period. Mr. Harper's 2014 grant was intended to provide compensation for the three-year period from 2014-2016. The annualized value of performance stock options is reflected in the 2014 Actual Pay Mix Chart. See page 66 for further details.

In 2014, Mr. Harper:

•
as part of onboarding, assessed the natural gas business components relative to its financial, operations and leadership capabilities resulting in restructured leadership roles, recruitment of key leadership team members across the gas pipelines and processing businesses, and the rightsizing of the US gathering and processing business cost structure;
•
successfully completed the first dropdown of assets from Enbridge Energy Partners, L.P. to Midcoast Energy Partners (MEP) and the first debt private placement at MEP;
•
ensured the completion of several critical offshore construction projects, the execution of new offshore construction and operating agreements, as well as key offshore asset divestitures;
•
in conjunction with Enbridge partners and the Alliance/Aux Sable management teams, delivered on a successful recontracting initiative which in turn necessitates the expansion of the Aux Sable facility; and
•
developed a critical stakeholder outreach plan and initiated meetings with key customers, regulators, investors and suppliers.

Short-term incentive performance details

Performance area	Metrics	Short-term incentive weightings	Multiplier

Corporate performance[1]	Adjusted EPS	25%	0.70

Business unit performance[2]	Gas Pipelines & Processing:
	• financial and operating measures for the Gas Pipelines & Processing business unit	25%	1.61

	Midcoast Energy Partners
	• financial, operating, commercial, and safety measures for the Midcoast Operating business unit
	• employee engagement	25%	0.86

Individual performance	Individual objectives set with the President & CEO	25%	1.60

Overall performance	Combined weighted performance average	100%	1.19

1.
See page 57 for details.
2.
See page 60 for details.

76      ENBRIDGE INC.

Executive compensation and shareholder return

The chart below shows what $100 invested in common shares on December 31, 2009 would have been worth at the end of each of the last five years (assuming reinvestment of dividends) and compares that to the performance of the S&P/TSX Composite Index. It also shows the growth in average total compensation reported for the named executives each year (aggregate compensation taken from the Summary Compensation Table divided by the number of named executives), including short-, mid- and long-term incentive programs, all of which are at risk compensation.

Total return vs. growth in total compensation

based on a notional $100 investment at year-end 2009

As at December 31	2010	2011	2012	2013	2014

Enbridge Inc. total return	120	167	194	216	286

S&P/TSX Composite Index	118	107	115	130	144

Total compensation of named executives (CA$ millions)[1]	$18.1	$16.3	$40.5	$15.5	$20.3

Annualized total compensation of named executives (CA$ millions)[2]	$20.8	$19.0	$30.9	$18.2	$22.2

Number of named executives	5	5	6	5	6

Average annualized total compensation	$4.2	$3.8	$5.1	$3.6	$3.7

Growth in total compensation (base = 100)	124	113	153	108	110

1.
Includes total compensation disclosed in previous management information circulars for the named executives in those years. Total compensation includes base salary, short-term and longer-term incentives (grant date fair value), annual pension value and all other compensation. Performance stock options are fully reflected in year of grant.
2.
Adjusted total compensation spreads value of performance stock options over the period they are intended to cover, rather than reflect fully in the year granted.

The total return on Enbridge Inc. common shares has been positive in each of the prior five years, while aggregate compensation paid to the named executives has largely remained flat (on a normalized basis) over the same period. The spike in total compensation in 2012 was a result of disclosing compensation in respect of six named executives (rather than five in the preceding and following years) and the five-year performance stock option grant in that year which is intended to reward executives for performance over a five-year period, despite being granted in a single year.

2015 Management information circular      77

Summary compensation table

The table below shows the total amounts that Enbridge and its subsidiaries paid and granted to the named executives for the years ended December 31, 2014, 2013 and 2012.

Executive and principal position	Year	Salary ($)	Share- based awards[1] ($)	Option- based awards[2,3] ($)	Non-equity (annual incentive plan)[4] ($)	Pension value[5] ($)	All other compensation[6] ($)	Total compensation ($)

Al Monaco	2014	1,118,000	1,249,260	1,199,970	1,228,660	1,028,000	104,242	5,928,132
President & CEO	2013	1,030,000	1,200,672	1,248,050	1,222,860	652,000	87,913	5,441,495
	2012	804,167	771,256	5,237,400	1,033,550	4,251,000	69,099	12,166,472

John K. Whelen	2014	408,880	254,725	558,981	243,943	1,208,000	56,546	2,731,075
Executive Vice President	2013	360,998	206,366	428,098	232,000	154,000	44,221	1,425,683
& CFO	2012	348,605	200,090	385,250	221,750	149,000	39,573	1,344,268

J. Richard Bird	2014	775,525	664,500	844,200	765,736	348,000	93,501	3,491,462
Executive Vice President	2013	746,750	633,688	658,633	550,000	313,000	73,135	2,975,206
	2012	700,300	585,718	3,287,810	622,830	1,596,000	68,535	6,861,193

D. Guy Jarvis	2014	512,333	489,515	472,451	465,248	749,000	96,998	2,785,545
President, Liquids Pipelines	2013	418,000	310,591	328,908	266,720	321,000	114,894	1,760,113
	2012	375,500	207,366	1,177,950	239,010	305,000	31,818	2,336,644

David T. Robottom	2014	515,300	345,540	331,952	340,591	505,000	54,735	2,093,118
Executive Vice President	2013	485,033	323,098	334,903	365,000	602,000	53,772	2,163,806
& Chief Legal Officer	2012	456,398	312,868	1,679,525	309,220	434,000	44,453	3,236,464

C. Gregory Harper	2014	417,808	845,871	1,052,649	301,809	160,000	464,104	3,242,241
President, Gas Pipelines	2013	–	–	–	–	–	–	–
& Processing	2012	–	–	–	–	–	–	–

1.
Performance / restricted stock unit plan (see page 63).
The value of the performance stock units and restricted stock units appearing in the summary compensation table above are determined by multiplying the number of performance and restricted stock units granted by the unit values in the table below:

Year	CA$	US$

2014	$44.30	$41.65
2013	$41.69	$42.27
2012	$36.38	$35.75

  The unit value is the volume weighted average of an Enbridge share on the TSX or the NYSE for the last 20 trading days before the grant date. For compensation reporting, the grant date fair value is used. See page 85 for the applicable exchange rates.

2.
Performance stock option plan (see page 64).
Performance stock options are granted approximately once every five years. The Black Scholes method is used to determine the performance stock option value, which is then discounted using a Monte Carlo simulation to reflect the Enbridge common share price targets that must be met for the performance stock options to vest. All performance stock options were granted in CA$. The inputs to the Black-Scholes model and the performance discount are presented in the table below:

Assumptions	2014 grant date fair value/ accounting value (Mr. Harper)	2012 grant date fair value/ accounting value

Expected option term in years	6.5	8
Expected volatility	15.00%	16.10%
Expected dividend yield	2.80%	2.80%
Risk free interest rate	1.70%	1.60%
Exercise price	$48.81	$39.34
Performance discount	8.5%	11.4%
Performance option value	$5.77	$4.25

  The value of the performance stock options appearing in the summary compensation table above are determined by multiplying the number of performance options granted by the performance option value.

78      ENBRIDGE INC.

3.
Incentive stock option plan (see page 67).
Incentive stock options are granted annually. The Black Scholes method is used to determine the stock option valuation. The inputs to the Black-Scholes model for CA$ options, as well as the 2014 US$ option values granted to Mr. Harper are presented in the table below:

	March 2014 (CA$)	March 2014 (US$)	February 2013 (CA$)	March 2012 (CA$)

Assumptions	Grant date fair value and accounting value

Expected option term in years	6 years	6 years	6 years	6 years
Expected volatility	17.07%	20.07%	16.78%	19.00%
Expected dividend yield	2.87%	2.87%	2.77%	2.95%
Risk free interest rate	1.76%	1.90%	1.34%	1.45%
Exercise price	$48.81	$44.09	$44.83	$38.34
Option value	$6.03	$6.68	$5.45	$5.00

  The value of the incentive stock options granted is determined by multiplying the number of incentive stock options granted by the stock option value. See page 85 for the applicable exchange rates.

4.
Non-equity (annual incentive plan) (see page 58).
Amounts in this column reflect the short-term incentive plan awards earned in 2014 and paid on February 27, 2015. Awards are based on Enbridge, business unit and individual performance. Particulars on the short-term incentive awards calculations for each named executive officer are set forth on page 61 of this circular. There are no long-term non-equity incentive plans within the compensation programs.

5.
Retirement benefits (see page 67).
The pension values are equal to the compensatory change shown in the defined benefit plan table.

6.
Other benefits (see page 69).
Amounts in this column include the annual perquisite allowance, excess flexible benefit credits paid to the executive, the taxable benefit from loans by Enbridge (made before Sarbanes Oxley was enacted), parking, relocation subsidies, medical expenses, financial counseling benefits and other incidental compensation. Mr. Harper's other compensation in 2014 includes a cash signing bonus of CA$409,109 (US$370,000).

2015 Management information circular      79

Incentive plan awards

Outstanding option-based and share-based awards as of December 31, 2014

	Option-based awards					Share-based awards

Named executive	Number of securities underlying unexercised options	Option exercise price	Option expiration	Value of in-the-money unexercised options[1,2]		Number of units that have not vested	Unit maturity	Market or payout value of units not vested[3,4]	Market or payout value of vested share-based awards not paid out or distributed[5]
officer	(#)	($)	date	Vested	Unvested	(#)	date	($)	($)

Al Monaco	199,000	48.81	13-Mar-24	–	2,175,070	28,976	31-Dec-16	1,731,053
	229,000	44.83	27-Feb-23	853,598	2,560,793	30,439	31-Dec-15	1,818,411
	147,500	38.34	2-Mar-22	1,578,250	1,578,250	–	31-Dec-14	–	2,458,014
	100,000	28.78	14-Feb-21	2,322,375	774,125
	1,058,800	39.34	15-Aug-20	6,911,846	14,687,674
	80,000	23.30	16-Feb-20	2,915,600	–
	100,000	19.81	25-Feb-19	3,993,500	–
	90,000	20.21	19-Feb-18	3,557,700	–
	28,400	19.13	9-Feb-17	1,153,324	–
	32,600	18.24	13-Feb-16	1,353,063	–
	500,000	20.21	15-Aug-15	19,765,000	–

John K. Whelen	92,700	48.81	13-Mar-24	–	1,013,211	5,908	31-Dec-16	352,963
	78,550	44.83	27-Feb-23	292,803	878,378	5,232	31-Dec-15	312,539
	77,050	38.34	2-Mar-22	824,435	824,435	–	31-Dec-14	–	637,692
	84,000	28.78	14-Feb-21	1,950,795	650,265
	55,000	23.30	16-Feb-20	2,004,475	–
	90,000	19.81	25-Feb-19	3,594,150	–
	100,600	20.21	19-Feb-18	3,976,718	–
	28,000	19.13	9-Feb-17	1,137,080	–
	21,800	18.24	13-Feb-16	904,809	–
	18,800	15.84	3-Feb-15	825,320	–

J. Richard Bird	140,000	48.81	13-Mar-24	–	1,530,200	15,413	31-Dec-16	920,773
	120,850	44.83	27-Feb-23	450,476	1,351,398	16,065	31-Dec-15	959,717
	43,000	38.32	28-Sep-22	460,530	460,530	–	31-Dec-14	–	1,866,700
	112,300	38.34	2-Mar-22	1,201,610	1,201,610
	100,000	28.78	14-Feb-21	2,322,375	774,125
	80,000	23.30	16-Feb-20	2,915,600	–
	591,200	39.34	15-Aug-20	3,859,354	8,201,126
	120,000	19.81	25-Feb-19	4,792,200	–

D. Guy Jarvis	78,350	48.81	13-Mar-24	–	856,366	11,354	31-Dec-16	678,303
	60,350	44.83	27-Feb-23	224,962	674,856	7,874	31-Dec-15	470,388
	45,800	38.34	2-Mar-22	–	980,120	–	31-Dec-14	–	660,881
	25,300	28.78	14-Feb-21	–	783,415
	169,400	39.34	15-Aug-20	1,105,843	2,349,917

David T. Robottom	55,050	48.81	13-Mar-24	–	601,697	8,015	31-Dec-16	478,802
	61,450	44.83	27-Feb-23	229,062	687,157	8,191	31-Dec-15	489,329
	59,400	38.34	2-Mar-22	635,580	635,580	–	31-Dec-14	–	997,119
	75,800	28.78	14-Feb-21	1,760,360	586,787
	325,300	39.34	15-Aug-20	2,123,558	4,512,562
	57,000	23.30	16-Feb-20	2,077,365	–

C. Gregory Harper	34,650	44.09	13-Mar-24	–	294,245	6,885	31-Dec-16	410,612
	138,080	48.81	15-Aug-20	–	1,509,214	12,742	1-Dec-16	759,938

1.
Calculated using the closing Enbridge common share price on December 31, 2014 (CA$59.74 and US$51.41). Where applicable, the number of options or units and the option exercise prices have been adjusted consistent with the May 2011 Enbridge stock split.
2.
Incentive stock options are subject to time vesting conditions. Performance stock options are subject to time and performance vesting conditions. See pages 64 and 67 for details.
3.
The market value of performance stock units and restricted stock units that have not vested was calculated using the formula set forth on page 63, and the Enbridge common share price on December 31, 2014 (CA$59.74 and US$51.41).
4.
A target performance multiplier of 1.0 has been used (performance stock units only), based on meeting the target EPS threshold and a relative P/E ratio ranking of at least the 50th percentile.
5.
This is a reflection of the payout value of the 2012 performance stock unit grant, which vested on December 31, 2014 but will not be paid until March 2015. A performance multiplier of 1.88 is used. See page 64 for details.

80      ENBRIDGE INC.

Value Vested or Earned in 2014

Named executive officer	Option-based awards – value vested during the year[1] ($)	Share-based awards – value vested during the year[2] ($)	Non-equity incentive plan compensation – value earned during the year[3] ($)

Al Monaco	5,942,954	2,458,014	1,228,660

John K. Whelen	942,735	637,692	243,943

J. Richard Bird	3,971,607	1,866,700	765,736

D. Guy Jarvis	1,789,087	660,881	465,248

David T. Robottom	2,264,239	997,119	340,591

C. Gregory Harper[4]	–	–	301,809

1.
Includes both incentive stock options that time vested and performance stock options that met performance conditions and time vested.
2.
The performance stock units granted in 2012 matured on December 31, 2014. See page 64 for details.
3.
Based on corporate, business unit and individual performance. See pages 59 to 61 for details.
4.
Converted to CA$ based on the exchange rates listed on page 85.

The values of the option-based awards listed above are based on the following:

Grant date	Grant price	2014 vesting date	Closing price on 2014 vesting date

16-Feb-2010	$23.295	16-Feb-2014	$47.82

14-Feb-2011	$28.775	14-Feb-2014	$47.82

02-Mar-2012	$38.340	02-Mar-2014	$46.80

15-Aug-2012[1]	$39.340	18-Mar-2014	$49.87

15-Aug-2012[2]	$39.340	08-Aug-2014	$53.47

15-Aug-2012[3]	$39.340	15-Aug-2014	$53.81

28-Sep-2012	$38.320	28-Sep-2014	$53.84

27-Feb-2013	$44.830	27-Feb-2014	$47.00

1.
Performance stock options that met the performance hurdle of $48 and were already time vested.
2.
Performance stock options that met the performance hurdle of $53 and were already time vested.
3.
Performance stock options that time vested and had already met performance hurdles.

Additional Stock Option Information

Enbridge Common Shares Used for Purposes of Equity Compensation

Options are granted to employees of Enbridge under the current stock options plans, which were approved by Enbridge shareholders in 2007, as follows:

•
the incentive stock option plan (2007), as amended and restated (2011 and 2014); and
•
the performance stock option plan (2007), as amended and restated (2011) and further amended (2012 and 2014).

Before these plans were approved, stock options and performance stocks options were issued under the legacy incentive stock option plan (2002). While options are no longer granted under the legacy 2002 stock option plan, there are still some options outstanding.

Common Shares Reserved for Equity Compensation as of December 31, 2014

Plan	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issue under equity compensation plans (excluding securities reflected in column (a)) (#)

Current stock option plans	34,196,791	36.37	28,316,375

Legacy stock option plan	1,406,761	18.42	–

2015 Management information circular      81

Stock Options Granted and Outstanding as of March 3, 2015

Stock options outstanding

Current stock option plans (incentive stock options and performance stock options)	39,766,726

Legacy incentive stock option plan (2002)	1,238,111

Total for all stock option plans	4.8% of total issued and outstanding shares

Plan restrictions

Enbridge common shares reserved for issue under all stock option plans
71,000,000 in total, or 8.3% of Enbridge's total issued and outstanding Enbridge common shares as of March 3, 2015
•  for an employee – no more than 5% of the total Enbridge common shares issued and outstanding
• for an executive or other insider – no more than 10% of the total Enbridge common shares issued and outstanding

Enbridge common shares that can be issued in a one-year period	• for an insider or his or her associate – no more than 5% of the total Enbridge common shares issued and outstanding
• for insiders as a group – no more than 10% of the total Enbridge common shares issued and outstanding

The number of Enbridge common shares that can be issued as incentive stock options (within the meaning of the US Internal Revenue Code) to designated employees of Enbridge's US subsidiaries
Up to 2,000,000 Enbridge common shares can be issued to these employees under each option plan unless, at the time of the grant:
•  the employee owns shares that give him or her more than 10% of the total combined voting power of all classes of shares in his or her employer, or of its parent or subsidiary, unless the grant price is at least 110% of the fair market value of the shares, and the options are to be exercised within five years of the grant date or
• the employee has options that can be exercised in a single calendar year for shares that have a total fair market value of more than US$100,000 (or the amount set out in the US Internal Revenue Code)

Options Enbridge's President & Chief Executive Officer can grant to new executives when they join the company	Up to 2% of the total Enbridge common shares outstanding at the time of the grant (undiluted), or the amount stated in the policies of the HRC Committee (whichever is less)

Making changes to the stock option plans

The Board or the HRC Committee may make the following adjustments to the options or to the common shares that can be issued under the stock option plans upon the occurrence of certain events, including the payment of a stock dividend or a restructuring of the share capital:

•
increase or decrease the number or change the kind of shares reserved under the stock option plans or that can be issued when outstanding options are exercised;
•
increase or decrease the option grant price per Enbridge share;
•
make changes to how installments of options vest and can be exercised; and
•
adjust the number of shares available under the stock option plans, the option price per Enbridge share and the option period.

The Board may also change the stock option plans, in whole or in part, as long as securities regulators approve the changes; however, Enbridge shareholders must also approve the following changes:

•
changing the number of common shares that can be issued under the stock option plans;
•
removing or exceeding the insider participation limit;
•
extending the term of an option;
•
allowing someone who is not a permanent employee to participate in the stock option plans;
•
changing the rules related to transferring or assigning options; and
•
changing the amendment provisions of the stock option plans.

Shareholders approved a 19,000,000 increase in the Enbridge common shares reserved for issuance under the current stock option plans on May 7, 2014.

82      ENBRIDGE INC.

Termination provisions of stock option plans

The termination provisions for the incentive stock options are summarized below.

Reason for termination	Provision[1]

Resignation	Can exercise vested options up to 30 days from the date of termination or until the option term expires (if sooner).

Retirement	Incentive stock options continue to vest. Vested options can be exercised up to three years from retirement or until the stock option term expires (if sooner). Conditions for performance stock options are mentioned below.

Death	All options vest and can be exercised up to 12 months from the date of death or until the option term expires (if sooner).

Disability	Current stock option plans: Options continue to vest based on the regular provisions of the plan.
Legacy stock option plan: Vested options can be exercised up to three years from the date of disability or until the option term expires (if sooner).

Termination – involuntary, not for cause	Current stock option plans: Unvested options continue to vest during the notice period, and options that are vested or become vested can be exercised up to 30 days after the notice period expires or until the option term expires (if sooner).
Legacy stock option plan: Vested options can be exercised up to 30 days from the date of termination or until the option term expires (if sooner).

– involuntary, for cause	Current stock option plans: All options are cancelled on the date of termination.
Legacy stock option plan: Vested options can be exercised up to 30 days from the date of termination or until the option term expires (if sooner).

– change of control or reorganization	Current stock option plans: For a change of control, options vest on a date determined by the HRC Committee before the change of control. For any other kind of reorganization, options are to be assumed by the successor company. If they are not assumed, they will vest and the value will be paid in cash.
Legacy stock option plan: Options will be assumed by the successor company. If they are not assumed, they will vest and the value will be paid in cash.

Other transfer or assignment of stock options	The holder of an option may not transfer or assign it other than by will, or as allowed by the laws of descent and distribution.

1.
Differences in termination provisions apply for US$ options where the executive has elected treatment as incentive stock options within the meaning of US Internal Revenue Code Section 422.

Performance stock options have the same termination provisions as the incentive stock options except for the following differences:

•
for retirement, performance stock options are prorated for the period of active employment in the 5 year period starting January 1 of the year of grant. These options can be exercised until the later of three years after retirement or 30 days after the date by which the share price targets must be met (or up to the date the option expires, if earlier), as long as the share price targets are met;
•
for death, unvested performance stock options are pro-rated and the plan assumes performance requirements have been met;
•
for involuntary termination not-for-cause, unvested performance stock options are pro-rated; and
•
for change of control, the plan assumes the performance requirements have been met.

Termination of employment and change of control arrangements

Employment agreements

Enbridge has entered into employment agreements with each of the named executives. The terms in the agreements are competitive and part of a comprehensive compensation package that assists in recruiting and retaining top executive talent.

The agreements generally provide benefits for executives in three situations:

•
involuntary termination for any reason (other than for cause);
•
voluntary termination within 150 days (60 days in the case of Mr. Bird) after constructive dismissal, as defined in each agreement; and
•
in some cases, voluntary termination within 60 days of the first anniversary of a change of control event, as defined in the agreements.

2015 Management information circular      83

Mr. Bird is the only executive with an employment agreement which includes a single trigger voluntary termination right following a change of control. Starting in 2007 Enbridge's policy was changed to only include double trigger voluntary termination rights in favor of an executive following a change of control event. The agreements with all other named executives were signed after this policy was introduced.

Other restrictive covenants include:

	Confidentiality provision	Non-competition/solicitation	No recruitment

Al Monaco	2 years after departure	1 year after departure	2 years after departure

John K. Whelen	2 years after departure	1 year after departure	2 years after departure

J. Richard Bird	2 years after departure	During employment only	During employment only

D. Guy Jarvis	2 years after departure	1 year after departure	2 years after departure

David T. Robottom	2 years after departure	During employment only	During employment only

C. Gregory Harper[1]	Continues following departure	1 year after departure	2 years after departure

1.
Mr. Harper's agreement does not provide an end date to enforcement of the confidentiality provision.

Other termination of employment

Additional compensation that would be paid to the named executives under various termination scenarios is described below.

1.
Where applicable, both time and performance vesting conditions must have been met in order to be considered exercisable.

84      ENBRIDGE INC.

The table below shows the additional amounts that would have been paid if the named executive had been terminated on December 31, 2014 whether the termination was involuntary (without cause), constructive dismissal or termination following a change of control.

	Base salary[1] ($)	Short-term incentive ($)	Longer-term incentives[2] ($)	Pension[3] ($)	Benefits[4] ($)	Total payout ($)

Al Monaco	3,432,000	3,384,615	27,100,107	4,245,000	350,002	38,511,724

John K. Whelen	1,000,000	453,750	4,364,542	1,178,000	93,673	7,089,965

J. Richard Bird	1,565,400	1,172,830	16,339,724	1,277,000	165,744	20,520,698

D. Guy Jarvis	1,060,000	505,730	7,367,709	816,000	148,425	9,897,863

David T. Robottom	1,045,400	674,220	8,475,979	1,431,000	136,985	11,763,583

C. Gregory Harper[5]	960,563	634,004	3,559,284	97,000	121,979	5,372,830

1.
Total for the severance period (3 years for the President & CEO, 2 years for other named executives). Based on base salary as at December 31, 2014.
2.
In-the-money value of unvested incentive stock options and performance stock options as of December 31, 2014. Includes the value of outstanding performance stock units as of December 31, 2014 as though the grants had vested, EPS targets are met and P/E performance is top quartile relative to peers with a performance multiplier of 1.5.
3.
Value of the additional years of pension accrual over the severance period.
4.
Benefits include the annual flexible perquisite, flex credit allowance and savings plan matching contributions over the severance period plus an allowance for financial and career counselling.
5.
See page 85 for details on exchange rate used.

Exchange Rates

The table below shows the effective exchange rates used to convert US$ denominated compensation to CA$ for Mr. Harper. The table displays the value of 1 US$ in CA$.

Date	Exchange Rate	Average or daily rate	Used for

December 31, 2014	1.1601	Daily exchange rate	Salary rate on December 31, 2014; US peer group metrics

December 31, 2014	1.1045	Average-to-date	Salary from January 1, 2014 to December 31, 2014; 2014 short-term incentive payout; 2014 other compensation; and 2014 defined benefit compensatory change

March 13, 2014	1.1057	Daily exchange rate	2014 incentive stock option/performance stock option grant; and signing bonus

January 2, 2014	1.0633	Daily exchange rate	2014 performance stock option/restricted stock option grant

4.        Loans to directors and senior officers

No current or former directors or officers of Enbridge or any of our subsidiaries, or their associates, had any loans with Enbridge or any of our subsidiaries at any time in 2014, other than routine indebtedness previously outstanding as defined under Canadian securities laws.

This routine indebtedness consists solely of loans for relocating to another business location or incentive loans offered to new hires. We offered these types of loans to some officers in the past.

We have not granted, renewed or extended any loans to our directors and officers since Sarbanes-Oxley was enacted on July 29, 2002.

2015 Management information circular      85

5.        Directors' and officers' liability insurance

We have liability insurance for our directors and officers and those of our subsidiaries, to protect them against liabilities they may incur in their capacity as directors and officers. The Canada Business Corporations Act contains provisions regarding directors' and officers' liability coverage. We also review our coverage program on an annual basis, including benchmarking the level of directors' and officers' liability coverage to other energy and peer sized companies.

We maintain a coverage limit of US$250 million, which is subject to a deductible of US$1 million for each claim that we grant indemnification for. The insurance program renews annually on October 30 and the premium we paid for the current coverage year is US$2,202,729 net of applicable premium taxes.

86      ENBRIDGE INC.

Appendix A
 BY-LAW NO. 2

A BY-LAW RELATING TO ADVANCE NOTICE OF NOMINATIONS OF
DIRECTORS OF THE CORPORATION

BE IT ENACTED AND IT IS HEREBY ENACTED as a by-law of the Corporation as follows:

1.    Introduction.    The Corporation is committed to: (i) facilitating an orderly and efficient annual or, where the need arises, special meeting, process; (ii) ensuring that all shareholders receive adequate notice of director nominations and sufficient information with respect to all nominees; (iii) allowing the Corporation and shareholders to evaluate each nominee's qualifications and suitability as a director of the Corporation; and (iv) allowing shareholders to cast an informed vote.

The purpose of this by-law of the Corporation is to provide shareholders, directors and management of the Corporation with guidance on the nomination of directors. This by-law is the framework by which the Corporation seeks to fix a deadline by which shareholders of the Corporation must submit director nominations to the Corporation prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Corporation for the notice to be in proper written form.

It is the belief of the Corporation and the board of directors of the Corporation that this by-law is beneficial to shareholders and other stakeholders. This by-law will be subject to periodic review and, subject to the Act (as defined below), will reflect changes as required by securities regulatory agencies or stock exchanges and, at the discretion of the board of directors, amendments necessary to meet evolving industry standards.

In this by-law unless the context otherwise requires, words importing the singular number only shall include the plural, gender shall include the masculine, feminine and neuter genders; words importing persons shall include an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, and any number or aggregate of persons.

2.    Nomination Procedures.    Subject only to the Act, Applicable Securities Laws and the articles of the Corporation, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. Nominations of persons for election to the board of directors may be made at any annual meeting of shareholders, or at any special meeting of shareholders if the election of directors is a matter specified in the notice of meeting:

  (a)
  by or at the direction of the board of directors, including pursuant to a notice of meeting;

  (b)
  by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act, or a requisition of a shareholders meeting by one or more of the shareholders made in accordance with the provisions of the Act; or

  (c)
  by any person (a Nominating Shareholder) who:

  (i)
  at the close of business on the date of the giving of the notice provided for in Section 4 of this by-law and on the record date for notice of such meeting, is entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and provides evidence of such beneficial ownership to the Corporation, and

  (ii)
  complies with the notice procedures set forth below in this by-law.

3.    Nominations for Election.    For the avoidance of doubt, the procedures set forth in this by-law shall be the exclusive means for any person to bring nominations for election to the board of directors before any annual or special meeting of shareholders of the Corporation.

2015 Management information circular      87

4.    Timely Notice.    In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the secretary of the Corporation in accordance with this by-law.

5.    Manner of Timely Notice.    To be timely, a Nominating Shareholder's notice must be given:

  (a)
  in the case of an annual meeting (including an annual and special meeting) of shareholders, not less than thirty (30) days prior to the date of the meeting; provided, however, that in the event that the meeting is to be held on a date that is less than fifty (50) days after the date (the Notice Date) on which the first public announcement of the date of the meeting was made, notice by the Nominating Shareholder shall be made not later than the close of business on the tenth (10th) day following the Notice Date; and

  (b)
  in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not also called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the meeting was made.

6.    Proper Form of Notice.    To be in proper written form, a Nominating Shareholder's notice must set forth or be accompanied by, as applicable:

  (a)
  as to each person whom the Nominating Shareholder proposes to nominate for election as a director (a Proposed Nominee):

  (i)
  the name, age and business and residential address of the Proposed Nominee;

  (ii)
  the principal occupation, business or employment of the Proposed Nominee, both present and within the five years preceding the notice;

  (iii)
  whether the Proposed Nominee is a "resident Canadian" within the meaning of the Act;

  (iv)
  the number of securities of each class of voting securities of the Corporation or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by the Proposed Nominee, as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

  (v)
  a description of any relationship, agreement, arrangement or understanding (financial, compensation or indemnity related or otherwise) between the Nominating Shareholder and the Proposed Nominee, or any Affiliates or Associates of, or any person or entity acting jointly or in concert with the Nominating Shareholder or the Proposed Nominee, in connection with the Proposed Nominee's nomination and election as a director;

  (vi)
  whether the Proposed Nominee is party to any existing or proposed relationship, agreement, arrangement or understanding with any competitor of the Corporation or any other third party which may give rise to a real or perceived conflict of interest between the interests of the Corporation and the interests of the Proposed Nominee; and

  (vii)
  any other information relating to the Proposed Nominee that would be required to be disclosed in a dissident's proxy circular or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to the Act or any Applicable Securities Laws;

  (b)
  as to the Nominating Shareholder:

  (i)
  the name, business and residential address of such Nominating Shareholder;

  (ii)
  the number of securities of each class of voting securities of the Corporation or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by such Nominating Shareholder or any other person with whom such Nominating Shareholder is acting jointly or in concert with respect to the Corporation or any of its securities, as of the record date for the meeting (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

88      ENBRIDGE INC.

    (iii)
    whether such Nominating Shareholder intends to deliver a proxy circular and/or form of proxy to any shareholder of the Corporation in connection with such nomination or otherwise solicit proxies or votes from shareholders of the Corporation in support of such nomination; and

    (iv)
    any other information relating to such Nominating Shareholder that would be required to be disclosed in a dissident's proxy circular or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to the Act or any Applicable Securities Laws; and

  (c)
  a written consent duly signed by each Proposed Nominee to being named as a nominee for election to the board of directors and to serve as a director of the Corporation, if elected.

References to "Nominating Shareholder" in this by-law shall be deemed to refer to each shareholder that nominates or seeks to nominate a person for election as director in the case of a nomination proposal where more than one shareholder is involved in making such nomination proposal.

7.    Notice to be Updated.    To be considered timely and in proper written form, a Nominating Shareholder's notice shall be promptly updated and supplemented, if necessary, so that the information provided or required to be provided in such notice shall be true and correct as of the record date for the meeting.

8.    Power of the Chair.    The chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

9.    Delivery of Notice.    Notwithstanding any other provision of this by-law, notice given to the corporate secretary of the Corporation pursuant to this by-law may only be given by personal delivery or electronic mail, and shall be deemed to have been given and made only at the time it is served by personal delivery or sent by electronic mail of such transmission has been received) to the secretary of the Corporation, at the address of the principal executive offices of the Corporation, or, in the case of electronic mail, to: CorporateSecretary@enbridge.com; provided that if such delivery or electronic communication is made on a day which is not a business day or later than 5:00 p.m. (Calgary time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

10.    Board of Directors Discretion.    Notwithstanding the foregoing, the board of directors may, in its sole discretion, waive any requirement in this by-law.

11.    Definitions.    For purposes of this by-law:

  (a)
  Act means the Canada Business Corporations Act;

  (b)
  Applicable Securities Laws means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the written rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commissions and similar regulatory authorities of each province and territory of Canada; and

  (c)
  public announcement shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com.

    Terms used in this by-law that are defined in the Act shall have the meanings given to those terms in that Act.

12.    Effective Date.    This By-law No. 2 shall come into force on the date of the resolution of the board of directors enacting this by-law or such other date as provided by the board of directors.

ENACTED by the Board the 2nd day of December, 2014.

2015 Management information circular      89

3000, 425 – 1st Street S. W.
Calgary, Alberta, Canada T2P 3L8

Telephone: 403-231-3900
Facsimile: 403-231-3920
Toll free: 800-481-2804

enbridge.com

Proxy form
Registered holders of common shares Your common shares give you the right to vote at our 2015 annual and special meeting of shareholders.
This proxy is solicited by management and our Board of Directors. Throughout this document, we, us, our and Enbridge mean Enbridge Inc. You and your mean the securityholder completing this form.
You can vote in person at the meeting, or vote by proxy using this form.
 When
Wednesday, May 6, 2015

1:30 p.m. eastern daylight time (EDT)

 Where

Four Seasons Hotel Toronto

60 Yorkville Avenue

Toronto, Ontario (Canada)

Two ways to vote — in person or by proxy
You can vote on several items of Enbridge business at our upcoming annual and special meeting of shareholders. If you are voting by phone or on the internet, you will need your 13-digit control number, which appears in the lower left corner of this form.

A	Vote in person
If you plan to come to the meeting and vote in person, do not complete or return this form. Simply attend the meeting and register with a representative from CST Trust Company, our transfer agent and registrar for our shares.
B	Vote by proxy
Voting by proxy means giving someone else the authority to attend the meeting and vote for you (called your proxyholder).
You can vote by proxy in one of four ways:

•  By phone — Call 1.888.489.7352 toll-free and follow the instructions
•  By fax — Complete, date and sign this form and fax to CST Trust Company at 1.866.781.3111 (in North America) or 1.416.368.2502 (outside North America)
	• Online — Go to www.cstvotemyproxy.com and follow the instructions on screen	• By mail — Complete, date and sign this form and mail it to: CST Trust Company Attn: Proxy department P.O. Box 721 Agincourt, Ontario Canada M1S 0A1
If you are voting by proxy, CST Trust Company must receive your voting instructions by 6 p.m. EDT on Monday, May 4, 2015 regardless of the voting method.

1

Appoint a proxyholder
You can appoint an Enbridge officer to be your proxyholder, or choose someone else to attend and vote on your behalf.

☐
You appoint Al Monaco, or failing him, David A. Arledge
☐
You appoint the following person to attend the meeting and act and vote for you and on your behalf with full power of substitution, according to your instructions (this person does not need to be a shareholder):

  (please print name)

You can also appoint a proxyholder on the internet. Follow the instructions on screen.

2

Give us your voting instructions
Our board of directors recommends that shareholders vote for all of the resolutions below.

The common shares represented by this proxy form will be voted for or against, withheld from voting or abstained from voting according to your instructions, including on any ballot that may be called. If you do not specify how you want to vote your common shares:

•
the Enbridge officer you appointed as your proxyholder in section 1 will vote for each of the items below; or
•
the other proxyholder you appointed in section 1 can vote as he or she sees fit.

If there are amendments or other items of business that properly come before the meeting, your proxyholder has the authority to vote at his or her discretion. If the meeting is adjourned, your proxyholder has the discretion to vote on any amendments or other items of business according to his or her best judgment.

Elect the directors

		For	Withhold			For	Withhold
1.	David A. Arledge	☐	☐	7.	Al Monaco	☐	☐
2.	James J. Blanchard	☐	☐	8.	George K. Petty	☐	☐
3.	Marcel R. Coutu	☐	☐	9.	Rebecca B. Roberts	☐	☐
4.	J. Herb England	☐	☐	10.	Dan C. Tutcher	☐	☐
5.	Charles W. Fischer	☐	☐	11.	Catherine L. Williams	☐	☐
6.	V. Maureen Kempston Darkes	☐	☐
Appoint the auditors
Appoint PricewaterhouseCoopers LLP as auditors.	For	Withhold
	☐	☐
Confirm Advance Notice By-Law
Confirm By-Law No. 2, which sets out advance notice requirements	For	Against
for director nominations.	☐	☐
Have a "say on pay"
Vote on our approach to executive compensation.	For	Against	Abstain
	☐	☐	☐
While this vote is non-binding, it gives shareholders an opportunity to provide important input to our Board.

3

Sign and date
If you are sending us your vote by fax or mail, you must sign here for your vote to be counted.

When you sign here, you are:

•
authorizing your proxy-holder to vote according to your voting instructions at Enbridge's 2015 annual and special meeting of shareholders, or any adjournment; and
•
revoking any proxy that you previously gave for this meeting.

If you have an authorized power of attorney, he or she can sign for you. If your common shares are held in more than one name, either person can complete and sign this form.

For common shares registered in the name of a corporation, estate or trust, an authorized officer or attorney must sign this form and state his or her position and attach proof that he or she is authorized to sign.

Your name
(please print exactly as it appears on the front of this form)

Your signature
(you must sign here)

Date
(if you leave this blank, we will consider the date to be the day this form was mailed to you)

Position and signature
(complete this if you are signing by power of attorney on behalf of a corporation, estate or trust)

4

Send us your voting instructions right away
CST Trust Company must receive your completed form by 6 p.m. EDT on Monday, May 4, 2015.

If the meeting is postponed or adjourned, we must receive it at least two business days before the start of that meeting.

By fax Toll free from anywhere in North America: 1.866.781.3111 From outside North America: 1.416.368.2502 Remember to fax both pages of this form.	By mail Use the envelope provided or mail to: CST Trust Company Attn: Proxy department P.O. Box 721 Agincourt, Ontario M1S 0A1

If you are voting on the internet, you need to complete your voting instructions by 6 p.m. EDT on Monday, May 4, 2015. Go to www.cstvotemyproxy.com and follow the instructions on screen.

QuickLinks

SIGNATURES